Key metrics
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Credit Suisse (CHF million, except where indicated)
Net income attributable to shareholders	1,054	691	859	53	23
of which from continuing operations	1,054	701	844	50	25
Basic earnings per share from continuing operations (CHF)	0.63	0.41	0.47	54	34
Diluted earnings per share from continuing operations (CHF)	0.62	0.40	0.47	55	32
Return on equity attributable to shareholders (%)	9.9	6.2	8.0	–	–
Effective tax rate (%)	31.6	21.2	31.2	–	–
Core Results (CHF million, except where indicated)
Net revenues	6,673	6,376	6,469	5	3
Provision for credit losses	30	75	34	(60)	(12)
Total operating expenses	5,105	5,400	5,035	(5)	1
Income from continuing operations before taxes	1,538	901	1,400	71	10
Cost/income ratio (%)	76.5	84.7	77.8	–	–
Pre-tax income margin (%)	23.0	14.1	21.6	–	–
Strategic results (CHF million, except where indicated)
Net revenues	6,590	6,000	6,530	10	1
Income from continuing operations before taxes	1,822	1,449	1,944	26	(6)
Cost/income ratio (%)	72.0	74.9	70.0	–	–
Return on equity – strategic results (%)	12.0	10.9	14.0	–	–
Non-strategic results (CHF million)
Net revenues	83	376	(61)	(78)	–
Loss from continuing operations before taxes	(284)	(548)	(544)	(48)	(48)
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,374.0	1,377.3	1,281.1	(0.2)	7.3
Net new assets from continuing operations	17.0	(3.0)	14.7	–	15.6
Balance sheet statistics (CHF million)
Total assets	904,390	921,462	878,090	(2)	3
Net loans	270,774	272,551	250,659	(1)	8
Total shareholders' equity	43,396	43,959	43,230	(1)	0
Tangible shareholders' equity	34,672	35,066	35,046	(1)	(1)
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	288,514	291,410	285,996	(1)	1
CET1 ratio (%)	13.8	14.9	14.3	–	–
Look-through CET1 ratio (%)	10.0	10.1	10.0	–	–
Look-through CET1 leverage ratio (%)	2.6	2.5	–	–	–
Look-through Tier 1 leverage ratio (%)	3.6	3.5	–	–	–
Share information
Shares outstanding (million)	1,563.5	1,599.5	1,587.2	(2)	(1)
of which common shares issued	1,607.2	1,607.2	1,596.1	0	1
of which treasury shares	(43.7)	(7.7)	(8.9)	468	391
Book value per share (CHF)	27.76	27.48	27.24	1	2
Tangible book value per share (CHF)	22.18	21.92	22.08	1	0
Market capitalization (CHF million)	42,076	40,308	45,633	4	(8)
Number of employees (full-time equivalents)
Number of employees	46,400	45,800	45,600	1	2
See relevant tables for additional information on these metrics.

Urs Rohner, Chairman of the Board of Directors (left) and Brady W. Dougan, Chief Executive Officer.

Dear shareholders
For Switzerland and Credit Suisse, one of the most significant economic and political events during the first quarter of 2015 was the Swiss National Bank’s decision in January to discontinue the minimum exchange rate of the Swiss franc against the euro and introduce negative short-term interest rates. These actions significantly altered the market environment for a number of Swiss companies. In order to moderate the impact on our results, we announced a number of mitigating actions in February, including a combination of incremental cost reductions and revenue growth initiatives. These swift and proactive measures, combined with an improvement in market activity, successfully mitigated the impact from the changed currency and interest rate environment on our results.
Against this challenging backdrop, Credit Suisse again delivered a strong and consistent performance in the first quarter. Reported net income attributable to shareholders was CHF 1.1 billion, reflecting an increase of 23% compared to the first quarter of 2014. The Private Banking & Wealth Management results benefitted from a particularly strong performance in our Wealth Management Clients business with improved margins and profitability. We had relatively stable results in Corporate & Institutional Clients, while Asset Management had lower revenues reflecting increased seasonality. Investment Banking results reflected increased sales and trading revenues, while we continued to significantly reduce leverage exposure during the quarter. Additionally, we made further progress in winding down our non-strategic units.
We continue to build on our strong position in the Swiss market and capitalize on our presence and expertise in the emerging markets, including Asia Pacific and the Middle East. The Asia Pacific region continues to be a strong driver of growth in both divisions, contributing 16% to the overall revenues of Credit Suisse.
Further leverage reductions and continued strong capital generation
In recent years, there was a shift in regulatory focus toward the unweighted view of capital in the form of more restrictive leverage requirements. In order to comply with these stricter requirements, we laid out a plan to significantly reduce leverage exposure, mainly driven by reductions in Investment Banking. During the first quarter, we reduced leverage exposure by CHF 95 billion, reaching a look-through BIS tier 1 leverage ratio of 3.6%, which is within reach of our 4.0% target for the end of 2015. Regarding the current Swiss requirements, we reported a look-through Swiss leverage ratio of 4.2%, approaching our end-2015 target of 4.5%.
At the end of the first quarter, our look-through CET1 capital ratio, an important metric in measuring our capital position, stood at 10.0%. This is slightly lower than at year-end 2014 due to a combination of the foreign exchange impact, share purchases for employee compensation plans and the impact on risk-weighted assets from regulatory and mandated methodology changes. Looking at the Swiss framework, where high- and low-trigger contingent convertible instruments are recognized as eligible capital, we reported a look-through Swiss total capital ratio of 16.2%.
Private Banking & Wealth Management
In Private Banking & Wealth Management, we delivered pre-tax income of CHF 0.9 billion from our strategic businesses, with higher client activity in Wealth Management Clients and lower revenues in Asset Management. The net margin of the Wealth Management Clients business increased to 30 basis points with lower expenses and higher net interest income. Compared to the prior quarter, the net margin also benefitted from a decrease in average assets under management, largely due to the foreign exchange impact. As a result of the swift mitigating actions we took and the cumulative benefit of our lending program, net interest income in Wealth Management Clients increased in spite of the low interest rate environment.
We saw strong client momentum in Private Banking & Wealth Management with strategic net new assets of CHF 18.4 billion in the quarter. Wealth Management Clients contributed CHF 7.0 billion, driven by strong inflows from Asia Pacific, the Americas and Switzerland. Overall, we reported total net new assets of CHF 17.0 billion, including CHF 1.4 billion of outflows due to the ongoing regularization of our asset base.
During the first quarter, we successfully executed on our growth initiatives. In Switzerland and selected other markets, we launched our new advisory offering Credit Suisse Invest, focusing on improving flexibility and transparency for clients. This is part of our effort to further increase mandate penetration and we saw strong sales momentum during the first quarter that is expected to continue. Since 2013, we are also expanding our lending program to ultra-high-net-worth clients. Loan volume increased by 39% with growth across all regions, despite muted growth in the first quarter of 2015. Additionally, in light of the evolving digital landscape, we are creating a state-of-the-art digital private banking platform, which was already successfully launched in Singapore. With this platform, Credit Suisse aims to upgrade its service offering and make it even more accessible to clients.
Investment Banking
In our diversified Investment Banking strategic franchise, we achieved consistent results with a return on regulatory capital of 19%. We generated pre-tax income of CHF 1.1 billion in our strategic businesses, stable compared to the same period of 2014, with slightly higher revenues.
Fixed income sales and trading revenues improved compared to the same quarter in the prior year due to increased client activity, particularly in global macro products and emerging markets. Equity sales and trading results were strong, reflecting a more favorable trading environment and sustained market shares. The strength in our sales and trading businesses offset the slowdown in underwriting and advisory, where we had a difficult start to the year. Year-over-year, total operating expenses increased in Swiss francs but decreased in US dollars, reflecting the foreign exchange impact of the weakening of the Swiss franc on an average basis compared to the US dollar.
Additionally, we made continued progress at improving the capital efficiency in Investment Banking across strategic and non-strategic businesses. We reduced leverage exposure by USD 97 billion and risk-weighted assets increased slightly in US dollars, as an increase in risk-weighting calculations offset business reductions.
Outlook
Looking at the second quarter to date, the momentum in the businesses has carried over from the first quarter, with an improving trend in underwriting and advisory. We remain committed to our capital and leverage goals and expect to make further progress in executing our strategic initiatives over the balance of 2015.
CEO succession
This is the last quarterly shareholder letter that you will receive from the two of us together. As announced in March, Brady Dougan will be stepping down from his role at the end of June, after a 25-year career at the bank, including eight years as CEO. Given the progress we have made and the good momentum across our businesses, we decided that this is the appropriate time for CEO succession. The Board of Directors has appointed Tidjane Thiam as the new CEO. He currently serves as Group Chief Executive of Prudential plc and has a distinguished record of achievement in the financial services industry.
During the eight years that Brady Dougan has served as CEO, the financial services industry has undergone significant change. Together with our management team, Brady has successfully navigated our bank through this difficult period and has proactively responded to various reforms and changes. Despite these challenging conditions, we consistently collaborated with our stakeholders to find the best course for our company and our clients. While the industry will continue to evolve going forward, we believe that our bank is well positioned to thrive over the long term as our employees, management team and new CEO will strive to ensure the success of Credit Suisse over the years to come.
We would like to express our sincere gratitude to our clients, our shareholders and our employees for their continued support over the past eight years and going forward.
Sincerely
Urs Rohner                        Brady W. Dougan
April 2015
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. We have revised previously reported estimates of BIS leverage amounts for 4Q14 to take into account refinements in our calculation of BIS leverage amounts. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total eligible capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Leverage exposure target assumes constant USD/CHF and EUR/CHF exchange rates equal to those at the end of 1Q15.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average risk-weighted assets and an average of a certain percentage of leverage exposure (2.4% for periods prior to 2015 and 3% for periods after January 1, 2015).
Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.
Refer to our 1Q15 Financial Report as well as to II – Operating and financial review and III – Treasury, Risk, Balance sheet and Off-balance sheet in our Annual Report 2014 for further information.

Financial Report 1Q15

Financial Report 1Q15
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, ultra-high-net-worth and high-net worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,400 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.
Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment
While economic activity softened in the US and China, it showed signs of improvement in the eurozone in 1Q15. Most major equity markets ended the quarter higher and volatility was moderate during the quarter. Government bond yields generally continued to decrease. The US dollar strengthened against most major currencies.
Economic environment
In 1Q15, US economic activity moderated compared to the relatively strong pace of the preceding quarters. The appreciation of the US dollar hindered export growth and domestic economic data, such as retail sales, indicated a slowdown. However, labor market conditions continued to improve. Although US core inflation remained relatively stable, headline inflation decreased further in 1Q15 following a sharp fall in energy prices in the second half of 2014. In the eurozone, inflation data was similar and economic activity improved slowly, with signs of the recovery broadening in major economies such as Germany, Spain and Italy. In China, economic activity remained relatively soft. In Russia, the inflation rate continued to rise strongly, driven by higher food prices and the depreciation of the ruble.
Given the improved US labor market conditions, in March 2015 the US Federal Reserve (Fed) changed its interest rate forward guidance indicating that it would be appropriate to increase it upon seeing further improvement in the labor market and becoming confident that inflation would move back to its 2% objective. In contrast, the European Central Bank (ECB) announced in January 2015 that it would expand its asset purchase program by purchasing EUR 60 billion in assets per month until at least September 2016. Other major central banks, such as the Bank of Canada and the Reserve Bank of Australia, also eased monetary policy. In January 2015, the Swiss National Bank (SNB) decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to further lower short-term interest rates. These actions significantly altered the market environment for a number of Swiss companies, which typically incur the majority of their expenses in Swiss francs, while they generate a large proportion of their revenues in other currencies.
While global equity markets increased in 1Q15, divergence in the performance of regional equity markets also increased. Major central bank actions, developments relating to the Greek debt negotiations, geopolitical tensions and sharp currency movements were the key drivers of regional equity market performance. The US equity market underperformed in 1Q15, mainly impacted by a strong US dollar and uncertainties around the timing of the Fed interest rate increase. Eurozone equity markets, led by Germany, surged after the announcement of a larger than expected ECB asset purchase program and the resulting euro depreciation (refer to the charts “Equity markets”). The Swiss equity market was impacted by the SNB announcement in January, but it recovered by the end of 1Q15. The Japanese and Australian equity markets continued to benefit from expansionary monetary policies and improving corporate earnings trends. Emerging market indices also increased in 1Q15, but were impacted by weaker macroeconomic fundamentals. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), was moderate during the quarter. Risk appetite, as measured by the Credit Suisse equity risk appetite index, increased during the quarter. The Credit Suisse Hedge Fund Index increased 2.5% in 1Q15.

Government bond yields, especially those with long-dated maturities, continued to decline in 1Q15 (refer to the charts “Yield curves”). In particular, euro sovereign bond yields declined significantly in 1Q15 in anticipation of the start of the ECB asset purchase program. The decrease was driven by lower real yields, with eurozone inflation expectations increasing noticeably. Inflation-linked bonds outperformed nominal government bonds globally. In credit, global investment grade spreads were slightly down (refer to the chart “Credit spreads”). High yield corporate hard currency spreads tightened.
As a consequence of the SNB announcement in January 2015, the Swiss franc appreciated considerably against major currencies, including against the US dollar, which was one of the strongest currencies in 1Q15. The US dollar strength, also observable against several emerging market currencies, was driven by expectations that the Fed would start raising interest rates in 2015. The Japanese yen, which depreciated sharply against the US dollar in recent quarters, remained mostly unchanged in 1Q15. The British pound appreciated against the euro on expectations of divergence in monetary policy between the UK and the eurozone. However, the British pound depreciated against the US dollar.
Commodity markets remained under pressure in 1Q15, with the Credit Suisse Commodities Benchmark falling more than 6%. Agricultural markets were the worst performing segment, followed by energy and industrial metals markets. Ample supply and subdued demand negatively influenced commodity markets. Precious metals performance was only slightly down, as political and policy uncertainties spurred moderate gold demand.

Market volumes (growth in %)
	Global		Europe
end of 1Q15	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	4	15	8	21
Announced mergers and acquisitions [2]	(1)	25	(9)	13
Completed mergers and acquisitions [2]	(13)	9	(29)	39
Equity underwriting [2]	9	5	9	(18)
Debt underwriting [2]	34	6	87	(8)
Syndicated lending – investment grade [2]	(26)	24	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
World bank stocks underperformed global equity markets in 1Q15. European bank stocks outperformed world bank and global equity stocks in 1Q15 (refer to the charts “Equity markets”).
In private banking, the low interest rate environment continued to provide challenging market conditions. The SNB decision to discontinue the minimum exchange rate of CHF 1.20 per euro and to further lower short-term interest rates impacted corporate businesses. While negative interest rates have not generally been applied to retail deposits in Switzerland, certain institutional client deposits were affected. Clients maintained a cautious investment stance, with cash deposits remaining high despite ongoing low or falling interest rates. Overall, the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes increased compared to 4Q14 and 1Q14. Global announced mergers and acquisitions (M&A) volumes decreased slightly compared to 4Q14, but increased significantly compared to 1Q14. Global completed M&A volumes decreased compared to 4Q14, but increased compared to 1Q14. Global equity underwriting volumes were higher compared to 4Q14 and 1Q14. European equity underwriting increased compared to 4Q14, but decreased compared to 1Q14. Global debt underwriting volumes were significantly higher compared to 4Q14, mainly driven by Europe, and also increased compared to 1Q14. Compared to 4Q14 and 1Q14, US fixed income volumes also increased, driven particularly by higher federal agency and mortgage-backed volumes.

Credit Suisse
In 1Q15, we recorded net income attributable to shareholders of CHF 1,054 million. Diluted earnings per share from continuing operations were CHF 0.62 and return on equity attributable to shareholders was 9.9%.
As of the end of 1Q15, our Basel III CET1 ratio was 13.8% and 10.0% on a look-through basis. Our risk-weighted assets were stable at CHF 288.5 billion compared to 4Q14.
Results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	6,647	6,372	6,829	4	(3)
Provision for credit losses	30	75	34	(60)	(12)
Compensation and benefits	2,976	2,621	2,993	14	(1)
General and administrative expenses	1,738	2,362	1,690	(26)	3
Commission expenses	392	422	369	(7)	6
Total other operating expenses	2,130	2,784	2,059	(23)	3
Total operating expenses	5,106	5,405	5,052	(6)	1
Income from continuing operations before taxes	1,511	892	1,743	69	(13)
Income tax expense	477	189	543	152	(12)
Income from continuing operations	1,034	703	1,200	47	(14)
Income/(loss) from discontinued operations	0	(10)	15	100	(100)
Net income	1,034	693	1,215	49	(15)
Net income/(loss) attributable to noncontrolling interests	(20)	2	356	–	–
Net income/(loss) attributable to shareholders	1,054	691	859	53	23
of which from continuing operations	1,054	701	844	50	25
of which from discontinued operations	0	(10)	15	100	(100)
Earnings per share (CHF)
Basic earnings per share from continuing operations	0.63	0.41	0.47	54	34
Basic earnings per share	0.63	0.40	0.48	58	31
Diluted earnings per share from continuing operations	0.62	0.40	0.47	55	32
Diluted earnings per share	0.62	0.39	0.48	59	29
Return on equity (%, annualized)
Return on equity attributable to shareholders	9.9	6.2	8.0	–	–
Return on tangible equity attributable to shareholders [1]	12.4	7.8	10.0	–	–
Number of employees (full-time equivalents)
Number of employees	46,400	45,800	45,600	1	2
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Statements of operations (CHF million)
Net revenues	6,673	6,376	6,469	(26)	(4)	360	6,647	6,372	6,829
Provision for credit losses	30	75	34	0	0	0	30	75	34
Compensation and benefits	2,975	2,618	2,977	1	3	16	2,976	2,621	2,993
General and administrative expenses	1,738	2,360	1,689	0	2	1	1,738	2,362	1,690
Commission expenses	392	422	369	0	0	0	392	422	369
Total other operating expenses	2,130	2,782	2,058	0	2	1	2,130	2,784	2,059
Total operating expenses	5,105	5,400	5,035	1	5	17	5,106	5,405	5,052
Income/(loss) from continuing operations before taxes	1,538	901	1,400	(27)	(9)	343	1,511	892	1,743
Income tax expense	477	189	543	0	0	0	477	189	543
Income/(loss) from continuing operations	1,061	712	857	(27)	(9)	343	1,034	703	1,200
Income/(loss) from discontinued operations	0	(10)	15	0	0	0	0	(10)	15
Net income/(loss)	1,061	702	872	(27)	(9)	343	1,034	693	1,215
Net income/(loss) attributable to noncontrolling interests	7	11	13	(27)	(9)	343	(20)	2	356
Net income attributable to shareholders	1,054	691	859	–	–	–	1,054	691	859
of which from continuing operations	1,054	701	844	–	–	–	1,054	701	844
of which from discontinued operations	0	(10)	15	–	–	–	0	(10)	15
Statement of operations metrics (%)
Cost/income ratio	76.5	84.7	77.8	–	–	–	76.8	84.8	74.0
Pre-tax income margin	23.0	14.1	21.6	–	–	–	22.7	14.0	25.5
Effective tax rate	31.0	21.0	38.8	–	–	–	31.6	21.2	31.2
Net income margin [1]	15.8	10.8	13.3	–	–	–	15.9	10.8	12.6
1 Based on amounts attributable to shareholders.
Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates would result in different numbers from those shown herein.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. We have revised previously reported estimates of BIS leverage amounts for 4Q14 to take into account refinements in our calculation of BIS leverage amounts.
Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average risk-weighted assets and an average of a certain percentage of leverage exposure (2.4% for periods prior to 2015 and 3% for periods after January 1, 2015).
> Refer to “Leverage metrics” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management for further information on leverage exposure and ratios.

Swiss National Bank action
On January 15, 2015, the Swiss National Bank (SNB) decided to discontinue the minimum exchange rate of CHF 1.20 per euro and to lower the interest rate by 50 basis points to (0.75)% on sight deposits that exceed a certain threshold. It also decreased the target range for the three-month Swiss franc LIBOR. These decisions led to a significant strengthening of the Swiss franc against the euro and other major currencies and a decrease in Swiss franc interest rates.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On December 18, 2013, the Swiss Federal Council adopted the mandate for negotiations regarding a revision of the taxation of savings agreement between the EU and Switzerland. The envisaged revision should bring the agreement in line with the planned revision of the EU Savings Directive and close current perceived gaps. In March 2015, the EU and Switzerland initialed an agreement regarding the introduction of the global standard for the automatic exchange of information in tax matters. This agreement is expected to enter into force on January 1, 2017, replacing the existing taxation of savings agreement. The EU and Switzerland intend to collect account data from 2017 and exchange it from 2018 once the necessary Swiss implementing legislation has entered into effect.
On March 18, 2015, the BCBS and International Organization of Securities Commissions announced a nine-month delay (from December 1, 2015 to September 1, 2016) in the start date for margin requirements for non-centrally cleared derivatives, subject to a specified phase-in schedule. These changes are generally expected to be reflected in the final margin rules in key jurisdictions, although the timing for the publication of those final rules and the ensuing length of time between final rule publication and the new September 1, 2016 effective date of the margin requirements remain unclear. Further delay or a lack of coordination in national rulemaking processes could result in disruption to the derivatives markets and Credit Suisse’s derivatives businesses.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2014 for further information.
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and “Liquidity and funding management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the average of 10% of risk-weighted assets and 3% of the leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

Core Results
In 1Q15, we recorded net income attributable to shareholders of CHF 1,054 million. Net revenues were CHF 6,673 million and total operating expenses were CHF 5,105 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 1,822 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 284 million in 1Q15.
Core Results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net interest income	2,153	2,133	2,183	1	(1)
Commissions and fees	2,980	3,215	3,276	(7)	(9)
Trading revenues	1,386	297	630	367	120
Other revenues	154	731	380	(79)	(59)
Net revenues	6,673	6,376	6,469	5	3
of which strategic results	6,590	6,000	6,530	10	1
of which non-strategic results	83	376	(61)	(78)	–
Provision for credit losses	30	75	34	(60)	(12)
Compensation and benefits	2,975	2,618	2,977	14	0
General and administrative expenses	1,738	2,360	1,689	(26)	3
Commission expenses	392	422	369	(7)	6
Total other operating expenses	2,130	2,782	2,058	(23)	3
Total operating expenses	5,105	5,400	5,035	(5)	1
of which strategic results	4,742	4,495	4,568	5	4
of which non-strategic results	363	905	467	(60)	(22)
Income/(loss) from continuing operations before taxes	1,538	901	1,400	71	10
of which strategic results	1,822	1,449	1,944	26	(6)
of which non-strategic results	(284)	(548)	(544)	(48)	(48)
Income tax expense	477	189	543	152	(12)
Income from continuing operations	1,061	712	857	49	24
Income/(loss) from discontinued operations	0	(10)	15	100	(100)
Net income	1,061	702	872	51	22
Net income attributable to noncontrolling interests	7	11	13	(36)	(46)
Net income/(loss) attributable to shareholders	1,054	691	859	53	23
of which strategic results	1,235	1,155	1,404	7	(12)
of which non-strategic results	(181)	(464)	(545)	(61)	(67)
Statement of operations metrics (%)
Return on regulatory capital	13.9	8.7	14.4	–	–
Cost/income ratio	76.5	84.7	77.8	–	–
Pre-tax income margin	23.0	14.1	21.6	–	–
Effective tax rate	31.0	21.0	38.8	–	–
Net income margin [1]	15.8	10.8	13.3	–	–
Return on equity (%, annualized)
Return on equity – strategic results	12.0	10.9	14.0	–	–
Number of employees (full-time equivalents)
Number of employees	46,400	45,800	45,600	1	2
1 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Statements of operations (CHF million)
Net revenues	6,590	6,000	6,530	83	376	(61)	6,673	6,376	6,469
Provision for credit losses	26	56	18	4	19	16	30	75	34
Compensation and benefits	2,822	2,414	2,782	153	204	195	2,975	2,618	2,977
Total other operating expenses	1,920	2,081	1,786	210	701	272	2,130	2,782	2,058
Total operating expenses	4,742	4,495	4,568	363	905	467	5,105	5,400	5,035
Income/(loss) from continuing operations before taxes	1,822	1,449	1,944	(284)	(548)	(544)	1,538	901	1,400
Income tax expense/(benefit)	580	283	527	(103)	(94)	16	477	189	543
Income/(loss) from continuing operations	1,242	1,166	1,417	(181)	(454)	(560)	1,061	712	857
Income/(loss) from discontinued operations	0	0	0	0	(10)	15	0	(10)	15
Net income/(loss)	1,242	1,166	1,417	(181)	(464)	(545)	1,061	702	872
Net income attributable to noncontrolling interests	7	11	13	0	0	0	7	11	13
Net income/(loss) attributable to shareholders	1,235	1,155	1,404	(181)	(464)	(545)	1,054	691	859
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	269,273	268,428	254,568	13,822	15,820	25,126	283,095	284,248	279,694
Total assets	875,940	887,450	833,988	27,450	32,791	42,811	903,390	920,241	876,799
Leverage exposure [1]	1,051,078	1,086,964	–	51,650	62,692	–	1,102,728	1,149,656	–
1 Disclosed on a fully phased-in look-through basis.
Results overview
Core Results net revenues of CHF 6,673 million increased 3% compared to 1Q14.
In our strategic businesses, net revenues were stable at CHF 6,590 million compared to 1Q14, primarily reflecting slightly higher net revenues in Investment Banking, offset by slightly lower net revenues in Private Banking & Wealth Management. The increase in Investment Banking was primarily driven by strong fixed income and equity sales and trading results, partially offset by a slowdown in underwriting and advisory activity. The decrease in Private Banking & Wealth Management primarily reflected lower recurring commissions and fees and lower other revenues, partially offset by slightly higher net interest income.
In our non-strategic businesses, we reported net revenues of CHF 83 million in 1Q15, which improved compared to negative net revenues of CHF 61 million in 1Q14. Increases in Corporate Center and Investment Banking were partially offset by a decrease in Private Banking & Wealth Management. Improved results in Corporate Center primarily reflected fair value gains from movements in own credit spreads of CHF 117 million in 1Q15 compared to a fair value loss of CHF 120 million in 1Q14. Improved results in Investment Banking primarily reflected net valuation gains in our legacy fixed income portfolio, proactive portfolio management initiatives and lower funding costs. The decrease in Private Banking & Wealth Management was due to a CHF 91 million gain on the sale of Customized Fund Investment Group (CFIG), our private equity fund of funds and co-investment business, in 1Q14, and a CHF 22 million loss on the sale of our capital interests in investment funds managed by CFIG and other investment-related losses relating to non-strategic businesses formerly in Asset Management in 1Q15.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.
Provision for credit losses was CHF 30 million in 1Q15, with net provisions of CHF 29 million in Private Banking & Wealth Management and CHF 1 million in Investment Banking.
Total operating expenses were stable at CHF 5,105 million compared to 1Q14. In strategic businesses, total operating expenses of CHF 4,742 million increased 4% compared to 1Q14, mainly reflecting an 8% increase in general and administrative expenses. In non-strategic businesses, total operating expenses of CHF 363 million decreased 22% compared to 1Q14, primarily due to a 24% decrease in general and administrative expenses and a 22% decrease in compensation and benefits.
Income tax expense of CHF 477 million recorded in 1Q15 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 336 million to CHF 5,694 million, mainly driven by earnings and foreign exchange movements as of the end of 1Q15 compared to 4Q14. Deferred tax assets on net operating losses decreased CHF 430 million to CHF 1,384 million during 1Q15. The Core Results effective tax rate was 31.0% in 1Q15, compared to 21.0% in 4Q14.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	6,590	6,000	6,530	10	1
Provision for credit losses	26	56	18	(54)	44
Compensation and benefits	2,822	2,414	2,782	17	1
General and administrative expenses	1,538	1,674	1,427	(8)	8
Commission expenses	382	407	359	(6)	6
Total other operating expenses	1,920	2,081	1,786	(8)	8
Total operating expenses	4,742	4,495	4,568	5	4
Income from continuing operations before taxes	1,822	1,449	1,944	26	(6)
Income tax expense	580	283	527	105	10
Net income	1,242	1,166	1,417	7	(12)
Net income attributable to noncontrolling interests	7	11	13	(36)	(46)
Net income attributable to shareholders	1,235	1,155	1,404	7	(12)
Statement of operations metrics (%)
Return on regulatory capital	17.3	14.9	21.9	–	–
Cost/income ratio	72.0	74.9	70.0	–	–
Pre-tax income margin	27.6	24.2	29.8	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	269,273	268,428	254,568	0	6
Total assets	875,940	887,450	833,988	(1)	5
Leverage exposure [1]	1,051,078	1,086,964	–	(3)	–
1 Disclosed on a fully phased-in look-through basis.
Core Results reporting by region
	in			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Net revenues (CHF million)
Switzerland	1,714	1,710	1,712	0	0
EMEA	1,498	1,234	1,473	21	2
Americas	2,275	2,049	2,624	11	(13)
Asia Pacific	1,068	687	847	55	26
Corporate Center	118	696	(187)	(83)	–
Net revenues	6,673	6,376	6,469	5	3
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	640	570	606	12	6
EMEA	161	(156)	111	–	45
Americas	513	100	848	413	(40)
Asia Pacific	465	103	274	351	70
Corporate Center	(241)	284	(439)	–	(45)
Income/(loss) from continuing operations before taxes	1,538	901	1,400	71	10
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Non-strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	83	376	(61)	(78)	–
Provision for credit losses	4	19	16	(79)	(75)
Compensation and benefits	153	204	195	(25)	(22)
General and administrative expenses	200	686	262	(71)	(24)
Commission expenses	10	15	10	(33)	0
Total other operating expenses	210	701	272	(70)	(23)
Total operating expenses	363	905	467	(60)	(22)
Loss from continuing operations before taxes	(284)	(548)	(544)	(48)	(48)
Income tax expense/(benefit)	(103)	(94)	16	10	–
Loss from continuing operations	(181)	(454)	(560)	(60)	(68)
Income/(loss) from discontinued operations	0	(10)	15	100	(100)
Loss attributable to shareholders	(181)	(464)	(545)	(61)	(67)
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	13,822	15,820	25,126	(13)	(45)
Total assets	27,450	32,791	42,811	(16)	(36)
Leverage exposure [1]	51,650	62,692	–	(18)	–
1 Disclosed on a fully phased-in look-through basis.
Cost savings and strategy implementation
As of the end of 1Q15, we achieved cost savings of approximately CHF 3.6 billion since the start of the expense reduction program in 2011. Further cost savings are expected to be delivered over the balance of the year, reaching CHF 4.0–4.25 billion by the end of 2015. However, we expect that risk, compliance, internal audit and regulatory costs will continue to rise across both divisions. This cost savings target is measured against our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses. We remain committed to achieving incremental cost savings of approximately CHF 200 million by the end of 2017 through a better alignment of the Swiss franc cost and revenue base within Private Banking & Wealth Management.
We expect to incur approximately CHF 300 million of costs associated with these measures during the remainder of 2015 and through year-end 2017. We incurred CHF 119 million of business realignment costs and CHF 61 million of IT architecture simplification expenses associated with these measures in 1Q15.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information.
Personnel
Headcount at the end of 1Q15 was 46,400, up 800 from 1Q14 and up 600 from 4Q14. The increases reflected new hires and contractor employee conversion, partially offset by a decrease in headcount resulting from our cost efficiency initiatives.
Number of employees by division
end of	1Q15	4Q14	1Q14
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,300	26,100	26,100
Investment Banking	19,800	19,400	19,200
Corporate Center	300	300	300
Number of employees	46,400	45,800	45,600

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Our stated KPIs are measured on the basis of reported results.
We believe the execution of our strategic initiatives including the run-off of non-strategic operations, will enable us to achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.
Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction. Within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information on key performance indicators including collaboration revenues.
Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.
in / end of	Target	1Q15	2014	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	14.9	16.7	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	4.4	(5.6)	26.0	4.8
Total shareholder return of peer group [1,2]	–	4.4	(0.7)	34.3	52.8
Return on equity attributable to shareholders (annualized)	Above 15%	9.9	4.4	5.7	3.9
Core Results cost/income ratio	Below 70%	76.5	86.8	85.4	91.1
Capital (%)
Look-through CET1 ratio	11%	10.0	10.1	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results			[1]	of which strategic results			of which non-strategic results
in / end of period	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14		1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Statements of operations (CHF million)
Net revenues	2,972	3,226	3,240	3,583	2,454	3,416	118	696	(187)	6,673	6,376	6,469		6,590	6,000	6,530	83	376	(61)
Provision for credit losses	29	42	33	1	30	0	0	3	1	30	75	34		26	56	18	4	19	16
Compensation and benefits	1,229	1,265	1,290	1,552	1,179	1,521	194	174	166	2,975	2,618	2,977		2,822	2,414	2,782	153	204	195
General and administrative expenses	725	870	736	853	1,269	856	160	221	97	1,738	2,360	1,689		1,538	1,674	1,427	200	686	262
Commission expenses	155	167	169	232	241	212	5	14	(12)	392	422	369		382	407	359	10	15	10
Total other operating expenses	880	1,037	905	1,085	1,510	1,068	165	235	85	2,130	2,782	2,058		1,920	2,081	1,786	210	701	272
Total operating expenses	2,109	2,302	2,195	2,637	2,689	2,589	359	409	251	5,105	5,400	5,035		4,742	4,495	4,568	363	905	467
Income/(loss) from continuing operations before taxes	834	882	1,012	945	(265)	827	(241)	284	(439)	1,538	901	1,400		1,822	1,449	1,944	(284)	(548)	(544)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	477	189	543		580	283	527	(103)	(94)	16
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	1,061	712	857		1,242	1,166	1,417	(181)	(454)	(560)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	0	(10)	15		0	0	0	0	(10)	15
Net income/(loss)	–	–	–	–	–	–	–	–	–	1,061	702	872		1,242	1,166	1,417	(181)	(464)	(545)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	7	11	13		7	11	13	0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	1,054	691	859		1,235	1,155	1,404	(181)	(464)	(545)
Statement of operations metrics (%)
Return on regulatory capital	21.0	24.9	31.0	14.7	–	13.6	–	–	–	13.9	8.7	14.4		17.3	14.9	21.9	–	–	–
Cost/income ratio	71.0	71.4	67.7	73.6	109.6	75.8	–	–	–	76.5	84.7	77.8		72.0	74.9	70.0	–	–	–
Pre-tax income margin	28.1	27.3	31.2	26.4	(10.8)	24.2	–	–	–	23.0	14.1	21.6		27.6	24.2	29.8	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	31.0	21.0	38.8		31.8	19.5	27.1	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	15.8	10.8	13.3		18.7	19.3	21.5	–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets [2]	109,030	108,261	101,083	158,102	159,815	162,712	15,963	16,172	15,899	283,095	284,248	279,694		269,273	268,428	254,568	13,822	15,820	25,126
Total assets	366,391	345,949	324,084	489,202	529,044	521,495	47,797	45,248	31,220	903,390	920,241	876,799		875,940	887,450	833,988	27,450	32,791	42,811
Leverage exposure [2]	389,809	370,044	–	676,912	747,782	–	36,007	31,830	–	1,102,728	1,149,656	–		1,051,078	1,086,964	–	51,650	62,692	–
Net loans	237,510	238,124	221,019	33,240	34,402	29,614	24	25	26	270,774	272,551	250,659		–	–	–	–	–	–
Goodwill	2,269	2,314	2,154	6,235	6,330	5,802	–	–	–	8,504	8,644	7,956		–	–	–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Disclosed on a fully phased-in look-through basis.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 1Q15, 46% and 29% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 3.1 billion during 1Q15, primarily reflecting net settlements, mainly in trading assets, and the foreign exchange translation impact, mainly in trading assets and loans held-for-sale.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 31.9 billion, compared to CHF 35.5 billion as of the end of 4Q14. As of the end of 1Q15, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, unchanged from 4Q14.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
18 / 19

Private Banking & Wealth Management
In 1Q15, we reported income before taxes of CHF 834 million and net revenues of CHF 2,972 million.
In our strategic businesses, we reported income before taxes of CHF 938 million and net revenues of CHF 2,970 million. Compared to 1Q14, income before taxes decreased mainly reflecting lower recurring commissions and fees, partially offset by slightly lower operating expenses. Transaction- and performance-based revenues were stable with higher client activity in Wealth Management Clients business offset by lower performance fees and carried interest in Asset Management. In 4Q14, income before taxes included a gain on the sale of the local affluent and upper affluent business in Italy and a gain related to the partial sale of an investment in Euroclear.
In our non-strategic businesses, a loss before taxes of CHF 104 million reflected the continued winding-down of non-strategic operations.
In 1Q15, assets under management for the division were CHF 1,374.0 billion and we attracted net new assets of CHF 17.0 billion.
Divisional results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	2,972	3,226	3,240	(8)	(8)
of which strategic results	2,970	3,206	3,031	(7)	(2)
of which non-strategic results	2	20	209	(90)	(99)
Provision for credit losses	29	42	33	(31)	(12)
Compensation and benefits	1,229	1,265	1,290	(3)	(5)
General and administrative expenses	725	870	736	(17)	(1)
Commission expenses	155	167	169	(7)	(8)
Total other operating expenses	880	1,037	905	(15)	(3)
Total operating expenses	2,109	2,302	2,195	(8)	(4)
of which strategic results	2,007	2,160	2,049	(7)	(2)
of which non-strategic results	102	142	146	(28)	(30)
Income/(loss) before taxes	834	882	1,012	(5)	(18)
of which strategic results	938	1,007	965	(7)	(3)
of which non-strategic results	(104)	(125)	47	(17)	–
Statement of operations metrics (%)
Return on regulatory capital	21.0	24.9	31.0	–	–
Cost/income ratio	71.0	71.4	67.7	–	–
Pre-tax income margin	28.1	27.3	31.2	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	10,401	10,210	9,798	2	6
Pre-tax return on average economic risk capital (%) [1]	32.4	35.0	41.8	–	–
Assets under management (CHF billion)
Assets under management	1,374.0	1,377.3	1,292.5	(0.2)	6.3
Net new assets	17.0	(3.0)	13.7	–	24.1
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,300	26,100	26,100	1	1
Number of relationship managers	4,290	4,260	4,410	1	(3)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	991	995	979	0	1
Recurring commissions and fees	1,095	1,208	1,189	(9)	(8)
Transaction- and performance-based revenues	932	989	937	(6)	(1)
Other revenues [1]	(46)	34	135	–	–
Net revenues	2,972	3,226	3,240	(8)	(8)
Provision for credit losses (CHF million)
New provisions	48	61	53	(21)	(9)
Releases of provisions	(19)	(19)	(20)	0	(5)
Provision for credit losses	29	42	33	(31)	(12)
Balance sheet statistics (CHF million)
Net loans	237,510	238,124	221,019	0	7
of which Wealth Management Clients	168,416	167,516	154,095	1	9
of which Corporate & Institutional Clients	67,205	68,590	63,521	(2)	6
Deposits	302,440	303,576	292,687	0	3
of which Wealth Management Clients	213,540	219,490	208,750	(3)	2
of which Corporate & Institutional Clients	85,289	80,291	78,339	6	9
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 1Q15, the cost/income ratio was 71.0%. The cost/income ratio for our strategic results was 67.6% in 1Q15, stable compared to 1Q14 and 4Q14.
We also target net new assets growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 1Q15, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 3.2% and 10.5%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Statements of operations (CHF million)
Net revenues	2,970	3,206	3,031	2	20	209	2,972	3,226	3,240
Provision for credit losses	25	39	17	4	3	16	29	42	33
Compensation and benefits	1,205	1,216	1,225	24	49	65	1,229	1,265	1,290
Total other operating expenses	802	944	824	78	93	81	880	1,037	905
Total operating expenses	2,007	2,160	2,049	102	142	146	2,109	2,302	2,195
Income/(loss) before taxes	938	1,007	965	(104)	(125)	47	834	882	1,012
Balance sheet statistics (CHF million)
Risk-weighted assets	104,594	102,407	93,522	4,436	5,854	7,561	109,030	108,261	101,083
Total assets	357,648	335,382	306,228	8,743	10,567	17,856	366,391	345,949	324,084
Leverage exposure	385,691	365,177	–	4,118	4,867	–	389,809	370,044	–
Strategic results
Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
1Q15 results
In 1Q15, our strategic businesses reported income before taxes of CHF 938 million and net revenues of CHF 2,970 million.
Compared to 1Q14, net revenues were slightly lower reflecting lower recurring commissions and fees and lower other revenues, partially offset by slightly higher net interest income. Net revenues were lower compared to 4Q14, mainly driven by fourth-quarter performance fees in Asset Management, the gains on the sale of the local affluent and upper affluent business in Italy and the partial sale of an investment in Euroclear in 4Q14, and lower asset management fees. Provision for credit losses was CHF 25 million on a net loan portfolio of CHF 236 billion. Total operating expenses were slightly lower compared to 1Q14. Compared to 4Q14, total operating expenses decreased 7%, mainly due to lower general and administrative expenses.
Following the appreciation of the Swiss franc in 1Q15, we saw a muted impact on our year-over-year comparisons. However, quarter-over-quarter we saw a negative impact on net revenues and a positive impact on operating expenses, particularly in Wealth Management Clients.
Capital and leverage metrics
At the end of 1Q15, Private Banking & Wealth Management strategic businesses reported risk-weighted assets of CHF 104.6 billion, an increase of CHF 2.2 billion compared to the end of 4Q14. The increase was driven by methodology changes and market movements, partially offset by foreign exchange related reductions. Leverage exposure was CHF 385.7 billion, reflecting an increase of 6% compared to the end of 4Q14.

Strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net interest income	981	985	963	0	2
Recurring commissions and fees	1,067	1,177	1,139	(9)	(6)
Transaction- and performance-based revenues	922	976	919	(6)	0
Other revenues	0	68	10	(100)	(100)
Net revenues	2,970	3,206	3,031	(7)	(2)
New provisions	44	58	36	(24)	22
Releases of provisions	(19)	(19)	(19)	0	0
Provision for credit losses	25	39	17	(36)	47
Compensation and benefits	1,205	1,216	1,225	(1)	(2)
General and administrative expenses	651	784	660	(17)	(1)
Commission expenses	151	160	164	(6)	(8)
Total other operating expenses	802	944	824	(15)	(3)
Total operating expenses	2,007	2,160	2,049	(7)	(2)
Income before taxes	938	1,007	965	(7)	(3)
of which Wealth Management Clients	636	577	578	10	10
of which Corporate & Institutional Clients	230	220	246	5	(7)
of which Asset Management	72	210	141	(66)	(49)
Statement of operations metrics (%)
Return on regulatory capital	24.3	29.8	31.6	–	–
Cost/income ratio	67.6	67.4	67.6	–	–
Pre-tax income margin	31.6	31.4	31.8	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets	104,594	102,407	93,522	2	12
Total assets	357,648	335,382	306,228	7	17
Leverage exposure	385,691	365,177	–	6	–
Results detail
The following provides a comparison of our 1Q15 strategic results versus 1Q14 (YoY) and versus 4Q14 (QoQ).
Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.
YoY: Down 2% from CHF 3,031 million to CHF 2,970 million
Net revenues decreased slightly, mainly reflecting lower recurring commissions and fees. The decrease of CHF 72 million in recurring commissions and fees reflected lower asset management fees, lower banking services fees and lower investment product management fees, partially offset by higher discretionary mandates management fees and higher revenues from wealth structuring solutions. Other revenues decreased due to lower investment-related gains. Net interest income was slightly higher with higher loan margins on higher average loan volumes, partially offset by significantly lower deposit margins on higher average deposit volumes. Transaction- and performance-based revenues were stable with higher foreign exchange client business and higher trading and sales revenues amid more volatile market conditions, offset by lower performance fees and carried interest and lower brokerage and product issuing fees.
QoQ: Down 7% from CHF 3,206 million to CHF 2,970 million
Net revenues decreased with lower recurring commissions and fees, other revenues and transaction- and performance-based revenues. Recurring commissions and fees decreased, reflecting lower asset management fees, lower investment product management fees and lower investment advisory fees. Other revenues were lower reflecting the gain on the sale of the local affluent and upper affluent business in Italy and the gain related to the partial sale of an investment in Euroclear in 4Q14. The decrease in transaction- and performance-based revenues reflected fourth-quarter performance fees in Asset Management, lower placement fees and lower corporate advisory fees related to integrated solutions, partially offset by higher client activity in Wealth Management Clients following the SNB announcement in January and higher equity participations income. Net interest income was stable with significantly lower deposit margins on stable average deposit volumes, offset by higher loan margins on stable average loan volumes.
Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
YoY: Up 47% from CHF 17 million to CHF 25 million
Wealth Management Clients recorded net provisions of CHF 17 million and Corporate & Institutional Clients recorded net provisions of CHF 8 million in 1Q15.
QoQ: Down 36% from CHF 39 million to CHF 25 million
Provision for credit losses was higher in Wealth Management Clients and lower in Corporate & Institutional Clients. In 4Q14, Wealth Management Clients recorded net provisions of CHF 10 million while Corporate & Institutional Clients recorded net provisions of CHF 29 million.
Operating expenses
Compensation and benefits
YoY: Down 2% from CHF 1,225 million to CHF 1,205 million
Compensation and benefits were slightly lower reflecting lower discretionary compensation expenses.
QoQ: Stable at CHF 1,205 million
Compensation and benefits were stable reflecting lower salary expenses and lower discretionary compensation expenses offset by higher deferred compensation expenses from prior-year awards.
General and administrative expenses
YoY: Stable at CHF 651 million
General and administrative expenses were CHF 9 million lower primarily reflecting lower occupancy expenses and lower advertising and marketing costs.
QoQ: Down 17% from CHF 784 million to CHF 651 million
Lower general and administrative expenses reflected lower litigation provisions, lower professional services fees and lower advertising and marketing costs.
Wealth Management Clients
Net revenues
Net interest income
YoY: Up 5% from CHF 706 million to CHF 741 million
Higher net interest income reflected higher loan margins on higher average loan volumes, partially offset by significantly lower deposit margins on slightly higher average deposit volumes.
QoQ: Up 7% from CHF 695 million to CHF 741 million
Net interest income was higher with higher loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly lower average deposit volumes.
Recurring commissions and fees
YoY: Down 4% from CHF 730 million to CHF 700 million
Recurring commissions and fees decreased with lower banking services fees, lower investment product management fees and lower security account and custody services fees partially offset by higher discretionary mandates management fees and higher revenues from wealth structuring solutions.
QoQ: Down 8% from CHF 765 million to CHF 700 million
Recurring commissions and fees were lower reflecting decreased investment product management fees, lower security account and custody services fees, lower investment advisory fees and lower banking services fees, partially offset by higher revenues from wealth structuring solutions.
Transaction- and performance-based revenues
YoY: Up 5% from CHF 638 million to CHF 670 million
Higher transaction- and performance-based revenues reflected increased foreign exchange client business and higher sales and trading revenues following the SNB announcement, partially offset by lower brokerage and product issuing fees and lower transaction fees.
QoQ: Up 12% from CHF 600 million to CHF 670 million
Higher transaction- and performance-based revenues reflected higher sales and trading revenues, increased foreign exchange client business and higher brokerage and product issuing fees, partially offset by lower corporate advisory fees compared to a strong 4Q14.

Results – Wealth Management Clients
	in / end of				% change
	1Q15	4Q14		1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	2,111	2,153		2,074	(2)	2
Provision for credit losses	17	10		16	70	6
Total operating expenses	1,458	1,566		1,480	(7)	(1)
Income before taxes	636	577		578	10	10
Statement of operations metrics (%)
Return on regulatory capital	28.5	29.8		32.1	–	–
Cost/income ratio	69.1	72.7		71.4	–	–
Pre-tax income margin	30.1	26.8		27.9	–	–
Net revenue detail (CHF million)
Net interest income	741	695		706	7	5
Recurring commissions and fees	700	765		730	(8)	(4)
Transaction- and performance-based revenues	670	600		638	12	5
Other revenues	0	93	[1]	0	(100)	–
Net revenues	2,111	2,153		2,074	(2)	2
Gross and net margin (annualized) (bp)
Net interest income	35	32		35	–	–
Recurring commissions and fees	33	35		37	–	–
Transaction- and performance-based revenues	32	28		32	–	–
Other revenues	0	4		0	–	–
Gross margin [2]	100	99		104	–	–
Net margin [3]	30	27		29	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets	53,618	51,541		50,457	4	6
Number of relationship managers
Switzerland	1,670	1,670		1,690	0	(1)
EMEA	1,030	1,030		1,150	0	(10)
Americas	540	540		560	0	(4)
Asia Pacific	510	490		460	4	11
Number of relationship managers	3,750	3,730		3,860	1	(3)
1 Reflects a gain on the sale of the local affluent and upper affluent business in Italy and a gain related to the partial sale of an investment in Euroclear.
2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Gross margin
Our gross margin was 100 basis points in 1Q15, four basis points lower compared to 1Q14, mainly reflecting a 5.7% increase in average assets under management, partially offset by slightly higher net revenues. Compared to 4Q14, our gross margin was up one basis point, reflecting a 3.1% decrease in average assets under management, partially offset by slightly lower net revenues.
Net margin
Our net margin was 30 basis points in 1Q15, one basis point higher compared to 1Q14, reflecting slightly higher net revenues and slightly lower operating expenses, partially offset by a 5.7% increase in average assets under management. Compared to 4Q14, our net margin was three basis points higher, reflecting lower operating expenses and a 3.1% decrease in average assets under management, partially offset by slightly lower net revenues.

Assets under management – Wealth Management Clients
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Assets under management by region (CHF billion)
Switzerland	286.9	290.0	280.2	(1.1)	2.4
EMEA	234.4	244.5	227.2	(4.1)	3.2
Americas	192.2	196.5	176.3	(2.2)	9.0
Asia Pacific	147.7	143.5	121.2	2.9	21.9
Assets under management	861.2	874.5	804.9	(1.5)	7.0
Average assets under management (CHF billion)
Average assets under management	843.0	869.7	797.4	(3.1)	5.7
Assets under management by currency (CHF billion)
USD	363.4	361.4	309.8	0.6	17.3
EUR	140.8	153.6	154.8	(8.3)	(9.0)
CHF	195.0	194.9	191.5	0.1	1.8
Other	162.0	164.6	148.8	(1.6)	8.9
Assets under management	861.2	874.5	804.9	(1.5)	7.0
Net new assets by region (CHF billion)
Switzerland	1.7	0.7	4.6	142.9	(63.0)
EMEA	(1.6)	1.7	(0.4)	–	300.0
Americas	2.3	0.7	1.5	228.6	53.3
Asia Pacific	4.6	1.3	4.9	253.8	(6.1)
Net new assets	7.0	4.4	10.6	59.1	(34.0)
Growth in assets under management (CHF billion)
Net new assets	7.0	4.4	10.6	–	–
Other effects	(20.3)	5.8	3.6	–	–
of which market movements	19.8	0.3	5.7	–	–
of which currency	(36.6)	10.8	(1.6)	–	–
of which other	(3.5)	(5.3)	(0.5)	–	–
Growth in assets under management	(13.3)	10.2	14.2	–	–
Growth in assets under management (annualized) (%)
Net new assets	3.2	2.0	5.4	–	–
Other effects	(9.3)	2.7	1.8	–	–
Growth in assets under management (annualized)	(6.1)	4.7	7.2	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.0	3.5	3.0	–	–
Other effects	4.0	7.1	(1.7)	–	–
Growth in assets under management (rolling four-quarter average)	7.0	10.6	1.3	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 7% from CHF 257 million to CHF 240 million
Net interest income was lower with significantly lower deposit margins on higher average deposit volumes partially offset by significantly higher loan margins on higher average loan volumes.
QoQ: Down 17% from CHF 290 million to CHF 240 million
Lower net interest income reflected significantly lower deposit margins on higher average deposit volumes, partially offset by significantly higher loan margins on stable average loan volumes. Following the change in the interest rate environment in 1Q15, we saw a negative impact on net interest income, reflecting the shorter average duration of client deposits compared to Wealth Management Clients.
Recurring commissions and fees
YoY: Stable at CHF 123 million
Recurring commissions and fees were stable and included higher discretionary mandates management fees offset by decreased fee income on lending activities.
QoQ: Up 10% from CHF 112 million to CHF 123 million
Recurring commissions and fees were higher with higher fee income on lending activities and higher discretionary mandates management fees, partially offset by lower investment advisory fees.
Transaction- and performance-based revenues
YoY: Up 8% from CHF 117 million to CHF 126 million
Higher transaction- and performance-based revenues reflected higher sales and trading revenues and higher foreign exchange client business following the SNB announcement, partially offset by lower corporate advisory fees.
QoQ: Up 14% from CHF 111 million to CHF 126 million
Higher transaction- and performance-based revenues reflected higher sales and trading revenues and higher foreign exchange client business.
Results – Corporate & Institutional Clients
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	484	518	492	(7)	(2)
Provision for credit losses	8	29	1	(72)	–
Total operating expenses	246	269	245	(9)	0
Income before taxes	230	220	246	5	(7)
Statement of operations metrics (%)
Return on regulatory capital	17.6	18.6	23.0	–	–
Cost/income ratio	50.8	51.9	49.8	–	–
Pre-tax income margin	47.5	42.5	50.0	–	–
Net revenue detail (CHF million)
Net interest income	240	290	257	(17)	(7)
Recurring commissions and fees	123	112	122	10	1
Transaction- and performance-based revenues	126	111	117	14	8
Other revenues [1]	(5)	5	(4)	–	25
Net revenues	484	518	492	(7)	(2)
Balance sheet statistics (CHF million)
Risk-weighted assets	38,867	37,812	34,023	3	14
Number of relationship managers
Number of relationship managers (Switzerland)	540	530	550	2	(2)
1
Includes fair value losses on the Clock Finance transaction and a gain related to the partial sale of an investment in Euroclear in 4Q14. Other periods presented relate to fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Down 19% from CHF 438 million to CHF 353 million
Fee-based revenues decreased reflecting lower asset management fees, lower carried interest and lower performance fees from our single manager hedge funds, partially offset by higher equity participations income. The decrease in asset management fees reflected the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment.
QoQ: Down 36% from CHF 554 million to CHF 353 million
Fee-based revenues decreased reflecting significantly lower performance fees from our single manager hedge funds, lower asset management fees and lower placement fees, partially offset by higher equity participations income. The decrease in performance fees primarily reflected annual performance fees from single manager hedge funds in 4Q14.
Investment-related gains/(losses)
YoY: Down 42% from CHF 19 million to CHF 11 million
Investment-related gains were lower reflecting lower gains from the real estate sector and lower gains from hedge fund investments.
QoQ: Up from CHF (15) million to CHF 11 million
Investment-related gains were higher reflecting gains in hedge fund investments.
Equity participations and other gains/(losses)
YoY: Up from zero to CHF 9 million
In 1Q15, we recognized an equity participation gain of CHF 9 million related to Asset Management Finance LLC (AMF).
QoQ: Up from CHF (4) million to CHF 9 million
In 4Q14, we recognized an equity participation impairment of CHF 4 million related to AMF.
Results – Asset Management
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	375	535	465	(30)	(19)
Provision for credit losses	0	0	0	–	–
Total operating expenses	303	325	324	(7)	(6)
Income before taxes	72	210	141	(66)	(49)
Statement of operations metrics (%)
Return on regulatory capital	22.7	80.9	76.4	–	–
Cost/income ratio	80.8	60.7	69.7	–	–
Pre-tax income margin	19.2	39.3	30.3	–	–
Net revenue detail (CHF million)
Recurring commissions and fees	244	300	287	(19)	(15)
Transaction- and performance-based revenues	126	265	164	(52)	(23)
Other revenues	5	(30)	14	–	(64)
Net revenues	375	535	465	(30)	(19)
Net revenue detail by type (CHF million)
Asset management fees	244	300	287	(19)	(15)
Placement, transaction and other fees	48	84	56	(43)	(14)
Performance fees and carried interest	29	148	80	(80)	(64)
Equity participations income	32	22	15	45	113
Fee-based revenues	353	554	438	(36)	(19)
Investment-related gains/(losses)	11	(15)	19	–	(42)
Equity participations and other gains/(losses)	9	(4)	0	–	–
Other revenues [1]	2	0	8	–	(75)
Net revenues	375	535	465	(30)	(19)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	37	57	49	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets	12,109	13,054	9,042	(7)	34
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management – Asset Management
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Assets under management (CHF billion)
Hedge funds	27.8	27.8	30.9	0.0	(10.0)
Private equity	1.2	1.2	0.7	0.0	71.4
Real estate & commodities	51.2	51.5	52.4	(0.6)	(2.3)
Credit	37.3	38.0	32.2	(1.8)	15.8
Index strategies	93.0	88.7	78.1	4.8	19.1
Multi-asset class solutions	108.3	108.8	105.6	(0.5)	2.6
Fixed income & equities	52.6	53.0	53.4	(0.8)	(1.5)
Other	20.3	19.5	10.1	4.1	101.0
Assets under management	391.7	388.5	363.4	0.8	7.8
Average assets under management (CHF billion)
Average assets under management	380.7	391.8	357.2	(2.8)	6.6
Assets under management by currency (CHF billion)
USD	98.2	91.9	78.1	6.9	25.7
EUR	47.7	50.0	51.2	(4.6)	(6.8)
CHF	208.2	213.0	200.7	(2.3)	3.7
Other	37.6	33.6	33.4	11.9	12.6
Assets under management	391.7	388.5	363.4	0.8	7.8
Growth in assets under management (CHF billion)
Net new assets [1]	10.2	(10.6)	6.9	–	–
Other effects	(7.0)	8.0	4.2	–	–
of which market movements	3.6	3.5	4.2	–	–
of which currency	(10.6)	2.4	(0.5)	–	–
of which other	0.0	2.1	0.5	–	–
Growth in assets under management	3.2	(2.6)	11.1	–	–
Growth in assets under management (annualized) (%)
Net new assets	10.5	(10.8)	7.8	–	–
Other effects	(7.2)	8.1	4.8	–	–
Growth in assets under management (annualized)	3.3	(2.7)	12.6	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.9	1.1	3.9	–	–
Other effects	5.9	9.2	0.8	–	–
Growth in assets under management (rolling four-quarter average)	7.8	10.3	4.7	–	–
Principal investments (CHF billion)
Principal investments	1.2	1.3	1.0	(7.7)	20.0
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results
Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the final settlement of all outstanding US cross-border matters, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that we continue to wind-down relating to our domestic private banking business booked in Germany, which we sold in 2014.
1Q15 results
In 1Q15, our non-strategic businesses reported a loss before taxes of CHF 104 million. In 4Q14, our non-strategic businesses reported a loss before taxes of CHF 125 million including higher restructuring costs related to the winding-down of non-strategic operations.
Capital and leverage metrics
At the end of 1Q15, Private Banking & Wealth Management non-strategic businesses reported risk-weighted assets of CHF 4.4 billion, CHF 1.4 billion lower compared to the end of 4Q14 due to the continued progress in winding down the non-strategic portfolio. Leverage exposure was CHF 4.1 billion, a decrease of CHF 0.7 billion compared to the end of 4Q14 primarily due to foreign exchange related reductions.
Business developments
In March 2015, we sold substantially all of our capital interests, including related unfunded commitments, in investment funds managed by CFIG, but continue to hold certain capital interests and carried interest in, and have unfunded commitments to, funds managed by CFIG.
Non-strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	2	20	209	(90)	(99)
Provision for credit losses	4	3	16	33	(75)
Compensation and benefits	24	49	65	(51)	(63)
Total other operating expenses	78	93	81	(16)	(4)
Total operating expenses	102	142	146	(28)	(30)
Income/(loss) before taxes	(104)	(125)	47	(17)	–
Revenue details (CHF million)
Restructuring of select onshore businesses	1	3	22	(67)	(95)
Legacy cross-border business and small markets	34	35	44	(3)	(23)
Restructuring of former Asset Management division	(45)	(29)	134	55	–
Other	12	11	9	9	33
Net revenues	2	20	209	(90)	(99)
Balance sheet statistics (CHF million)
Risk-weighted assets	4,436	5,854	7,561	(24)	(41)
Total assets	8,743	10,567	17,856	(17)	(51)
Leverage exposure	4,118	4,867	–	(15)	–

Results detail
The following provides a comparison of our 1Q15 non-strategic results versus 1Q14 (YoY) and versus 4Q14 (QoQ).
Net revenues
YoY: Down 99% from CHF 209 million to CHF 2 million
Net revenues were lower reflecting a CHF 91 million gain on the sale of CFIG, our private equity fund of funds and co-investment business, in 1Q14, and a CHF 22 million loss on the sale of our capital interests in investment funds managed by CFIG and other investment-related losses relating to non-strategic businesses formerly in Asset Management in 1Q15.
QoQ: Down 90% from CHF 20 million to CHF 2 million
Net revenues were lower mainly reflecting the loss on the sale of our capital interests in investment funds managed by CFIG in 1Q15.
Operating expenses
YoY: Down 30% from CHF 146 million to CHF 102 million
Lower operating expenses reflected the winding-down of our non-strategic operations, primarily the sale of our domestic private banking business booked in Germany, partially offset by increased regulatory and control-related costs.
QoQ: Down 28% from CHF 142 million to CHF 102 million
Operating expenses were lower, as 4Q14 included higher restructuring costs related to the winding-down of the non-strategic operations, partially offset by increased regulatory and control-related costs in 1Q15.
Assets under management
In 1Q15, assets under management of CHF 1,374.0 billion decreased CHF 3.3 billion compared to the end of 4Q14, driven by unfavorable foreign exchange-related movements, primarily resulting from the appreciation of the Swiss franc, mostly offset by positive market movements and net new assets.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 7.0 billion in 1Q15 with continued strong inflows from Asia Pacific, the Americas and Switzerland, partially offset by outflows in EMEA. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 6.1 billion in 1Q15. Asset Management reported strong net new assets of CHF 10.2 billion in 1Q15, mainly driven by traditional products, in particular index strategies and multi-asset class solutions.
Assets under management in our non-strategic portfolio decreased by CHF 1.6 billion compared to 4Q14, mainly reflecting the winding-down of non-strategic operations.
Assets under management – Private Banking & Wealth Management
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	861.2	874.5	804.9	(1.5)	7.0
Corporate & Institutional Clients	286.7	275.9	254.4	3.9	12.7
Asset Management	391.7	388.5	363.4	0.8	7.8
Non-strategic	9.2	10.8	25.9	(14.8)	(64.5)
Assets managed across businesses [1]	(174.8)	(172.4)	(156.1)	1.4	12.0
Assets under management	1,374.0	1,377.3	1,292.5	(0.2)	6.3
Average assets under management (CHF billion)
Average assets under management	1,340.6	1,373.8	1,282.1	(2.4)	4.6
Net new assets by business (CHF billion)
Wealth Management Clients	7.0	4.4	10.6	59.1	(34.0)
Corporate & Institutional Clients	6.1	3.6	0.4	69.4	–
Asset Management	10.2	(10.6)	6.9	–	47.8
Non-strategic	(1.4)	(2.8)	(2.3)	(50.0)	(39.1)
Assets managed across businesses [1]	(4.9)	2.4	(1.9)	–	157.9
Net new assets	17.0	(3.0)	13.7	–	24.1
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
In 1Q15, Investment Banking reported income before taxes of CHF 945 million and net revenues of CHF 3,583 million. Investment Banking delivered solid results, reflecting higher revenues and improved profitability and returns on significantly reduced regulatory capital compared to 1Q14. Revenues in our strategic businesses increased slightly compared to 1Q14, as strong fixed income and equity sales and trading results more than offset a slowdown in underwriting and advisory activity, highlighting the strength of our diversified strategic franchise. Compared to 4Q14, strategic revenues increased, driven by seasonally stronger trading volumes and client activity in our fixed income and equities businesses. We continued to wind-down the non-strategic unit in the quarter, reporting lower negative net revenues and leverage exposure compared to 1Q14 and 4Q14.
In 1Q15, we made continued progress in improving capital efficiency in Investment Banking. Specifically, we reduced leverage exposure by USD 58.7 billion, from USD 755.6 billion in 4Q14 to USD 696.9 billion in 1Q15 as compared to our end-2015 divisional target of USD 600–620 billion. At the end of 1Q15, we reported risk-weighted assets of USD 162.8 billion, up USD 1.3 billion compared to the end of 4Q14.
Divisional results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	3,583	2,454	3,416	46	5
of which strategic results	3,626	2,748	3,540	32	2
of which non-strategic results	(43)	(294)	(124)	(85)	(65)
Provision for credit losses	1	30	0	(97)	–
Compensation and benefits	1,552	1,179	1,521	32	2
General and administrative expenses	853	1,269	856	(33)	0
Commission expenses	232	241	212	(4)	9
Total other operating expenses	1,085	1,510	1,068	(28)	2
Total operating expenses	2,637	2,689	2,589	(2)	2
of which strategic results	2,510	2,155	2,412	16	4
of which non-strategic results	127	534	177	(76)	(28)
Income/(loss) before taxes	945	(265)	827	–	14
of which strategic results	1,115	579	1,128	93	(1)
of which non-strategic results	(170)	(844)	(301)	(80)	(44)
Statement of operations metrics (%)
Return on regulatory capital	14.7	–	13.6	–	–
Cost/income ratio	73.6	109.6	75.8	–	–
Pre-tax income margin	26.4	(10.8)	24.2	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	22,010	21,876	20,299	1	8
Pre-tax return on average economic risk capital (%) [1]	17.6	(4.4)	16.8	–	–
Number of employees (full-time equivalents)
Number of employees	19,800	19,400	19,200	2	3
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Net revenue detail (CHF million)
Debt underwriting	332	307	468	8	(29)
Equity underwriting	153	205	183	(25)	(16)
Total underwriting	485	512	651	(5)	(25)
Advisory and other fees	132	237	180	(44)	(27)
Total underwriting and advisory	617	749	831	(18)	(26)
Fixed income sales and trading	1,676	610	1,489	175	13
Equity sales and trading	1,376	1,185	1,201	16	15
Total sales and trading	3,052	1,795	2,690	70	13
Other	(86)	(90)	(105)	(4)	(18)
Net revenues	3,583	2,454	3,416	46	5
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	14	10	12	40	17
Credit spread	35	36	31	(3)	13
Foreign exchange	10	9	11	11	(9)
Commodity	2	1	3	100	(33)
Equity	20	20	19	0	5
Diversification benefit	(33)	(31)	(35)	6	(6)
Average one-day, 98% risk management Value-at-Risk	48	45	41	7	17
Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 73.6% in 1Q15, compared to 109.6% in 4Q14 and 75.8% in 1Q14. The cost/income ratio for our strategic results was 69.2% in 1Q15 compared to 78.4% in 4Q14 and 68.1% in 1Q14.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Statements of operations (CHF million)
Net revenues	3,626	2,748	3,540	(43)	(294)	(124)	3,583	2,454	3,416
Provision for credit losses	1	14	0	0	16	0	1	30	0
Compensation and benefits	1,514	1,137	1,480	38	42	41	1,552	1,179	1,521
Total other operating expenses	996	1,018	932	89	492	136	1,085	1,510	1,068
Total operating expenses	2,510	2,155	2,412	127	534	177	2,637	2,689	2,589
Income/(loss) before taxes	1,115	579	1,128	(170)	(844)	(301)	945	(265)	827
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	148,716	149,849	145,147	9,386	9,966	17,565	158,102	159,815	162,712
Risk-weighted assets (USD)	153,111	151,420	164,314	9,663	10,070	19,885	162,774	161,490	184,199
Total assets	470,495	506,820	496,540	18,707	22,224	24,955	489,202	529,044	521,495
Leverage exposure	629,380	689,957	–	47,532	57,825	–	676,912	747,782	–
Leverage exposure (USD)	647,977	697,191	–	48,936	58,431	–	696,913	755,622	–
Strategic results
OVERVIEW
In 1Q15, the strategic businesses reported income before taxes of CHF 1,115 million and net revenues of CHF 3,626 million.
Fixed income sales and trading revenues improved compared to 1Q14, reflecting increased client activity, particularly in global macro products and emerging markets. Revenues increased significantly compared to 4Q14 due to seasonally higher client activity across all fixed income businesses.
Equity sales and trading results were stronger compared to both 1Q14 and 4Q14 due to more favorable trading conditions, reflecting improved market volatility and sustained market shares.
Underwriting and advisory results declined compared to both 1Q14 and 4Q14, reflecting a challenging start to the year due to significantly lower advisory revenues, a slowdown in leveraged finance underwriting activity and lower IPO issuance levels.
Results in 1Q15 were impacted by the weakening of the average rate of the Swiss franc against the US dollar, which positively impacted revenues, but adversely impacted expenses. Compared to 1Q14, revenues increased 2% and total operating expenses increased 4% in Swiss Francs, while revenues declined 4% and total operating expenses declined 2% in US dollars.
Capital and leverage metrics
At the end of 1Q15, Investment Banking strategic businesses reported risk-weighted assets of USD 153.1 billion, an increase of USD 1.7 billion compared to the end of 4Q14. We made continued progress in reducing leverage exposure by USD 49.2 billion from 4Q14, to USD 648.0 billion at the end of 1Q15.
The following provides a comparison of our strategic 1Q15 results versus 1Q14 (YoY) and versus 4Q14 (QoQ). Share of wallet refers to our share of the overall fee pool for the respective products.
Net revenues
Debt underwriting
YoY: Down 29% from CHF 468 million to CHF 332 million
The decline was primarily driven by weak performance in our leveraged finance business, following strong 1Q14 results and due to a slow underwriting environment, particularly in the US. These declines were partially offset by higher investment grade revenues due to increased investment grade corporate issuance in the US.
QoQ: Up 8% from CHF 307 million to CHF 332 million
Results increased compared to 4Q14, primarily due to strong investment grade performance, in line with an increase in investment grade underwriting issuance as well as higher structured lending in emerging markets. Leveraged finance revenues were stable, reflecting an increase in high yield revenues in EMEA, as share of wallet gains and an increase in the overall fee pool offset slower leveraged finance underwriting issuance in the US.
Equity underwriting
YoY: Down 16% from CHF 183 million to CHF 153 million
Revenues declined, primarily due to a slowdown in IPO activity, following strong 1Q14 results. Convertibles revenues were also lower as a decline in our share of wallet offset an increase in the overall fee pool. These declines were partially offset by higher revenues from follow-on offerings, particularly in the US.
QoQ: Down 25% from CHF 205 million to CHF 153 million
The revenue decline was primarily due to lower IPO results, reflecting a decline in both the overall fee pool and our share of wallet. We also had lower convertibles revenues. These declines were partially offset by significantly higher revenues from follow-on offerings, reflecting strong market conditions.

Strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Debt underwriting	332	307	468	8	(29)
Equity underwriting	153	205	183	(25)	(16)
Total underwriting	485	512	651	(5)	(25)
Advisory and other fees	132	238	180	(45)	(27)
Total underwriting and advisory	617	750	831	(18)	(26)
Fixed income sales and trading	1,732	850	1,586	104	9
Equity sales and trading	1,344	1,231	1,206	9	11
Total sales and trading	3,076	2,081	2,792	48	10
Other	(67)	(83)	(83)	(19)	(19)
Net revenues	3,626	2,748	3,540	32	2
Provision for credit losses	1	14	0	(93)	–
Compensation and benefits	1,514	1,137	1,480	33	2
General and administrative expenses	770	785	726	(2)	6
Commission expenses	226	233	206	(3)	10
Total other operating expenses	996	1,018	932	(2)	7
Total operating expenses	2,510	2,155	2,412	16	4
Income before taxes	1,115	579	1,128	93	(1)
Statement of operations metrics (%)
Return on regulatory capital	18.6	9.9	20.7	–	–
Cost/income ratio	69.2	78.4	68.1	–	–
Pre-tax income margin	30.8	21.1	31.9	–	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	148,716	149,849	145,147	(1)	2
Risk-weighted assets (USD)	153,111	151,420	164,314	1	(7)
Total assets	470,495	506,820	496,540	(7)	(5)
Leverage exposure	629,380	689,957	–	(9)	–
Leverage exposure (USD)	647,977	697,191	–	(7)	–
Advisory and other fees
YoY: Down 27% from CHF 180 million to CHF 132 million
We had lower results, reflecting market share losses due to certain deal closings moving into 2Q15, slower industry activity in our market-leading sponsors M&A franchise and underperformance in our healthcare business.
QoQ: Down 45% from CHF 238 million to CHF 132 million
We had lower revenues primarily due to a decline in both the overall advisory fee pool and our share of wallet.
Fixed income sales and trading
YoY: Up 9% from CHF 1,586 million to CHF 1,732 million
Strong fixed income results reflected improved trading conditions and client activity, as significant actions from the European Central Bank and the Swiss National Bank drove higher market volatility, which positively impacted our global macro products and emerging markets businesses. In 1Q14, our rates business and certain emerging markets businesses were adversely impacted by difficult trading conditions, which resulted in reduced first quarter seasonal contribution from these franchises. Global macro products revenues significantly increased from subdued levels, driven by increased client activity across the rates and foreign exchange businesses. We also had higher revenues from emerging markets, driven by robust trading revenues across all markets, most notably Asia Pacific and EMEA. Securitized products revenues increased, primarily driven by robust growth in asset finance. These gains were partially offset by lower revenues in global credit products, as a slowdown in US leveraged finance underwriting activity resulted in weaker trading performance, given reduced client risk appetite.
QoQ: Up 104% from CHF 850 million to CHF 1,732 million
Revenues increased significantly, as a seasonal increase in client activity resulted in higher results across all fixed income businesses. Global credit products revenues increased, driven by higher leveraged finance and investment grade results, both reflecting strong secondary trading activity. Improved global macro products revenues were driven by higher market volatility and increased client activity across our rates and foreign exchange businesses. Emerging market revenues increased, reflecting higher trading activity across most regions, most notably Asia Pacific and Latin America. In addition, securitized products revenues increased, reflecting higher non-agency and agency results.

Equity sales and trading
YoY: Up 11% from CHF 1,206 million to CHF 1,344 million
Improved equity sales and trading results were driven by more favorable trading conditions, reflecting increased market volatility, higher flows into equity funds and sustained leading market shares. We had significantly higher revenues in systematic market making, following less favorable trading conditions in 1Q14. We had robust derivatives results, primarily due to strong growth in Asia Pacific and continued momentum in fee-based products distributed by Private Banking and Wealth Management. Cash equities revenues increased, reflecting improved trading conditions and strong market positions. Results in prime services were stable despite significantly reduced leverage exposure, highlighting continued progress in our client portfolio optimization strategy.
QoQ: Up 9% from CHF 1,231 million to CHF 1,344 million
Equity sales and trading and revenues increased, reflecting more favorable trading conditions. The gains were primarily driven by continued strength in derivatives, particularly in Asia Pacific. We also had higher revenues from systematic market making. These gains were partially offset by lower revenues in both prime services and cash equities.
Operating expenses
Compensation and benefits
YoY: Up 2% from CHF 1,480 million to CHF 1,514 million
Expenses increased, reflecting the foreign exchange impact of the weakening of the Swiss franc compared to the US dollar. Expenses in US dollars declined 4%, primarily due to lower deferred compensation expenses from prior-year awards.
QoQ: Up 33% from CHF 1,137 to CHF 1,514 million
The increase was primarily driven by higher discretionary compensation expenses, reflecting seasonally higher results.
General and administrative expenses
YoY: Up 6% from CHF 726 million to CHF 770 million
Expenses increased, reflecting the foreign exchange impact of the weakening of the Swiss franc compared the US dollar. In US dollars, expenses were stable, as continued progress on reducing infrastructure costs offset higher UK bank levy expenses.
QoQ: Down 2% from CHF 785 million to CHF 770 million
General and administrative expenses were slightly lower as a decline in infrastructure costs offset higher UK bank levy expenses.
Non-strategic results
Overview
Beginning 1Q15, the non-strategic results for Investment Banking comprise the legacy fixed income portfolio including the legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
The non-strategic businesses reported a loss before taxes of CHF 170 million and negative net revenues of CHF 43 million in 1Q15. Negative net revenues were lower compared to 1Q14, primarily due to net valuation gains in our legacy fixed income portfolio, proactive portfolio management initiatives, and lower funding costs. Negative net revenues were also lower compared to 4Q14, which included the adverse impact from the recognition of funding value adjustments of CHF 171 million. Total operating expenses declined compared to both 1Q14 and 4Q14, reflecting significantly lower litigation provisions.
Capital and leverage metrics
Investment Banking made continued progress in winding down its non-strategic businesses. At the end of 1Q15, risk-weighted assets were USD 9.7 billion, down USD 10.2 billion compared to the end of 1Q14 and stable compared the end of 4Q14. This compares to a risk-weighted assets target of USD 6 billion by year-end 2015. At the end of 1Q15, leverage exposure was USD 48.9 billion, reflecting a decrease of USD 9.5 billion compared to the end of 4Q14. This compares to a target of USD 24 billion in leverage exposure by year-end 2015.

Non-strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(43)	(294)	(124)	(85)	(65)
Provision for credit losses	0	16	0	(100)	–
Compensation and benefits	38	42	41	(10)	(7)
Total other operating expenses	89	492	136	(82)	(35)
of which litigation	34	410	66	(92)	(48)
Total operating expenses	127	534	177	(76)	(28)
Loss before taxes	(170)	(844)	(301)	(80)	(44)
Revenue details (CHF million)
Legacy fixed income portfolio	(29)	(239)	(61)	(88)	(52)
Legacy funding costs	(33)	(33)	(46)	0	(28)
Other	19	(22)	(17)	–	–
Net revenues	(43)	(294)	(124)	(85)	(65)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	9,386	9,966	17,565	(6)	(47)
Risk-weighted assets (USD)	9,663	10,070	19,885	(4)	(51)
Total assets	18,707	22,224	24,955	(16)	(25)
Leverage exposure	47,532	57,825	–	(18)	–
Leverage exposure (USD)	48,936	58,431	–	(16)	–
The following provides a comparison of our non-strategic 1Q15 results versus 1Q14 (YoY) and versus 4Q14 (QoQ).
Net revenues
YoY: From CHF (124) million to CHF (43) million
We had significantly lower negative net revenues, primarily reflecting net valuation gains in our legacy fixed income portfolio and lower funding costs from proactive management of both our legacy debt instruments and trading assets.
QoQ: From CHF (294) million to CHF (43) million
We had significantly lower negative net revenues compared to 4Q14, which included the adverse impact from the recognition of funding valuation adjustments of CHF 171 million as well as portfolio net valuation gains in 1Q15.
Total operating expenses
YoY: Down 28% from CHF 177 million to CHF 127 million
The decrease was primarily driven by lower litigation provisions and UK bank levy expenses.
QoQ: Down 76% from CHF 534 million to CHF 127 million
The decrease was primarily driven by lower litigation provisions following 4Q14 provisions of CHF 410 million primarily in connection with mortgage-related matters.

Corporate Center
In 1Q15, we recorded a loss before taxes of CHF 241 million compared to a loss before taxes of CHF 439 million in 1Q14.
Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs, IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit. Strategic business division realignment costs are reported in the Corporate Center, while non-strategic business division realignment costs are reported directly in the relevant divisional non-strategic unit.
In 1Q15, we recorded a loss before taxes of CHF 241 million compared to a loss before taxes of CHF 439 million in 1Q14. In strategic results, we recorded a loss before taxes of CHF 231 million. Non-strategic results reported a loss before taxes of CHF 10 million, primarily including IT architecture simplification expenses of CHF 61 million, business realignment costs of CHF 48 million and legacy funding cost of CHF 21 million, partially offset by fair value gains from movements in own credit spreads of CHF 117 million. Fair value losses of CHF 60 million on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies.
Corporate Center results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	118	696	(187)	(83)	–
Provision for credit losses	0	3	1	(100)	(100)
Compensation and benefits	194	174	166	11	17
General and administrative expenses	160	221	97	(28)	65
Commission expenses	5	14	(12)	(64)	–
Total other operating expenses	165	235	85	(30)	94
Total operating expenses	359	409	251	(12)	43
Income/(loss) before taxes	(241)	284	(439)	–	(45)
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	15,963	16,172	15,899	(1)	0
Total assets	47,797	45,248	31,220	6	53
Leverage exposure [1]	36,007	31,830	–	13	–
1 Disclosed on a fully phased-in look-through basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Statements of operations (CHF million)
Net revenues	(6)	46	(41)	124	650	(146)	118	696	(187)
Provision for credit losses	0	3	1	0	0	0	0	3	1
Compensation and benefits	103	61	77	91	113	89	194	174	166
Total other operating expenses	122	119	30	43	116	55	165	235	85
Total operating expenses	225	180	107	134	229	144	359	409	251
Income/(loss) before taxes	(231)	(137)	(149)	(10)	421	(290)	(241)	284	(439)
Corporate Center – non-strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Statements of operations (CHF million)
Net revenues	124	650	(146)	(81)	–
Provision for credit losses	0	0	0	–	–
Total operating expenses	134	229	144	(41)	(7)
Income/(loss) before taxes	(10)	421	(290)	–	(97)
of which fair value impact from movements in own credit spreads	117	324	(120)	(64)	–
of which realignment costs	(48)	(206)	(62)	(77)	(23)
of which IT architecture simplification expenses	(61)	(82)	(61)	(26)	–
of which real estate sales	1	375	34	(100)	(97)
of which litigation provisions	–	21	–	(100)	–
of which legacy funding costs [1]	(21)	(22)	(6)	(5)	250
of which reclassifications to discontinued operations [2]	–	9	(56)	(100)	100
of which other non-strategic items	2	2	(19)	–	–
1 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
2
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of our Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
in	1Q15	4Q14	1Q14
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	117	324	(120)
of which fair value gains/(losses) on own long-term vanilla debt	(60)	205	(92)
of which fair value gains/(losses) from DVA on structured notes	127	164	(4)
of which fair value gains/(losses) on stand-alone derivatives	50	(45)	(24)

Assets under management
We had net new assets from continuing operations of CHF 17.0 billion during 1Q15 and assets under management from continuing operations of CHF 1,374.0 billion as of the end of 1Q15.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,374.0 billion decreased CHF 3.3 billion compared to the end of 4Q14, driven by unfavorable foreign exchange-related movements, primarily resulting from the appreciation of the Swiss franc, mostly offset by positive market movements and net new assets. Compared to the end of 1Q14, assets under management from continuing operations were CHF 92.9 billion higher, primarily reflecting positive market movements, net new assets of CHF 32.5 billion and favorable foreign exchange-related movements.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Assets under management and client assets
	end of				% change
	1Q15	4Q14	1Q14	QoQ	YoY
Assets under management (CHF billion)
Wealth Management Clients	861.2	874.5	804.9	(1.5)	7.0
Corporate & Institutional Clients	286.7	275.9	254.4	3.9	12.7
Asset Management	391.7	388.5	363.4	0.8	7.8
Non-strategic	9.2	10.8	25.9	(14.8)	(64.5)
Assets managed across businesses [1]	(174.8)	(172.4)	(156.1)	1.4	12.0
Assets under management	1,374.0	1,377.3	1,292.5	(0.2)	6.3
of which continuing operations	1,374.0	1,377.3	1,281.1	(0.2)	7.3
of which discontinued operations	0.0	0.0	11.4	–	(100.0)
Assets under management from continuing operations	1,374.0	1,377.3	1,281.1	(0.2)	7.3
of which discretionary assets	431.5	429.0	410.7	0.6	5.1
of which advisory assets	942.5	948.3	870.4	(0.6)	8.3
Client assets (CHF billion) [2]
Wealth Management Clients	989.1	1,002.1	917.8	(1.3)	7.8
Corporate & Institutional Clients	391.2	376.2	362.8	4.0	7.8
Asset Management	391.7	388.5	363.4	0.8	7.8
Non-strategic	15.6	18.1	32.4	(13.8)	(51.9)
Assets managed across businesses [1]	(174.8)	(172.4)	(156.1)	1.4	12.0
Client Assets [2]	1,612.8	1,612.5	1,520.3	0.0	6.1
of which continuing operations	1,612.8	1,612.5	1,508.5	0.0	6.9
of which discontinued operations	0.0	0.0	11.8	–	(100.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
2
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 17.0 billion in 1Q15.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 7.0 billion in 1Q15 with continued strong inflows from Asia Pacific, the Americas and Switzerland, partially offset by outflows in EMEA. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 6.1 billion in 1Q15. Asset Management reported strong net new assets of CHF 10.2 billion in 1Q15, mainly driven by traditional products, in particular index strategies and multi-asset class solutions. In our non-strategic portfolio, net asset outflows of CHF 1.4 billion reflected the winding-down of non-strategic operations.
Growth in assets under management
in	1Q15	4Q14	1Q14
Growth in assets under management (CHF billion)
Net new assets from continuing operations	17.0	(3.0)	14.7
Net new assets from discontinued operations	0.0	0.0	(1.0)
Net new assets	17.0	(3.0)	13.7
of which Wealth Management Clients	7.0	4.4	10.6
of which Corporate & Institutional Clients	6.1	3.6	0.4
of which Asset Management [1]	10.2	(10.6)	6.9
of which non-strategic	(1.4)	(2.8)	(2.3)
of which assets managed across businesses [2]	(4.9)	2.4	(1.9)
Other effects from continuing operations	(20.3)	14.2	13.0
Other effects from discontinued operations	0.0	0.0	(16.6)
Other effects	(20.3)	14.2	(3.6)
of which Wealth Management Clients	(20.3)	5.8	3.6
of which Corporate & Institutional Clients	4.7	5.7	4.0
of which Asset Management	(7.0)	8.0	4.2
of which non-strategic	(0.2)	0.2	(16.2)
of which assets managed across businesses [2]	2.5	(5.5)	0.8
Growth in assets under management from continuing operations	(3.3)	11.2	27.7
Growth in assets under management from discontinued operations	0.0	0.0	(17.6)
Growth in assets under management	(3.3)	11.2	10.1
of which Wealth Management Clients	(13.3)	10.2	14.2
of which Corporate & Institutional Clients	10.8	9.3	4.4
of which Asset Management [1]	3.2	(2.6)	11.1
of which non-strategic	(1.6)	(2.6)	(18.5)
of which assets managed across businesses [2]	(2.4)	(3.1)	(1.1)

Growth in assets under management (continued)
in	1Q15	4Q14	1Q14
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	4.9	(0.9)	4.7
Net new assets from discontinued operations	0.0	0.0	(13.8)
Net new assets	4.9	(0.9)	4.3
of which Wealth Management Clients	3.2	2.0	5.4
of which Corporate & Institutional Clients	8.8	5.4	0.6
of which Asset Management [1]	10.5	(10.8)	7.8
of which non-strategic	(51.9)	(83.6)	(20.7)
of which assets managed across businesses [2]	11.4	(5.7)	4.9
Other effects from continuing operations	(5.9)	4.2	4.1
Other effects from discontinued operations	0.0	0.0	(229.0)
Other effects	(5.9)	4.2	(1.1)
of which Wealth Management Clients	(9.3)	2.7	1.8
of which Corporate & Institutional Clients	6.9	8.6	6.4
of which Asset Management	(7.2)	8.1	4.8
of which non-strategic	(7.4)	6.0	(146.0)
of which assets managed across businesses [2]	(5.8)	13.0	(2.1)
Growth in assets under management continuing operations	(1.0)	3.3	8.8
Growth in assets under management from discontinued operations	0.0	0.0	(242.8)
Growth in assets under management	(1.0)	3.3	3.2
of which Wealth Management Clients	(6.1)	4.7	7.2
of which Corporate & Institutional Clients	15.7	14.0	7.0
of which Asset Management [1]	3.3	(2.7)	12.6
of which non-strategic	(59.3)	(77.6)	(166.7)
of which assets managed across businesses [2]	5.6	7.3	2.8
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	2.5	2.4	2.9
Net new assets from discontinued operations	(8.8)	(6.9)	(4.9)
Net new assets	2.4	2.2	2.6
of which Wealth Management Clients	3.0	3.5	3.0
of which Corporate & Institutional Clients	4.4	2.2	2.0
of which Asset Management [1]	1.9	1.1	3.9
of which non-strategic	(28.2)	(18.5)	(6.9)
of which assets managed across businesses [2]	2.1	0.2	1.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
Net new assets
in	1Q15	4Q14	1Q14
Net new assets (CHF billion)
Wealth Management Clients	7.0	4.4	10.6
Corporate & Institutional Clients	6.1	3.6	0.4
Asset Management	10.2	(10.6)	6.9
Non-strategic	(1.4)	(2.8)	(2.3)
Assets managed across businesses [1]	(4.9)	2.4	(1.9)
Net new assets	17.0	(3.0)	13.7
of which continuing operations	17.0	(3.0)	14.7
of which discontinued operations	0.0	0.0	(1.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q15, we maintained a strong funding structure to support our strategic liquidity pool and manage our liquidity position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track funding strategy with issuances at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on liquidity and funding management.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
Although the NSFR is not effective until 2018, we began using the NSFR in 2012 as one of our primary tools, in parallel with the liquidity barometer, and more recently the LCR, to monitor our structural liquidity position and plan funding. We use the NSFR and the liquidity barometer as the basis for our funds transfer pricing policy.
Liquidity Coverage Ratio
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for each of the next four years, reaching 100% by January 1, 2019.
In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance, which was adopted by the Swiss Federal Council in November 2012 (Liquidity Ordinance), to reflect the final Basel III LCR rules. These revisions have been adopted by the Swiss Federal Council on June 25, 2014 and entered into effect on January 1, 2015. As a result, all Swiss banks are subject to an LCR requirement. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks are subject to the initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019.
Following the June 2014 revisions to the Liquidity Ordinance, beginning in the second quarter of 2014 we allocated the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by our Treasury function and previously recorded in the Corporate Center to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and leverage requirements arising from the portfolio of assets. Prior periods were restated for the related impact on assets and leverage exposures.
In October 2014, FINMA issued a revised circular related to the LCR disclosure requirements for banks, which included requirements for banks to disclose quantitative and qualitative information related to the LCR beginning in the first quarter of 2015. In accordance with these requirements and guidance from FINMA, the table below presents the ratio of high quality liquid assets over net cash outflows, based on three-month averages.
Liquidity coverage ratio
	Group	Bank
end of	1Q15	1Q15
CHF billion, except where indicated
High quality liquid assets	152.2	150.1
Net cash outflows	147.5	145.9
Liquidity coverage ratio (%)	103.2	102.9
Calculated using a three-month average.
Net Stable Funding Ratio
In October 2014, the BCBS issued final NSFR rules, requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The rules retain the structure of the January 2014 BCBS consultative proposal with key changes related to short-term exposures to banks and other financial institutions, derivative exposures and assets posted as initial margin for derivative contracts. In addition, the final standard recognizes that, under strict conditions, certain asset and liability items are interdependent and can therefore be viewed as neutral in terms of the NSFR. The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
As of the end of 1Q15, the liquidity pool managed by Treasury had a market value of CHF 160.3 billion. The liquidity pool consisted of CHF 68.3 billion of cash held at major central banks, primarily the Fed and the SNB, and CHF 92.0 billion market value of securities issued by governments and government agencies, primarily of the US, Britain, Germany and France. As of March 31, 2015, based on our internal model, the non-cash assets in our liquidity pool were subject to an average stress level haircut equal to approximately 5% of market value of such assets. In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in Investment Banking. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. Through coordination with the businesses, Treasury can access these assets to generate liquidity if required. As of March 31, 2015, the portfolio that is not managed by Treasury had a market value of CHF 31.9 billion, consisting of CHF 9.5 billion of high-grade bonds and CHF 22.4 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to the portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 17% as of the end of 1Q15 compared to 18% as of the end of 4Q14, reflecting a small decrease in deposits and loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 313 billion as of the end of 1Q15 compared to CHF 317 billion as of the end of 4Q14, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Liquidity pool managed by Treasury
March 31, 2015	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	40.3	24.6	1.0	2.4	68.3
Securities issued by governments and government agencies	3.3	63.0	14.9	10.8	92.0
Total liquidity pool managed by Treasury	43.6	87.6	15.9	13.2	160.3

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q15, excluding structured notes.
Debt issuances and redemptions
in 1Q15	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	12.7	0	12.7
of which unsecured	12.7	0	12.7
Maturities / Redemptions	9.1	0	9.1
of which unsecured	7.2	0	7.2
of which secured [1]	1.9	0	1.9
Excludes structured notes.
1 Includes covered bonds.

As of the end of 1Q15, we had outstanding long-term debt of CHF 175.7 billion, which included senior and subordinated instruments. We had CHF 50.9 billion and CHF 19.5 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q15 compared to CHF 50.5 billion and CHF 19.2 billion, respectively, as of 4Q14.
> Refer to “Capital issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 1Q15, the weighted average maturity of long-term debt was 6.3  years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased 6% to CHF 27.6 billion as of the end of 1Q15 compared to CHF 25.9 billion in 4Q14.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.6 billion, CHF 3.0 billion and CHF 4.2 billion, respectively, as of the end of 1Q15, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
As of the end of 1Q15, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2014 for further information.

Capital management
As of the end of 1Q15, our CET1 ratio was 13.8% under Basel III and 10.0% on a look-through basis. Our risk-weighted assets were CHF 288.5 billion and our tier 1 capital was CHF 47.6 billion. Our BIS tier 1 leverage ratio was 4.3% and 3.6% on a look-through basis.
Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2015		2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer			0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB			0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.
Banks are required to maintain a tier 1 leverage ratio of 3% starting in 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. Effective in 2015, FINMA set our progressive component requirement at 4.05% for 2019. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 1Q15, our countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 329 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on the FINMA Decree.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

For 2015

Capital ratio requirements
12.16%
2.54%
2.25%
7.37%
13.79%
3.04%
2.63%
8.12%
15.08%
3.46%
2.87%
8.75%
16.17%
3.79%
3.00%
9.38%
17.05%
4.05%[1]
3.00%
10.00%
Respective capital ratio requirements multiplied by 24%
Swiss leverage ratio requirements
2.92%
0.61%
0.54%
1.77%
3.31%
0.73%
0.63%
1.95%
3.62%
0.83%
0.69%
2.10%
3.88%
0.91%
0.72%
2.25%
4.09%
0.97%
0.72%
2.40%

	2015	2016	2017	2018	2019
Progressive component[1]	2.54%	3.04%	3.46%	3.79%	4.05%
Buffer component	5.12%	6.25%	7.12%	7.88%	8.50%
Minimum component	4.50%	4.50%	4.50%	4.50%	4.50%

[1] The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 1Q15, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for further information.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
In March 2015, FINMA introduced a 2.0 multiplier on residential income producing real estate (IPRE) and commercial IPRE held by retail clients, as well as a 1.5 multiplier on commercial IPRE held by non-retail clients. The phase-in of the multiplier started in 1Q15 and will continue through 1Q19.
In March 2015, FINMA announced the introduction of a 1.6 multiplier on B/CCC/CC-rated Investment Banking corporate exposures. The phase-in of the multiplier is effective in 2Q15 and will be applied quarterly from 2Q15 through 1Q19, with a retroactive adjustment for 1Q15 in 2Q15.
Capital issuances and redemptions
Issuances and redemptions
There were no capital issuances or redemptions in 1Q15.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.9 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.1%, both as of the end of 1Q15.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.0 billion and the Higher Trigger Capital Ratio was 4.8%, both as of the end of 1Q15.
> Refer to the table “BIS statistics – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital issuances and redemptions in the Credit Suisse Annual Report 2014 for further information on the Higher Trigger Capital Amount.
BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 13.8% as of the end of 1Q15 compared to 14.9% as of the end of 4Q14, reflecting a decrease in CET1 capital, partially offset by a slight decrease in RWA. Our tier 1 ratio was 16.5% as of the end of 1Q15 compared to 17.1% as of the end of 4Q14. Our total capital ratio was 20.0% as of the end of 1Q15 compared to 20.8% as of the end of 4Q14.
CET1 capital was CHF 39.7 billion as of the end of 1Q15 compared to CHF 43.3 billion as of the end of 4Q14, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 20% to 40%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 80% to 60%), pursuant to phase-in requirements. CET1 capital was also affected by a negative foreign exchange impact and the share purchases for share-based compensation awards, partially offset by net income and an increase in the share-based compensation obligation.
Additional tier 1 capital increased to CHF 7.9 billion as of the end of 1Q15 compared to CHF 6.5 billion as of the end of 4Q14 mainly due to the additional annual 20% phase-in of regulatory deductions (from 80% to 60%), including goodwill, other intangible assets and other capital deductions, partially offset by the share purchases for share-based compensation awards.
Tier 2 capital decreased to CHF 10.0 billion as of the end of 1Q15 compared to CHF 10.9 billion, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date and a negative foreign exchange impact.
Total eligible capital decreased to CHF 57.6 billion as of the end of 1Q15 compared to CHF 60.8 billion as of the end of 4Q14, reflecting the decrease in CET1 capital to CHF 39.7 billion, the increase in additional tier 1 capital to CHF 7.9 billion and the decrease in tier 2 capital to CHF 10.0 billion.
As of the end of 1Q15, the look-through CET1 ratio was 10.0% compared to 10.1% as of the end of 4Q14 and compared to a long-term target of 11.0%. As of the end of 1Q15, the look-through total capital ratio was 16.4% compared to 16.5% as of the end of 4Q14.

BIS statistics – Group
	Phase-in				Look-through
				% change			% change
end of	1Q15		4Q14	QoQ	1Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,396		43,959	(1)	43,396	43,959	(1)
Regulatory adjustments [1]	304		(375)	–	304	(375)	–
Adjustments subject to phase-in	(3,954)	[2]	(262)	–	(15,449)	(15,008)	3
CET1 capital	39,746		43,322	(8)	28,251	28,576	(1)
Additional tier 1 instruments	11,313	[3]	11,316	0	11,313	11,316	0
Additional tier 1 instruments subject to phase-out [4]	2,470		2,473	0	–	–	–
Deductions from additional tier 1 capital	(5,919)	[5]	(7,307)	(19)	–	–	–
Additional tier 1 capital	7,864		6,482	21	11,313	11,316	0
Total tier 1 capital	47,610		49,804	(4)	39,564	39,892	(1)
Tier 2 instruments	6,739	[6]	6,984	(4)	6,739	6,984	(4)
Tier 2 instruments subject to phase-out	3,421		4,190	(18)	–	–	–
Deductions from tier 2 capital	(167)		(227)	(26)	–	–	–
Tier 2 capital	9,993		10,947	(9)	6,739	6,984	(4)
Total eligible capital	57,603		60,751	(5)	46,303	46,876	(1)
Risk-weighted assets by risk type (CHF million)
Credit risk	192,858		192,663	0	187,439	185,501	1
Market risk	31,464		34,468	(9)	31,464	34,468	(9)
Operational risk	58,413		58,413	0	58,413	58,413	0
Non-counterparty risk	5,779		5,866	(1)	5,779	5,866	(1)
Risk-weighted assets	288,514		291,410	(1)	283,095	284,248	0
of which Private Banking & Wealth Management	109,030		108,261	1	109,030	108,261	1
of which Investment Banking	158,102		159,815	(1)	158,102	159,815	(1)
of which Corporate Center	21,382		23,334	(8)	15,963	16,172	(1)
Capital ratios (%)
CET1 ratio	13.8		14.9	–	10.0	10.1	–
Tier 1 ratio	16.5		17.1	–	14.0	14.0	–
Total capital ratio	20.0		20.8	–	16.4	16.5	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 5.2 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

BIS statistics – Bank
	Phase-in
				% change
end of	1Q15		4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,849		42,895	0
Regulatory adjustments [1]	(203)		(66)	208
Adjustments subject to phase-in	(4,667)	[2]	(1,976)	136
CET1 capital	37,979		40,853	(7)
Additional tier 1 instruments	10,417	[3]	10,410	0
Additional tier 1 instruments subject to phase-out [4]	2,470		2,473	0
Deductions from additional tier 1 capital	(4,939)	[5]	(6,622)	(25)
Additional tier 1 capital	7,948		6,261	27
Total tier 1 capital	45,927		47,114	(3)
Tier 2 instruments	6,771	[6]	7,014	(3)
Tier 2 instruments subject to phase-out	3,427		4,196	(18)
Deductions from tier 2 capital	(154)		(213)	(28)
Tier 2 capital	10,044		10,997	(9)
Total eligible capital	55,971		58,111	(4)
Risk-weighted assets by risk type (CHF million)
Credit risk	185,437		184,531	0
Market risk	31,435		34,439	(9)
Operational risk	58,413		58,413	0
Non-counterparty risk	5,526		5,611	(2)
Risk-weighted assets	280,811		282,994	(1)
Capital ratios (%)
CET1 ratio	13.5		14.4	–
Tier 1 ratio	16.4		16.6	–
Total capital ratio	19.9		20.5	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 4.7 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
1Q15
CET1 capital (CHF million)
Balance at beginning of period	43,322
Net income	1,054
Foreign exchange impact	(1,369)
Impact of deductions relating to phase-in requirements	(3,356)
Other [1]	95
Balance at end of period	39,746
Additional tier 1 capital (CHF million)
Balance at beginning of period	6,482
Foreign exchange impact	(102)
Impact of deductions relating to phase-in requirements	1,827
Other [2]	(343)
Balance at end of period	7,864
Tier 2 capital (CHF million)
Balance at beginning of period	10,947
Foreign exchange impact	(454)
Impact of deductions relating to phase-in requirements	57
Other [3]	(557)
Balance at end of period	9,993
1
Reflects the net effect of share-based compensation, the impact of a dividend accrual, which includes the assumption that 50% of the proposed dividend is distributed in shares and a change in other regulatory adjustments.

2
Reflects a change in regulatory adjustments, primarily share purchases for share-based compensation awards, and other movements on additional tier 1 capital instruments, including the positive impact of an accrual relating to Contingent Capital Awards granted as part of deferred compensation.

3 Primarily reflects the impact of prescribed amortization as instruments move closer to their maturity date.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA decreased slightly to CHF 288.5 billion as of the end of 1Q15 from CHF 291.4 billion as of the end of 4Q14, primarily reflecting the foreign exchange impact and movements in risk levels in credit risk and market risk. The decrease was partially offset by externally prescribed methodology and policy changes in credit risk.
Excluding the foreign exchange impact, the increase in credit risk primarily reflected methodology and policy changes, partially offset by movements in credit risk levels. External methodology changes mainly resulted from new regulatory requirements relating to banking book securitizations and collateral eligibility criteria in Investment Banking and the mortgage multipliers in Private Banking & Wealth Management, including the IPRE multiplier. Increases in internal methodology changes in Investment Banking mainly resulted from model adjustments in response to the Swiss National Bank’s January action. The decreased risk levels attributed to book size were primarily due to the impact of the Basel III phase-in requirements at the beginning of 1Q15. Movements in risk levels attributed to book quality included increases in derivative portfolios in Private Banking & Wealth Management and decreases in derivative and loan portfolios in Investment Banking.
Excluding the foreign exchange impact, the decrease in market risk primarily reflected internal methodology and policy changes and movements in risk levels, partially offset by increases resulting from model and parameter updates. The decreases in internal methodology changes were mainly due to model refinements within Investment Banking. The decreased risk levels primarily resulted from reductions in trading book securitizations in Investment Banking. These decreases were partially offset by increases resulting from model and parameter updates relating to market data and stressed spreads in Investment Banking.

Risk-weighted asset movement by risk type – Group
	Phase-in
1Q15 (CHF million)	Credit risk	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets	Of which strategic	Of which non-strategic
Private Banking & Wealth Management
Balance at beginning of period	78,753	2,822	26,136	550	108,261	102,407	5,854
Foreign exchange impact	(1,595)	(122)	0	0	(1,717)	(1,686)	(31)
Movements in risk levels	793	(88)	0	46	751	2,138	(1,387)
of which credit risk – book size [1]	(587)	–	–	–	–	–	–
of which credit risk – book quality [2]	1,380	–	–	–	–	–	–
Model and parameter updates [3]	19	2	0	0	21	21	0
Methodology and policy – external [5]	1,714	0	0	0	1,714	1,714	0
Balance at end of period	79,684	2,614	26,136	596	109,030	104,594	4,436
Investment Banking
Balance at beginning of period	95,521	31,428	32,277	589	159,815	149,849	9,966
Foreign exchange impact	(3,183)	(1,396)	0	0	(4,579)	(4,234)	(345)
Movements in risk levels	(630)	(868)	0	(40)	(1,538)	(893)	(645)
of which credit risk – book size [1]	710	–	–	–	–	–	–
of which credit risk – book quality [2]	(1,340)	–	–	–	–	–	–
Model and parameter updates [3]	(115)	546	0	0	431	639	(208)
Methodology and policy – internal [4]	1,225	(1,093)	0	0	132	150	(18)
Methodology and policy – external [5]	3,841	0	0	0	3,841	3,205	636
Balance at end of period	96,659	28,617	32,277	549	158,102	148,716	9,386
Corporate Center
Balance at beginning of period	18,389	218	0	4,727	23,334	23,334	–
Foreign exchange impact	(412)	(7)	0	0	(419)	(419)	–
Movements in risk levels	(1,553)	22	0	(93)	(1,624)	(1,624)	–
of which credit risk – book size [1]	(1,286)	–	–	–	–	–	–
of which credit risk – book quality [2]	(267)	–	–	–	–	–	–
Model and parameter updates [3]	91	0	0	0	91	91	–
Balance at end of period	16,515	233	0	4,634	21,382	21,382	–
Group
Balance at beginning of period	192,663	34,468	58,413	5,866	291,410	275,590	15,820
Foreign exchange impact	(5,190)	(1,525)	0	0	(6,715)	(6,339)	(376)
Movements in risk levels	(1,390)	(934)	0	(87)	(2,411)	(379)	(2,032)
of which credit risk – book size [1]	(1,163)	–	–	–	–	–	–
of which credit risk – book quality [2]	(227)	–	–	–	–	–	–
Model and parameter updates [3]	(5)	548	0	0	543	751	(208)
Methodology and policy – internal [4]	1,225	(1,093)	0	0	132	150	(18)
Methodology and policy – external [5]	5,555	0	0	0	5,555	4,919	636
Balance at end of period	192,858	31,464	58,413	5,779	288,514	274,692	13,822
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.

Look-through risk-weighted assets – Group
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
1Q15 (CHF million)
Strategic	104,594	148,716	15,963	269,273
Non-strategic	4,436	9,386	0	13,822
Total risk-weighted assets	109,030	158,102	15,963	283,095
4Q14 (CHF million)
Strategic	102,407	149,849	16,172	268,428
Non-strategic	5,854	9,966	0	15,820
Total risk-weighted assets	108,261	159,815	16,172	284,248
Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates would result in different numbers from those shown here. As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage amounts for 4Q14, which are presented to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been effective in Switzerland at such time. We have revised previously reported estimates of BIS leverage amounts for 4Q14 to take into account refinements in our calculation of BIS leverage amounts.
Credit Suisse is targeting a BIS leverage exposure of CHF 960–990 billion by the end of 2015, on a foreign exchange adjusted basis. The BIS leverage exposure target assumes constant US dollar/Swiss franc and euro/Swiss franc exchange rates equal to those at the end of 1Q15. The look-through leverage exposure was CHF 1,102.7 billion as of the end of 1Q15.
Leverage exposure components – Group
	Phase-in			Look-through
			% change			% change
end of	1Q15	4Q14	QoQ	1Q15	4Q14	QoQ
Leverage exposure (CHF million)
Balance sheet assets	904,390	921,462	(2)	904,390	921,462	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(19,299)	(18,896)	2	(25,220)	(26,797)	(6)
Derivative financial instruments	149,781	171,087	(12)	149,781	171,087	(12)
Securities financing transactions	(14,396)	(13,965)	3	(14,396)	(13,965)	3
Off-balance sheet	88,173	97,869	(10)	88,173	97,869	(10)
Total adjustments	204,259	236,095	(13)	198,338	228,194	(13)
Leverage exposure	1,108,649	1,157,557	(4)	1,102,728	1,149,656	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Look-through leverage exposure – Group
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
1Q15 (CHF million)
Strategic	385,691	629,380	36,007	1,051,078
Non-strategic	4,118	47,532	0	51,650
Leverage exposure	389,809	676,912	36,007	1,102,728
4Q14 (CHF million)
Strategic	365,177	689,957	31,830	1,086,964
Non-strategic	4,867	57,825	0	62,692
Leverage exposure	370,044	747,782	31,830	1,149,656
Leverage exposure components – Bank
	Phase-in
			% change
end of	1Q15	4Q14	QoQ
Leverage exposure (CHF million)
Balance sheet assets	888,121	904,849	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(19,855)	(21,049)	(6)
Derivative financial instruments	149,781	171,711	(13)
Securities financing transactions	(14,389)	(13,955)	3
Off-balance sheet	87,452	97,142	(10)
Total adjustments	202,989	233,849	(13)
Leverage exposure	1,091,110	1,138,698	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage ratios – Group
The tier 1 leverage ratio was 4.3% as of the end of 1Q15, with a CET1 component of 3.6%, reflecting a decrease in capital and a decrease in leverage exposure. On a look-through basis, the tier 1 leverage ratio was 3.6%, with a CET1 component of 2.6%. Credit Suisse is targeting a look-through BIS tier 1 leverage ratio of approximately 4.0% by the end of 2015, of which the CET1 component is approximately 3.0%.
BIS leverage ratios – Group
	Phase-in			Look-through
			% change			% change
end of	1Q15	4Q14	QoQ	1Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	39,746	43,322	(8)	28,251	28,576	(1)
Tier 1 capital	47,610	49,804	(4)	39,564	39,892	(1)
Leverage exposure (CHF million)
Leverage exposure	1,108,649	1,157,557	(4)	1,102,728	1,149,656	(4)
Leverage ratios (%)
CET1 leverage ratio	3.6	3.7	–	2.6	2.5	–
Tier 1 leverage ratio	4.3	4.3	–	3.6	3.5	–
BIS leverage ratios – Bank
	Phase-in
			% change
end of	1Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	37,979	40,853	(7)
Tier 1 capital	45,927	47,114	(3)
Leverage exposure (CHF million)
Leverage exposure	1,091,110	1,138,698	(4)
Leverage ratios (%)
CET1 leverage ratio	3.5	3.6	–
Tier 1 leverage ratio	4.2	4.1	–
Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
Swiss CET1 capital consists of BIS CET1 capital and certain Swiss regulatory adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 instruments and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
As of the end of 1Q15, our Swiss CET1 capital and Swiss total capital ratios were 13.7% and 19.9%, respectively, compared to the Swiss capital ratio phase-in requirements of 7.37% and 12.16%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 28.1 billion and our Swiss CET1 ratio was 9.9% as of the end of 1Q15. Our Swiss total eligible capital was CHF 46.2 billion and our Swiss total capital ratio was 16.2% as of the end of 1Q15, each on a look-through basis.

Swiss statistics – Group
	Phase-in				Look-through
				% change			% change
end of	1Q15		4Q14	QoQ	1Q15	4Q14	QoQ
Capital development (CHF million)
CET1 capital	39,746		43,322	(8)	28,251	28,576	(1)
Swiss regulatory adjustments [1]	(142)		(133)	7	(151)	(143)	6
Swiss CET1 capital	39,604		43,189	(8)	28,100	28,433	(1)
High-trigger capital instruments	8,875	[2]	8,893	0	8,875	8,893	0
Low-trigger capital instruments	9,177	[3]	9,406	(2)	9,177	9,406	(2)
Additional tier 1 and tier 2 instruments subject to phase-out	5,891		6,663	(12)	–	–	–
Deductions from additional tier 1 and tier 2 capital	(6,087)		(7,533)	(19)	–	–	–
Swiss total eligible capital	57,460		60,618	(5)	46,152	46,732	(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	288,514		291,410	(1)	283,095	284,248	0
Swiss regulatory adjustments [4]	951		1,058	(10)	951	1,057	(10)
Swiss risk-weighted assets	289,465		292,468	(1)	284,046	285,305	0
Swiss capital ratios (%)
Swiss CET1 ratio	13.7		14.8	–	9.9	10.0	–
Swiss total capital ratio	19.9		20.7	–	16.2	16.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.
Swiss statistics – Bank
	Phase-in
end of	1Q15		4Q14	% change
Capital development (CHF million)
CET1 capital	37,979		40,853	(7)
Swiss regulatory adjustments [1]	(114)		(111)	3
Swiss CET1 capital	37,865		40,742	(7)
High-trigger capital instruments	8,929	[2]	8,944	0
Low-trigger capital instruments	8,259	[3]	8,480	(3)
Additional tier 1 and tier 2 instruments subject to phase-out	5,897		6,669	(12)
Deductions from additional tier 1 and tier 2 capital	(5,093)		(6,835)	(25)
Swiss total eligible capital	55,857		58,000	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	280,811		282,994	(1)
Swiss regulatory adjustments [4]	945		1,048	(10)
Swiss risk-weighted assets	281,756		284,042	(1)
Swiss capital ratios (%)
Swiss CET1 ratio	13.4		14.3	–
Swiss total capital ratio	19.8		20.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 4.2 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	1Q15	Minimum component	Buffer component		Progressive component	Excess	1Q15
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	289.5	–	–		–	–	281.8
2015 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.5%	5.12%	[2]	2.54%	–	12.16%	4.5%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss total eligible capital (CHF billion)	13.0	14.8		7.3	–	35.2	12.7	14.4		7.1	–	34.3
Swiss capital coverage (CHF billion)
Swiss CET1 capital	13.0	8.3		–	18.3	39.6	12.7	8.1		–	17.1	37.9
High-trigger capital instruments	–	6.5		–	2.4	8.9	–	6.3		–	2.6	8.9
Low-trigger capital instruments	–	–		7.3	1.9	9.2	–	–		7.1	1.1	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.9	5.9	–	–		–	5.9	5.9
Deductions from additional tier 1 and tier 2 capital	–	–		–	(6.1)	(6.1)	–	–		–	(5.1)	(5.1)
Swiss total eligible capital	13.0	14.8		7.3	22.3	57.5	12.7	14.4		7.1	21.6	55.9
Swiss capital ratios (%)
Swiss total capital ratio	4.5%	5.12%		2.54%	7.7%	19.9%	4.5%	5.12%		2.54%	7.7%	19.8%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.
Swiss Leverage Metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q15	4Q14	QoQ	1Q15	4Q14	QoQ
Swiss leverage ratio (CHF million, except where indicated)
Swiss total eligible capital	57,460	60,618	(5)	46,152	46,732	(1)
Leverage exposure	1,108,649	1,157,557	(4)	1,102,728	1,149,656	(4)
Swiss leverage ratio (%)	5.2	5.2	–	4.2	4.1	–
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by leverage exposure.
As of the end of 1Q15, our Swiss leverage ratio was 5.2% compared to a requirement of 2.92%.
The Group’s look-through Swiss leverage ratio was 4.2% as of the end of 1Q15, compared to the current 4.09% requirement effective 2019, reflecting our progressive component requirement for 2015. Credit Suisse is targeting a look-through Swiss leverage ratio of approximately 4.5% by the end of 2015.

Swiss leverage metrics – Bank
	Phase-in
			% change
end of	1Q15	4Q14	QoQ
Swiss leverage ratio (CHF million, except where indicated)
Swiss total eligible capital	55,857	58,000	(4)
Leverage exposure	1,091,110	1,138,698	(4)
Swiss leverage ratio (%)	5.1	5.1	–
The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q15	Minimum component	Buffer component	Progressive component	Excess	1Q15
Exposure (CHF billion)
Leverage exposure	–	–	–	–	1,108.6	–	–	–	–	1,091.1
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss leverage (CHF billion)	12.0	13.6	6.7	–	32.3	11.8	13.4	6.6	–	31.8
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.0	7.6	–	20.0	39.6	11.8	7.5	–	18.6	37.9
High-trigger capital instruments	–	6.0	–	2.9	8.9	–	5.9	–	3.0	8.9
Low-trigger capital instruments	–	–	6.7	2.4	9.2	–	–	6.6	1.6	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.9	5.9	–	–	–	5.9	5.9
Deductions from additional tier 1 and tier 2 capital	–	–	–	(6.1)	(6.1)	–	–	–	(5.1)	(5.1)
Swiss total eligible capital	12.0	13.6	6.7	25.1	57.5	11.8	13.4	6.6	24.0	55.9
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	2.26%	5.18%	1.08%	1.23%	0.61%	2.20%	5.12%
Rounding differences may occur.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to https://www.credit-suisse.com/regulatorydisclosures for additional information.

shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 43.4 billion as of the end of 1Q15 compared to CHF 44.0 billion as of the end of 4Q14. Total shareholders’ equity was impacted by foreign exchange-related movements on cumulative translation adjustments and transactions relating to the future settlement of share-based compensation awards. These movements were partially offset by net income and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
End of	1Q15	4Q14	QoQ
Shareholders' equity (CHF million)
Common shares	64	64	0
Additional paid-in capital	27,589	27,007	2
Retained earnings	33,137	32,083	3
Treasury shares, at cost	(1,008)	(192)	425
Accumulated other comprehensive income/(loss)	(16,386)	(15,003)	9
Total shareholders' equity	43,396	43,959	(1)
Goodwill	(8,504)	(8,644)	(2)
Other intangible assets	(220)	(249)	(12)
Tangible shareholders' equity [1]	34,672	35,066	(1)
Shares outstanding (million)
Common shares issued	1,607.2	1,607.2	0
Treasury shares	(43.7)	(7.7)	468
Shares outstanding	1,563.5	1,599.5	(2)
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Total book value per share	27.76	27.48	1
Goodwill per share	(5.44)	(5.40)	1
Other intangible assets per share	(0.14)	(0.16)	(13)
Tangible book value per share [1]	22.18	21.92	1
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q15, our economic risk capital increased 2%, overall position risk decreased 1%, average risk management VaR in US dollars increased 2% and gross impaired loans increased slightly to CHF 1.4 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Eurozone
During 1Q15, the Greek debt negotiations continued with the probability of a debt restructuring or default increasing, and there has also been some speculation about Greece leaving the eurozone.
Our direct credit risk exposures to Greek counterparties are not significant to our financial position; for further information, refer to the table “Selected European credit risk exposures”.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on economic risk capital and position risk.
Development of economic risk capital methodology
In 1Q15, there were no significant changes to the position risk methodology for risk management purposes.
For economic risk capital used for capital management purposes, we made the following enhancements in 1Q15:
– for operational risk, we enhanced the connection between the economic risk capital model and our internal approach for the regulatory capital calculation under the advanced measurement approach following the annual recalibration of the operational risk model. Furthermore, we recalibrated the correlation between operational risk and position risk; and
– for other risks, we amended our deferred share-based compensation awards model to implement a more dynamic assessment of the economic benefit that may result from covering our structural short obligations to deliver own shares through market purchases in the case of falling market prices.
The net impact of all methodology changes on economic risk capital for the Group as of the end of 4Q14 was a net increase of CHF 940 million, or 2.8%.
Available economic capital trends
As of the end of 1Q15, our available economic capital for the Group was CHF 38.2 billion, down CHF 0.8 billion from the end of 4Q14. BIS look-through CET1 capital decreased CHF 0.3 billion, primarily from a reduction in shareholders’ equity, mainly due to a negative foreign exchange impact and the share purchases for share-based compensation awards, partially offset by our net income for the period and an increase in the share-based compensation obligation. Economic adjustments decreased CHF 0.5 billion, mainly reflecting adjustments to the accounting measurement of our pension plan assets and liabilities from an economic view, driven by an increased difference in the discount rates applied.
Economic risk capital trends
In 1Q15, our economic risk capital increased 2% compared to the end of 4Q14. Excluding the US dollar translation impact, economic risk capital increased 3%, mainly due to the absence of a benefit from deferred share-based compensation awards in other risks associated with the share purchases for share-based compensation awards as of the end of 1Q15 compared to the end of 4Q14.

For Investment Banking, economic risk capital increased 1%. Excluding the US dollar translation impact, economic risk capital increased 3%, mainly due to the absence of a benefit from deferred share-based compensation awards in other risks as well as increased position risk in fixed income trading and in real estate & structured assets, largely offset by decreased position risk from international lending & counterparty exposures.
For Private Banking & Wealth Management and the Corporate Center, economic risk capital increased 3% and 1%, respectively, mainly due to the absence of a benefit from deferred share-based compensation awards in other risks.
Economic risk capital
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	28,251	28,576	27,858	(1)	1
Economic adjustments [1]	9,944	10,447	10,228	(5)	(3)
Available economic capital	38,195	39,023	38,086	(2)	0
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	21,348	21,652	19,166	(1)	11
Operational risk	6,391	6,391	6,096	0	5
Other risks [2]	6,950	6,092	6,588	14	5
Economic risk capital	34,689	34,135	31,850	2	9
Economic risk capital coverage ratio (%) [3]
Economic risk capital coverage ratio	110	114	120	–	–
Economic risk capital by division (CHF million)
Private Banking & Wealth Management	10,535	10,266	9,756	3	8
Investment Banking	22,145	21,876	19,913	1	11
Corporate Center [4]	2,030	2,014	2,202	1	(8)
Economic risk capital - Group [5]	34,689	34,135	31,850	2	9
Average economic risk capital by division (CHF million)
Private Banking & Wealth Management	10,401	10,210	9,798	2	6
Investment Banking	22,010	21,876	20,299	1	8
Corporate Center [4]	2,022	2,016	2,233	0	(9)
Average economic risk capital - Group [6]	34,412	34,081	32,310	1	7
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Ratio between available economic capital and economic risk capital.
4 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
5 Includes a diversification benefit of CHF 21 million, CHF 21 million and CHF 21 million as of the end of 1Q15, 4Q14 and 1Q14, respectively.
6 Includes a diversification benefit of CHF 21 million, CHF 21 million and CHF 20 million as of the end of 1Q15, 4Q14 and 1Q14, respectively.

Key position risk trends
Position risk for risk management purposes as of the end of 1Q15 decreased 1% compared to the end of 4Q14, mainly due to lower loan commitments and counterparty risk in Investment Banking for international lending & counterparty exposures. This decrease was mostly offset by increased risk in fixed income trading, mainly related to higher foreign exchange exposures in Latin America and higher credit spread exposures from loan-backed financing in Europe and the US.
Compared to the end of 1Q14, position risk for risk management purposes increased 12%. Excluding the US dollar translation impact, position risk increased 4%, mainly due to increased risk in fixed income trading, primarily related to higher credit spread exposures from loan-backed financing in Europe and the US and traded loans in the US, and higher risk in real estate & structured assets, primarily related to an increase in residential mortgage-backed securities (RMBS) exposures. These increases were partially offset by lower loan commitments and counterparty risk in Investment Banking for international lending & counterparty exposures.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Position risk
	end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Position risk (CHF million)
Fixed income trading [1]	1,688	1,120	1,050	51	61
Equity trading & investments	1,664	1,680	1,407	(1)	18
Private banking corporate & retail lending	2,467	2,505	2,338	(2)	6
International lending & counterparty exposures	5,569	5,979	5,419	(7)	3
Emerging markets country event risk	1,148	1,141	1,126	1	2
Real estate & structured assets [2]	2,620	2,551	1,991	3	32
Simple sum across risk categories	15,156	14,976	13,331	1	14
Diversification benefit [3]	(2,910)	(2,558)	(2,412)	14	21
Position risk (99% confidence level for risk management purposes)	12,246	12,418	10,919	(1)	12

Position risk (99.97% confidence level for capital management purposes)	21,348	21,652	19,166	(1)	11
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book primarily relate to our trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q15, we updated our VaR model to capture certain higher order risks in foreign exchange derivatives. In addition, we improved how we capture risk between government bonds and government bond futures. These risks were previously included in our risk not in VaR. The cumulative impact of these updates on our VaR measures was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
1Q15 (CHF million)
Average	15	36	9	2	20	(36)		46
Minimum	6	32	6	1	16	–	[1]	34
Maximum	22	40	15	3	24	–	[1]	56
End of period	17	37	13	1	24	(38)		54
4Q14 (CHF million)
Average	10	36	8	1	19	(29)		45
Minimum	7	33	6	0	16	–	[1]	36
Maximum	16	39	13	2	25	–	[1]	53
End of period	9	39	7	1	20	(29)		47
1Q14 (CHF million)
Average	13	31	10	3	19	(35)		41
Minimum	9	29	5	1	14	–	[1]	36
Maximum	17	33	17	4	24	–	[1]	46
End of period	14	31	9	2	15	(29)		42
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR (USD)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
1Q15 (USD million)
Average	16	38	10	2	21	(39)		48
Minimum	6	35	6	1	17	–	[1]	40
Maximum	23	40	16	3	26	–	[1]	57
End of period	18	38	13	1	25	(40)		55
4Q14 (USD million)
Average	10	37	9	1	20	(30)		47
Minimum	7	35	7	0	16	–	[1]	39
Maximum	16	41	14	2	26	–	[1]	54
End of period	9	40	7	1	20	(30)		47
1Q14 (USD million)
Average	14	35	12	3	21	(39)		46
Minimum	10	33	6	1	15	–	[1]	41
Maximum	19	37	19	5	27	–	[1]	52
End of period	16	35	10	2	17	(33)		47
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 2% to USD 48 million from 4Q14, driven by increased interest rate exposures, mainly reflecting a decrease in Swiss franc swap rates following the SNB action in January, mostly offset by increased portfolio diversification benefit. Compared to 1Q14, average risk management VaR increased 4%, mainly due to the increased interest rate exposures and higher credit spread exposures, which were driven by RMBS. These increases were partially offset by reduced exposures in foreign exchange options across currencies.
Period-end risk management VaR increased 17% to USD 55 million from 4Q14, mainly reflecting increased interest rate exposures in Europe and the US, increased equity exposures driven by US derivatives and higher foreign exchange exposures in Latin America, partially offset by increased portfolio diversification benefit. Compared to 1Q14, period-end risk management VaR increased 17%, mainly reflecting increased equity exposures across equity markets, higher credit spread exposures, which were driven by RMBS, and increased interest rate exposures in Asia, partially offset by increased portfolio diversification benefit.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q15 with those for 4Q14 and 1Q14. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 1Q15 and two trading loss days in 4Q14.

VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory capital purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenue. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. In 1Q15 and the 12-month period through 1Q15, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through 1Q15, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on VaR backtesting.

> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 3.7 million as of the end of 1Q15, compared to an increase of CHF 4.6 million as of the end of 4Q14.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division.
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on credit risk.
> Refer to “Credit risk review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on credit risk measures.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Credit risk
	end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Balance sheet (CHF million)
Gross loans	271,661	273,421	251,629	(1)	8
Loans held-for-sale	24,963	25,911	20,223	(4)	23
Traded loans	10,405	10,415	6,427	0	62
Derivative instruments [1]	38,422	39,551	32,432	(3)	18
Total balance sheet	345,451	349,298	310,711	(1)	11
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	115,919	120,290	103,332	(4)	12
Credit guarantees and similar instruments	4,111	4,086	4,286	1	(4)
Irrevocable commitments under documentary credits	4,373	4,734	5,090	(8)	(14)
Total off-balance sheet	124,403	129,110	112,708	(4)	10

Total credit risk	469,854	478,408	423,419	(2)	11
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client.

Loans
The following table provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division.
Loans
	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	1Q15		4Q14		1Q14		1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
Loans (CHF million)
Mortgages	98,901		98,802		95,700		0	0	0	98,901	98,802	95,700
Loans collateralized by securities	39,120		39,818		34,253		0	0	0	39,120	39,818	34,253
Consumer finance	4,251		4,094		5,530		229	229	253	4,480	4,323	5,783
Consumer	142,272		142,714		135,483		229	229	253	142,501	142,943	135,736
Real estate	27,307		27,261		26,302		1,947	1,937	1,018	29,254	29,198	27,320
Commercial and industrial loans	60,835		60,435		50,799		14,218	14,581	14,931	75,082	75,046	65,760
Financial institutions	6,695		7,271		7,987		14,234	15,072	11,485	20,929	22,343	19,472
Governments and public institutions	1,135		1,162		1,251		2,760	2,729	2,090	3,895	3,891	3,341
Corporate & institutional	95,972	[2]	96,129	[2]	86,339	[2]	33,159	34,319	29,524	129,160	130,478	115,893
Gross loans	238,244		238,843		221,822		33,388	34,548	29,777	271,661	273,421	251,629
of which held at fair value	240		243		227		21,674	22,670	19,753	21,914	22,913	19,980
Net (unearned income) / deferred expenses	(102)		(93)		(84)		(18)	(19)	(20)	(120)	(112)	(104)
Allowance for loan losses [3]	(632)		(626)		(719)		(130)	(127)	(143)	(767)	(758)	(866)
Net loans	237,510		238,124		221,019		33,240	34,402	29,614	270,774	272,551	250,659
Impaired loans (CHF million)
Non-performing loans	566		568		620		130	180	221	701	753	845
Non-interest-earning loans	275		279		283		0	0	0	275	279	283
Total non-performing and non-interest-earning loans	841		847		903		130	180	221	976	1,032	1,128
Restructured loans	175		168		29		68	3	0	243	171	29
Potential problem loans	172		152		339		32	35	3	204	187	342
Total other impaired loans	347		320		368		100	38	3	447	358	371
Gross impaired loans [3]	1,188		1,167		1,271		230	218	224	1,423	1,390	1,499
of which loans with a specific allowance	1,067		1,080		1,180		224	212	217	1,296	1,297	1,401
of which loans without a specific allowance	121		87		91		6	6	7	127	93	98
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	626		646		715		127	161	151	758	811	869
Net movements recognized in statements of operations	33		44		31		(2)	21	(2)	31	66	30
Gross write-offs	(25)		(73)		(33)		0	(62)	(13)	(25)	(135)	(46)
Recoveries	7		3		6		2	1	4	9	4	10
Net write-offs	(18)		(70)		(27)		2	(61)	(9)	(16)	(131)	(36)
Provisions for interest	1		2		2		8	4	3	9	6	5
Foreign currency translation impact and other adjustments, net	(10)		4		(2)		(5)	2	0	(15)	6	(2)
Balance at end of period [3]	632		626		719		130	127	143	767	758	866
of which individually evaluated for impairment	459		454		546		86	81	103	550	540	653
of which collectively evaluated for impairment	173		172		173		44	46	40	217	218	213
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.4		0.4		1.1	1.5	2.2	0.4	0.4	0.5
Gross impaired loans / Gross loans [4]	0.5		0.5		0.6		2.0	1.8	2.2	0.6	0.6	0.6
Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	75.1		73.9		79.6		100.0	70.6	64.7	78.6	73.4	76.8
Allowance for loan losses / Gross impaired loans [3]	53.2		53.6		56.6		56.5	58.3	63.8	53.9	54.5	57.8
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 77,945 million, CHF 78,962 million and CHF 70,566 million as of the end of 1Q15, 4Q14 and 1Q14, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
4 Excludes loans carried at fair value.

Compared to the end of 4Q14, gross loans decreased CHF 1.8 billion, or 1%, to CHF 271.7 billion as of the end of 1Q15. In Private Banking & Wealth Management, gross loans decreased CHF 0.6 billion to CHF 238.2 billion as a decrease from the foreign exchange translation impact, particularly from the euro and the US dollar, was largely offset by higher lending. In Investment Banking, a slight decrease of CHF 1.2 billion to CHF 33.4 billion was mainly related to the US dollar translation impact and lower loans to financial institutions.
Compared to the end of 1Q14, gross loans increased CHF 20.0 billion, or 8%. An increase of CHF 16.4 billion, or 7%, in Private Banking & Wealth Management was primarily due to higher commercial and industrial loans, increased loans collateralized by securities, higher residential mortgages and the US dollar translation impact, partially offset by a decrease in loans to financial institutions, consumer finance and the euro translation impact. In Investment Banking, an increase of CHF 3.6 billion, or 12%, was driven by the US dollar translation impact and higher loans to financial institutions and to the real estate sector, partially offset by a decrease in commercial and industrial loans.
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited for further information on loans.
Impaired loans
Compared to the end of 4Q14, gross impaired loans increased slightly to CHF 1.4 billion as of the end of 1Q15. In Private Banking & Wealth Management, gross impaired loans increased CHF 21 million to CHF 1,188 million primarily driven by new potential problem loans, partially offset by write-offs and repayments. In Investment Banking, gross impaired loans increased CHF 12 million to CHF 230 million, driven by a new non-performing loan exposure; an increase in restructured loans reflected the restructuring of a non-performing loan exposure.
Compared to the end of 1Q14, gross impaired loans decreased 5%. In Private Banking & Wealth Management, a decrease of CHF 83 million was driven by decreases in potential problem and non-performing loans, mainly due to write-offs and repayments; a portion of the decreases in potential problem and non-performing loans also reflected the restructuring of loans. In Investment Banking, a slight increase of CHF 6 million was driven by the US dollar translation impact, largely offset by write-offs and repayments; a portion of the decrease in non-performing loans reflected the restructuring of a loan exposure in 1Q15.
> Refer to “Impaired loans” in III – Condensed consolidated financial statements – unaudited – Note 16 – Loans, allowance for loan losses and credit quality for information on impaired loans.
Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 1Q15 was CHF 30 million, compared to a net provision of CHF 75 million in 4Q14. In Private Banking & Wealth Management, the net provision for credit losses in 1Q15 was CHF 29 million, compared to CHF 42 million in 4Q14, and in Investment Banking, the net provision for credit losses in 1Q15 was CHF 1 million, compared to CHF 30 million in 4Q14.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Portugal and Spain as of the end of 1Q15 was EUR 4.8 billion, up from EUR 4.7 billion as of the end of 4Q14. Our net exposure to these sovereigns was EUR 0.9 billion, up from EUR 0.5 billion as of the end of 4Q14. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 1Q15 included net exposure to financial institutions of EUR 3.4 billion and to corporates and other counterparties of EUR 1.4 billion, compared to EUR 2.9 billion and EUR 1.2 billion, respectively, as of the end of 4Q14.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on the presentation of selected European credit risk exposures.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 1Q15		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereign	0.5	0.0	0.4		0.1	0.0		(0.2)		0.5	0.1
Corporates & other	0.1	0.0	0.0		0.1	0.0		0.0		0.1	0.1
Total	0.6	0.0	0.4		0.2	0.0		(0.2)		0.6	0.2
Cyprus (EUR billion)
Corporates & other	0.9	0.0	0.9		0.0	0.0		0.0		0.9	0.0
Total	0.9	0.0	0.9		0.0	0.0		0.0		0.9	0.0
Greece (EUR billion)
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.9	0.0	0.9		0.0	0.0		0.0		0.9	0.0
Total	1.0	0.0	1.0		0.0	0.0		0.0		1.0	0.0
Ireland (EUR billion)
Financial institutions	1.8	0.0	0.5		1.3	0.3		0.0		2.1	1.6
Corporates & other	1.2	0.1	0.9		0.2	0.0		(0.1)		1.2	0.2
Total	3.0	0.1	1.4		1.5	0.3		(0.1)		3.3	1.8
Italy (EUR billion)
Sovereign	4.1	3.3	0.2		0.6	0.1		(0.2)		4.2	0.7
Financial institutions	1.7	0.0	1.0		0.7	0.2		0.1		1.9	0.9
Corporates & other	2.9	0.2	2.2		0.5	0.1		(0.2)		3.0	0.6
Total	8.7	3.5	3.4		1.8	0.4		(0.3)		9.1	2.2
Portugal (EUR billion)
Sovereign	0.0	0.0	0.0		0.0	0.0		(0.1)		0.0	0.0
Financial institutions	0.2	0.0	0.2		0.0	0.1		0.0		0.3	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.2		(0.1)		0.5	0.2
Spain (EUR billion)
Sovereign	0.0	0.0	0.0		0.0	0.1		0.0		0.1	0.1
Financial institutions	1.1	0.0	0.8		0.3	0.5		0.0		1.6	0.8
Corporates & other	1.7	0.1	1.3		0.3	0.1		(0.1)		1.8	0.4
Total	2.8	0.1	2.1		0.6	0.7		(0.1)		3.5	1.3
Total (EUR billion)
Sovereign	4.6	3.3	0.6		0.7	0.2		(0.5)		4.8	0.9
Financial institutions	4.9	0.0	2.6		2.3	1.1		0.1		6.0	3.4
Corporates & other	7.8	0.4	6.3		1.1	0.3		(0.4)		8.1	1.4
Total	17.3	3.7	9.5		4.1	1.6		(0.8)		18.9	5.7
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.
Sovereign debt rating developments
In 1Q15, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s lowered Greece’s rating from B to B–. Fitch lowered Greece’s rating from B to CCC. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Balance sheet and off-balance sheet
Total assets were CHF 904.4 billion, total liabilities were CHF 860.1 billion and total equity was CHF 44.3 billion. Both total assets and total liabilities were down 2% for the quarter, primarily due to the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet summary
	end of			% change
	1Q15	4Q14	1Q14	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	87,913	79,349	65,972	11	33	33
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	144,859	163,208	162,890	(11)	(11)	(11)
Trading assets	235,564	241,131	237,069	(2)	(1)	(1)
Net loans	270,774	272,551	250,659	(1)	8	8
Brokerage receivables	45,383	41,629	49,353	9	(8)	(8)
All other assets	119,897	123,594	112,147	(3)	7	7
Total assets	904,390	921,462	878,090	(2)	3	3
Liabilities and equity (CHF million)
Due to banks	27,262	26,009	24,211	5	13	13
Customer deposits	365,007	369,058	348,450	(1)	5	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	66,140	70,119	88,675	(6)	(25)	(25)
Trading liabilities	69,757	72,655	73,029	(4)	(4)	(4)
Long-term debt	175,678	177,898	132,434	(1)	33	33
Brokerage payables	55,229	56,977	70,250	(3)	(21)	(21)
All other liabilities	101,032	103,745	96,759	(3)	4	4
Total liabilities	860,105	876,461	833,808	(2)	3	3
Total shareholders' equity	43,396	43,959	43,230	(1)	0	0
Noncontrolling interests	889	1,042	1,052	(15)	(15)	(15)
Total equity	44,285	45,001	44,282	(2)	0	0

Total liabilities and equity	904,390	921,462	878,090	(2)	3	3

Balance sheet
Total assets were CHF 904.4 billion as of the end of 1Q15, down CHF 17.1 billion, or 2%, from the end of 4Q14, reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets were stable.
Compared to the end of 4Q14, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 18.3 billion, or 11%, mainly driven by a decrease in reverse repurchase transactions with customers, a decrease in reverse repurchase balances with customers, a decrease in cash collateral to banks and the foreign exchange translation impact. Trading assets decreased CHF 5.6 billion, or 2%, mainly reflecting the foreign exchange translation impact. Net loans decreased CHF 1.8 billion, or 1%, primarily reflecting the foreign exchange translation impact and lower loans to financial institutions in Investment Banking, partially offset by higher lending in Private Banking & Wealth Management. Cash and due from banks increased CHF 8.6 billion, or 11%, mainly driven by higher cash balances with the SNB, partially offset by a decrease in cash balances with the Fed and the foreign exchange translation impact. Brokerage receivables increased CHF 3.8 billion, or 9%, mainly driven by an increase in open trades in cash equities and securitized products. All other assets decreased CHF 3.7 billion, or 3%, largely reflecting the foreign exchange translation impact.
Total liabilities were CHF 860.1 billion as of the end of 1Q15, down CHF 16.4 billion, or 2%, from the end of 4Q14, mainly reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 2.2 billion.
Compared to the end of 4Q14, customer deposits decreased CHF 4.1 billion, or 1%, mainly driven by the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 4.0 billion, or 6%, driven by a decrease in repurchase balances with customers and the foreign exchange translation impact. Trading liabilities decreased CHF 2.9 billion, or 4%, mainly reflecting the foreign exchange translation impact. Long-term debt decreased CHF 2.2 billion, or 1%, primarily driven by the foreign exchange translation impact and maturities of senior debt, partially offset by issuances of senior debt and structured notes. Brokerage payables were down by CHF 1.7 billion, or 3%, mainly reflecting the foreign exchange translation impact and lower margin lending payable balances. Due to banks increased CHF 1.3 billion, or 5%, mainly driven by an increase in time and demand deposits with banks. All other liabilities decreased CHF 2.7 billion, or 3%, largely reflecting the foreign exchange translation impact.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income and additional share information
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation
30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2015 and 2014 and the related condensed consolidated statements of operations, changes in equity and comprehensive income, and cash flows for the three-month periods ended March 31, 2015 and 2014. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Simon Ryder                Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
April 30, 2015

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q15	4Q14	1Q14
Consolidated statements of operations (CHF million)
Interest and dividend income	4,490	4,406	4,445
Interest expense	(2,338)	(2,280)	(2,267)
Net interest income	2,152	2,126	2,178
Commissions and fees	2,979	3,213	3,275
Trading revenues	1,390	287	638
Other revenues	126	746	738
Net revenues	6,647	6,372	6,829
Provision for credit losses	30	75	34
Compensation and benefits	2,976	2,621	2,993
General and administrative expenses	1,738	2,362	1,690
Commission expenses	392	422	369
Total other operating expenses	2,130	2,784	2,059
Total operating expenses	5,106	5,405	5,052
Income from continuing operations before taxes	1,511	892	1,743
Income tax expense	477	189	543
Income from continuing operations	1,034	703	1,200
Income/(loss) from discontinued operations, net of tax	0	(10)	15
Net income	1,034	693	1,215
Net income/(loss) attributable to noncontrolling interests	(20)	2	356
Net income/(loss) attributable to shareholders	1,054	691	859
of which from continuing operations	1,054	701	844
of which from discontinued operations	0	(10)	15
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	0.63	0.41	0.47
Basic earnings/(loss) per share from discontinued operations	0.00	(0.01)	0.01
Basic earnings per share	0.63	0.40	0.48
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	0.62	0.40	0.47
Diluted earnings/(loss) per share from discontinued operations	0.00	(0.01)	0.01
Diluted earnings per share	0.62	0.39	0.48
Consolidated statements of comprehensive income (unaudited)
in	1Q15	4Q14	1Q14
Comprehensive income (CHF million)
Net income	1,034	693	1,215
Gains/(losses) on cash flow hedges	8	(34)	17
Foreign currency translation	(1,493)	769	(273)
Unrealized gains/(losses) on securities	10	1	8
Actuarial gains/(losses)	89	(1,378)	35
Net prior service credit/(cost)	(21)	(21)	(20)
Other comprehensive income/(loss), net of tax	(1,407)	(663)	(233)
Comprehensive income/(loss)	(373)	30	982
Comprehensive income/(loss) attributable to noncontrolling interests	(44)	37	331
Comprehensive income/(loss) attributable to shareholders	(329)	(7)	651
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q15	4Q14	1Q14
Assets (CHF million)
Cash and due from banks	87,913	79,349	65,972
of which reported at fair value	406	304	404
of which reported from consolidated VIEs	1,231	1,493	737
Interest-bearing deposits with banks	1,117	1,244	1,728
of which reported at fair value	0	0	308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	144,859	163,208	162,890
of which reported at fair value	88,876	104,283	88,081
of which reported from consolidated VIEs	664	660	1,104
Securities received as collateral, at fair value	28,106	26,854	23,029
of which encumbered	26,658	25,220	18,184
Trading assets, at fair value	235,564	241,131	237,069
of which encumbered	75,157	77,583	72,288
of which reported from consolidated VIEs	3,930	4,261	3,492
Investment securities	3,052	2,791	3,320
of which reported at fair value	2,808	2,791	3,320
of which reported from consolidated VIEs	306	0	76
Other investments	7,881	8,613	7,806
of which reported at fair value	5,055	5,654	5,274
of which reported from consolidated VIEs	2,081	2,105	1,951
Net loans	270,774	272,551	250,659
of which reported at fair value	21,914	22,913	19,980
of which encumbered	138	192	702
of which reported from consolidated VIEs	242	245	2,047
allowance for loan losses	(767)	(758)	(866)
Premises and equipment	4,520	4,641	4,926
of which reported from consolidated VIEs	435	452	505
Goodwill	8,504	8,644	7,956
Other intangible assets	220	249	228
of which reported at fair value	67	70	55
Brokerage receivables	45,383	41,629	49,353
Other assets	66,497	70,558	62,405
of which reported at fair value	30,785	32,320	32,588
of which encumbered	278	250	610
of which reported from consolidated VIEs	15,648	16,134	13,711
Assets of discontinued operations held-for-sale	0	0	749
Total assets	904,390	921,462	878,090
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q15	4Q14	1Q14
Liabilities and equity (CHF million)
Due to banks	27,262	26,009	24,211
of which reported at fair value	575	823	1,270
Customer deposits	365,007	369,058	348,450
of which reported at fair value	3,605	3,261	3,170
of which reported from consolidated VIEs	2	3	233
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	66,140	70,119	88,675
of which reported at fair value	48,087	54,732	70,824
Obligation to return securities received as collateral, at fair value	28,106	26,854	23,029
Trading liabilities, at fair value	69,757	72,655	73,029
of which reported from consolidated VIEs	40	35	18
Short-term borrowings	27,577	25,921	24,181
of which reported at fair value	4,818	3,861	6,305
of which reported from consolidated VIEs	9,212	9,384	5,176
Long-term debt	175,678	177,898	132,434
of which reported at fair value	78,390	81,166	64,694
of which reported from consolidated VIEs	12,975	13,452	12,239
Brokerage payables	55,229	56,977	70,250
Other liabilities	45,349	50,970	48,768
of which reported at fair value	15,335	16,938	21,617
of which reported from consolidated VIEs	1,604	1,728	777
Liabilities of discontinued operations held-for-sale	0	0	781
Total liabilities	860,105	876,461	833,808
Common shares	64	64	64
Additional paid-in capital	27,589	27,007	28,406
Retained earnings	33,137	32,083	31,092
Treasury shares, at cost	(1,008)	(192)	(249)
Accumulated other comprehensive income/(loss)	(16,386)	(15,003)	(16,083)
Total shareholders' equity	43,396	43,959	43,230
Noncontrolling interests	889	1,042	1,052
Total equity	44,285	45,001	44,282

Total liabilities and equity	904,390	921,462	878,090
end of	1Q15	4Q14	1Q14
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,299,616,660	2,299,616,660	2,269,616,660
Common shares issued	1,607,168,947	1,607,168,947	1,596,119,349
Treasury shares	(43,695,094)	(7,666,658)	(8,866,124)
Shares outstanding	1,563,473,853	1,599,502,289	1,587,253,225
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
1Q15 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(122)	(122)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	15	15
Net income/(loss)	–	–		1,054	–	–	1,054	(20)	1,034
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,383)	(1,383)	(24)	(1,407)
Sale of treasury shares	–	(10)		–	1,833	–	1,823	–	1,823
Repurchase of treasury shares	–	–		–	(2,666)	–	(2,666)	–	(2,666)
Share-based compensation, net of tax	–	376	[3]	–	17	–	393	–	393
Financial instruments indexed to own shares [4]	–	216		–	–	–	216	–	216
Other	–	–		–	–	–	–	(2)	(2)
Balance at end of period	64	27,589		33,137	(1,008)	(16,386)	43,396	889	44,285
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 2 million from the excess fair value of shares delivered over recognized compensation expense.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
4Q14 (CHF million)
Balance at beginning of period	64	26,851	31,417	(163)	(14,305)	43,864	1,087	44,951
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(76)	(76)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	4	4
Net income/(loss)	–	–	691	–	–	691	2	693
Total other comprehensive income/(loss), net of tax	–	–	–	–	(698)	(698)	35	(663)
Sale of treasury shares	–	(7)	–	2,252	–	2,245	–	2,245
Repurchase of treasury shares	–	–	–	(2,291)	–	(2,291)	–	(2,291)
Share-based compensation, net of tax	–	339	–	10	–	349	–	349
Financial instruments indexed to own shares	–	(171)	–	–	–	(171)	–	(171)
Dividends paid	–	–	(25)	–	–	(25)	–	(25)
Change in scope of consolidation, net	–	–	–	–	–	–	(14)	(14)
Other	–	(5)	–	–	–	(5)	4	(1)
Balance at end of period	64	27,007	32,083	(192)	(15,003)	43,959	1,042	45,001
1Q14 (CHF million)
Balance at beginning of period	64	27,853	30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	238	–	–	–	238	(1,812)	(1,574)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	21	21
Net income/(loss)	–	–	859	–	–	859	356	1,215
Total other comprehensive income/(loss), net of tax	–	–	–	–	(208)	(208)	(25)	(233)
Sale of treasury shares	–	3	–	1,896	–	1,899	–	1,899
Repurchase of treasury shares	–	–	–	(2,025)	–	(2,025)	–	(2,025)
Share-based compensation, net of tax	–	311	–	19	–	330	–	330
Dividends paid	–	–	(28)	–	–	(28)	(17)	(45)
Changes in redeemable noncontrolling interests	–	2	–	–	–	2	–	2
Change in scope of consolidation, net	–	–	–	–	–	–	(2,473)	(2,473)
Other	–	(1)	–	–	–	(1)	–	(1)
Balance at end of period	64	28,406	31,092	(249)	(16,083)	43,230	1,052	44,282
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q15	1Q14
Operating activities of continuing operations (CHF million)
Net income	1,034	1,215
(Income)/loss from discontinued operations, net of tax	0	(15)
Income from continuing operations	1,034	1,200
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	270	300
Provision for credit losses	30	34
Deferred tax provision/(benefit)	221	401
Share of net income/(loss) from equity method investments	(6)	128
Trading assets and liabilities, net	(4,495)	(11,698)
(Increase)/decrease in other assets	(6,285)	(1,538)
Increase/(decrease) in other liabilities	(1,072)	(1,530)
Other, net	397	267
Total adjustments	(10,940)	(13,636)
Net cash provided by/(used in) operating activities of continuing operations	(9,906)	(12,436)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	116	(213)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,154	(3,710)
Purchase of investment securities	(264)	(430)
Proceeds from sale of investment securities	6	27
Maturities of investment securities	54	70
Investments in subsidiaries and other investments	(106)	(316)
Proceeds from sale of other investments	496	504
(Increase)/decrease in loans	(1,238)	(5,189)
Proceeds from sales of loans	302	511
Capital expenditures for premises and equipment and other intangible assets	(193)	(200)
Other, net	110	96
Net cash provided by/(used in) investing activities of continuing operations	13,437	(8,850)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q15	1Q14
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	1,637	17,329
Increase/(decrease) in short-term borrowings	2,138	4,086
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,560)	(4,716)
Issuances of long-term debt	21,824	14,689
Repayments of long-term debt	(16,354)	(12,079)
Sale of treasury shares	1,823	1,899
Repurchase of treasury shares	(2,666)	(2,025)
Dividends paid	0	(45)
Excess tax benefits related to share-based compensation	1	0
Other, net	567	(850)
Net cash provided by/(used in) financing activities of continuing operations	6,410	18,288
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,377)	507
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(229)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	8,564	(2,720)

Cash and due from banks at beginning of period	79,349	68,692
Cash and due from banks at end of period	87,913	65,972
Supplemental cash flow information (unaudited)
in	1Q15	1Q14
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	317	369
Cash paid for interest	3,112	2,649
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	3	14
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	8
Liabilities sold	0	1
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2014 included in the Credit Suisse Annual Report 2014.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q14 consolidated statements of operations and comprehensive income, the 1Q14 consolidated balance sheets and the 4Q14 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for a description of accounting standards adopted in 2014.
ASC Topic 205 – Presentation of Financial Statements
ASC Topic 360 – Property, Plant, and Equipment
In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), an update to ASC Topic 205 – Presentation of Financial Statements and ASC Topic 360 – Property, Plant, and Equipment. The amendments in ASU 2014-08 change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. The adoption of ASU 2014-08 on January 1, 2015 did not have an impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 310 – Receivables
In January 2014, the FASB issued ASU 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” (ASU 2014-04), an update to ASC Topic 310 – Receivables. The amendments require interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The adoption of ASU 2014-04 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure” (ASU 2014-14), an update to ASC Topic 310 – Receivables. ASU 2014-14 requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if certain conditions are met and provides guidance for the measurement of the separate other receivable. The adoption of ASU 2014-14 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to ASC Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. The adoption of ASU 2014-11 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.

Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, there will be no impact of the adoption of ASU 2014-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 225 – Income Statement
In January 2015, the FASB issued ASU 2015-01, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (ASU 2015-01), an update to ASC Topic 225 – Income Statement. The amendments eliminate from US GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. ASU 2015-01 is effective for interim and annual periods beginning after December 15, 2015. An entity has the option to adopt the changes earlier provided that the guidance is applied from the beginning of the fiscal year of adoption. The Group is currently evaluating the impact of the adoption of ASU 2015-01 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-02 on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIEs guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. ASU 2014-13 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual period. The Group is currently evaluating the impact of the adoption of ASU 2014-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging.

The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. ASU 2014-16 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual or interim period. The Group is currently evaluating the impact of the adoption of ASU 2014-16 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest” (ASU 2015-03), an update to ASC Topic 835 – Interest. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on the Group’s financial position, results of operations and cash flows.
3 Business developments
There were no significant acquisitions or divestitures in 1Q15.
4 Discontinued operations
There were no discontinued operations in 1Q15.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Assets held-for-sale
end of	1Q14
German private banking business (CHF million)
Cash	234
Loans	507
Other assets	8
Total assets held-for-sale	749
Group (CHF million)
Total assets held-for-sale	749
Liabilities held-for-sale
end of	1Q14
German private banking business (CHF million)
Deposits	740
Other liabilities	41
Total liabilities held-for-sale	781
Group (CHF million)
Total liabilities held-for-sale	781
For the operations discontinued in 2014, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	4Q14	1Q14
Operations-related (CHF million)
Net revenues	0	12
of which German private banking business	0	8
of which CFIG	–	0
Operating expenses	0	16
of which German private banking business	0	14
of which CFIG	–	0
Income tax expense/(benefit)	0	1
of which German private banking business	0	0
of which CFIG	–	0
Income/(loss), net of tax	0	(5)
of which German private banking business	0	(6)
of which CFIG	–	0
Transaction-related (CHF million)
Gain on disposal	–	91
of which CFIG	–	91
Operating expenses	10	32
of which German private banking business	10	26
of which CFIG	–	0
Income tax expense/(benefit)	0	39
of which CFIG	–	42
Income/(loss), net of tax	(10)	20
of which German private banking business	(10)	(26)
of which CFIG	–	49
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	(10)	15
of which German private banking business	(10)	(32)
of which CFIG	–	49

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
Beginning in 2Q14, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by the Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on total assets.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on segment information, revenue sharing and cost allocation, funding and taxes.
Net revenues and income before taxes
in	1Q15	4Q14	1Q14
Net revenues (CHF million)
Private Banking & Wealth Management	2,972	3,226	3,240
Investment Banking	3,583	2,454	3,416
Corporate Center	118	696	(187)
Noncontrolling interests without SEI	(26)	(4)	360
Net revenues	6,647	6,372	6,829
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	834	882	1,012
Investment Banking	945	(265)	827
Corporate Center	(241)	284	(439)
Noncontrolling interests without SEI	(27)	(9)	343
Income/(loss) from continuing operations before taxes	1,511	892	1,743
Total assets
end of	1Q15	4Q14	1Q14
Total assets (CHF million)
Private Banking & Wealth Management	366,391	345,949	324,084
Investment Banking	489,202	529,044	521,495
Corporate Center	47,797	45,248	31,220
Noncontrolling interests without SEI	1,000	1,221	1,291
Total assets	904,390	921,462	878,090

6 Net interest income
in	1Q15	4Q14	1Q14
Net interest income (CHF million)
Loans	1,317	1,353	1,226
Investment securities	13	8	11
Trading assets	1,953	1,830	2,168
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	650	642	561
Other	557	573	479
Interest and dividend income	4,490	4,406	4,445
Deposits	(255)	(293)	(236)
Short-term borrowings	(34)	(29)	(22)
Trading liabilities	(795)	(710)	(761)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(315)	(277)	(261)
Long-term debt	(886)	(900)	(927)
Other	(53)	(71)	(60)
Interest expense	(2,338)	(2,280)	(2,267)
Net interest income	2,152	2,126	2,178
7 Commissions and fees
in	1Q15	4Q14	1Q14
Commissions and fees (CHF million)
Lending business	300	346	434
Investment and portfolio management	833	987	934
Other securities business	22	24	23
Fiduciary business	855	1,011	957
Underwriting	445	380	460
Brokerage	1,008	951	973
Underwriting and brokerage	1,453	1,331	1,433
Other services	371	525	451
Commissions and fees	2,979	3,213	3,275
8 Trading revenues
in	1Q15	4Q14	1Q14
Trading revenues (CHF million)
Interest rate products	2,594	217	1,250
Foreign exchange products	(853)	(975)	(1,014)
Equity/index-related products	(159)	471	176
Credit products	(349)	603	40
Commodity, emission and energy products	(10)	(165)	63
Other products	167	136	123
Trading revenues	1,390	287	638
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on trading revenues and managing trading risks.

9 Other revenues
in	1Q15	4Q14	1Q14
Other revenues (CHF million)
Noncontrolling interests without SEI	(28)	15	358
Loans held-for-sale	(8)	(2)	1
Long-lived assets held-for-sale	2	378	28
Equity method investments	46	94	61
Other investments	(72)	40	110
Other	186	221	180
Other revenues	126	746	738
10 Provision for credit losses
in	1Q15	4Q14	1Q14
Provision for credit losses (CHF million)
Provision for loan losses	31	66	30
Provision for lending-related and other exposures	(1)	9	4
Provision for credit losses	30	75	34
11 Compensation and benefits
in	1Q15	4Q14	1Q14
Compensation and benefits (CHF million)
Salaries and variable compensation	2,617	2,266	2,653
Social security	191	157	188
Other [1]	168	198	152
Compensation and benefits [2]	2,976	2,621	2,993
1 Includes pension and other post-retirement expense of CHF 90 million, CHF 114 million and CHF 84 million in 1Q15, 4Q14 and 1Q14, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 49 million, CHF 160 million and CHF 24 million in 1Q15, 4Q14 and 1Q14, respectively.
12 General and administrative expenses
in	1Q15	4Q14	1Q14
General and administrative expenses (CHF million)
Occupancy expenses	243	325	273
IT, machinery, etc.	316	402	341
Provisions and losses	73	464	111
Travel and entertainment	89	96	81
Professional services	632	738	526
Amortization and impairment of other intangible assets	6	7	5
Other	379	330	353
General and administrative expenses	1,738	2,362	1,690

13 Earnings per share
in	1Q15	4Q14	1Q14
Basic net income attributable to shareholders (CHF million)
Income from continuing operations	1,054	701	844
Income/(loss) from discontinued operations, net of tax	0	(10)	15
Net income attributable to shareholders	1,054	691	859
Preferred securities dividends	–	(25)	(28)
Net income attributable to shareholders for basic earnings per share	1,054	666	831
Available for common shares	1,028	641	785
Available for unvested share-based payment awards	26	25	46
Diluted net income attributable to shareholders (CHF million)
Net income attributable to shareholders for diluted earnings per share	1,054	666	831
Available for common shares	1,028	642	785
Available for unvested share-based payment awards	26	24	46
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,621.5	1,610.6	1,621.2
Dilutive share options and warrants	1.0	0.8	1.4
Dilutive share awards	30.8	25.5	5.2
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,653.3	1,636.9	1,627.8
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	41.3	62.2	95.5
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings per share from continuing operations	0.63	0.41	0.47
Basic earnings/(loss) per share from discontinued operations	0.00	(0.01)	0.01
Basic earnings per share available for common shares	0.63	0.40	0.48
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings per share from continuing operations	0.62	0.40	0.47
Diluted earnings/(loss) per share from discontinued operations	0.00	(0.01)	0.01
Diluted earnings per share available for common shares	0.62	0.39	0.48
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.2 million, 9.1 million and 9.1 million for 1Q15, 4Q14 and 1Q14, respectively.

14 Trading assets and liabilities
end of	1Q15	4Q14	1Q14
Trading assets (CHF million)
Debt securities	91,263	94,391	112,678
Equity securities	93,383	94,294	83,044
Derivative instruments [1]	36,833	38,012	30,538
Other	14,085	14,434	10,809
Trading assets	235,564	241,131	237,069
Trading liabilities (CHF million)
Short positions	33,133	35,784	40,647
Derivative instruments [1]	36,624	36,871	32,382
Trading liabilities	69,757	72,655	73,029
1 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	1Q15	4Q14	1Q14
Cash collateral – netted (CHF million) [1]
Cash collateral paid	41,223	33,404	24,735
Cash collateral received	32,292	28,147	19,425
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	11,399	10,905	7,058
Cash collateral received	15,887	17,043	11,984
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.
15 Investment securities
end of	1Q15	4Q14	1Q14
Investment securities (CHF million)
Securities held-to-maturity	244	0	0
Securities available-for-sale	2,808	2,791	3,320
Total investment securities	3,052	2,791	3,320
Investment securities by type
end of	1Q15				4Q14
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Residential mortgage-backed securities	244	0	0	244	0	0	0	0
Securities held-to-maturity	244	0	0	244	0	0	0	0
Debt securities issued by Swiss federal, cantonal or local governmental entities	275	23	0	298	286	18	0	304
Debt securities issued by foreign governments	1,775	46	1	1,820	2,020	47	1	2,066
Corporate debt securities	289	0	0	289	313	0	0	313
Residential mortgage-backed securities	278	0	0	278	0	0	0	0
Commercial mortgage-backed securities	28	0	0	28	0	0	0	0
Debt securities available-for-sale	2,645	69	1	2,713	2,619	65	1	2,683
Banks, trust and insurance companies	64	25	0	89	73	25	0	98
Industry and all other	6	0	0	6	10	0	0	10
Equity securities available-for-sale	70	25	0	95	83	25	0	108
Securities available-for-sale	2,715	94	1	2,808	2,702	90	1	2,791

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
1Q15 (CHF million)
Debt securities issued by foreign governments	49	1	0	0	49	1
Debt securities available-for-sale	49	1	0	0	49	1
4Q14 (CHF million)
Debt securities issued by foreign governments	49	1	0	0	49	1
Debt securities available-for-sale	49	1	0	0	49	1
No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	1Q15		1Q14
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	0	6	23	4
Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)
1Q15 (CHF million)
Due within 1 year	244	244	1.96	789	794	2.20
Due from 1 to 5 years	0	0	–	1,357	1,402	0.94
Due from 5 to 10 years	0	0	–	215	231	1.47
Due after 10 years	0	0	–	284	286	7.70
Total debt securities	244	244	1.96	2,645	2,713	2.09

16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on loans, allowance for loan losses, credit quality and impaired loans.
Loans
end of	1Q15	4Q14	1Q14
Loans (CHF million)
Mortgages	98,901	98,802	95,700
Loans collateralized by securities	39,120	39,818	34,253
Consumer finance	4,480	4,323	5,783
Consumer	142,501	142,943	135,736
Real estate	29,254	29,198	27,320
Commercial and industrial loans	75,082	75,046	65,760
Financial institutions	20,929	22,343	19,472
Governments and public institutions	3,895	3,891	3,341
Corporate & institutional	129,160	130,478	115,893
Gross loans	271,661	273,421	251,629
of which held at amortized cost	249,747	250,508	231,649
of which held at fair value	21,914	22,913	19,980
Net (unearned income)/deferred expenses	(120)	(112)	(104)
Allowance for loan losses	(767)	(758)	(866)
Net loans	270,774	272,551	250,659
Gross loans by location (CHF million)
Switzerland	156,720	155,767	153,766
Foreign	114,941	117,654	97,863
Gross loans	271,661	273,421	251,629
Impaired loan portfolio (CHF million)
Non-performing loans	701	753	845
Non-interest-earning loans	275	279	283
Total non-performing and non-interest-earning loans	976	1,032	1,128
Restructured loans	243	171	29
Potential problem loans	204	187	342
Total other impaired loans	447	358	371
Gross impaired loans	1,423	1,390	1,499

Allowance for loan losses by loan portfolio
	1Q15			4Q14			1Q14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	251	507	758	254	557	811	267	602	869
Net movements recognized in statements of operations	15	16	31	18	48	66	17	13	30
Gross write-offs	(21)	(4)	(25)	(25)	(110)	(135)	(26)	(20)	(46)
Recoveries	2	7	9	3	1	4	5	5	10
Net write-offs	(19)	3	(16)	(22)	(109)	(131)	(21)	(15)	(36)
Provisions for interest	1	8	9	0	6	6	1	4	5
Foreign currency translation impact and other adjustments, net	(3)	(12)	(15)	1	5	6	(1)	(1)	(2)
Balance at end of period	245	522	767	251	507	758	263	603	866
of which individually evaluated for impairment	198	352	550	202	338	540	213	440	653
of which collectively evaluated for impairment	47	170	217	49	169	218	50	163	213
Gross loans held at amortized cost (CHF million)
Balance at end of period	142,483	107,264	249,747	142,926	107,582	250,508	135,725	95,924	231,649
of which individually evaluated for impairment [1]	562	861	1,423	582	808	1,390	560	939	1,499
of which collectively evaluated for impairment	141,921	106,403	248,324	142,344	106,774	249,118	135,165	94,985	230,150
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	1Q15			4Q14			1Q14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	116	991	1,107	77	1,449	1,526	11	423	434
Reclassifications from loans held-for-sale [2]	0	123	123	0	105	105	0	23	23
Reclassifications to loans held-for-sale [3]	0	206	206	1,055	278	1,333	0	76	76
Sales [3]	0	80	80	0	36	36	0	53	53
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses detailed internal risk ratings which are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2014 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
1Q15 (CHF million)
Mortgages	83,140	15,567	194	98,901
Loans collateralized by securities	36,706	2,332	82	39,120
Consumer finance	1,806	2,427	229	4,462
Consumer	121,652	20,326	505	142,483
Real estate	21,208	6,863	68	28,139
Commercial and industrial loans	31,616	31,787	537	63,940
Financial institutions	10,944	2,726	137	13,807
Governments and public institutions	982	396	0	1,378
Corporate & institutional	64,750	41,772	742	107,264
Gross loans held at amortized cost	186,402	62,098	1,247	249,747
Value of collateral [1]	172,885	50,956	661	224,502
4Q14 (CHF million)
Mortgages	82,360	16,249	193	98,802
Loans collateralized by securities	37,426	2,306	86	39,818
Consumer finance	1,717	2,348	241	4,306
Consumer	121,503	20,903	520	142,926
Real estate	20,883	7,224	68	28,175
Commercial and industrial loans	31,362	31,473	541	63,376
Financial institutions	11,893	2,624	106	14,623
Governments and public institutions	992	416	0	1,408
Corporate & institutional	65,130	41,737	715	107,582
Gross loans held at amortized cost	186,633	62,640	1,235	250,508
Value of collateral [1]	174,338	50,631	650	225,619
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q15 (CHF million)
Mortgages	98,582	117	25	20	157	319	98,901
Loans collateralized by securities	38,779	256	2	1	82	341	39,120
Consumer finance	3,631	547	60	49	175	831	4,462
Consumer	140,992	920	87	70	414	1,491	142,483
Real estate	28,000	46	15	13	65	139	28,139
Commercial and industrial loans	62,875	646	47	117	255	1,065	63,940
Financial institutions	13,445	242	0	0	120	362	13,807
Governments and public institutions	1,376	2	0	0	0	2	1,378
Corporate & institutional	105,696	936	62	130	440	1,568	107,264
Gross loans held at amortized cost	246,688	1,856	149	200	854	3,059	249,747
4Q14 (CHF million)
Mortgages	98,519	99	14	9	161	283	98,802
Loans collateralized by securities	39,648	81	1	1	87	170	39,818
Consumer finance	3,784	231	60	46	185	522	4,306
Consumer	141,951	411	75	56	433	975	142,926
Real estate	28,084	24	1	4	62	91	28,175
Commercial and industrial loans	62,305	719	20	39	293	1,071	63,376
Financial institutions	14,459	41	0	0	123	164	14,623
Governments and public institutions	1,383	25	0	0	0	25	1,408
Corporate & institutional	106,231	809	21	43	478	1,351	107,582
Gross loans held at amortized cost	248,182	1,220	96	99	911	2,326	250,508
Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2014 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
1Q15 (CHF million)
Mortgages	177	23	200	4	42	46	246	[1]
Loans collateralized by securities	8	74	82	0	1	1	83
Consumer finance	213	15	228	0	5	5	233
Consumer	398	112	510	4	48	52	562
Real estate	56	20	76	0	11	11	87
Commercial and industrial loans	161	108	269	209	140	349	618
Financial institutions	86	35	121	30	5	35	156
Corporate & institutional	303	163	466	239	156	395	861
Gross impaired loans	701	275	976	243	204	447	1,423
4Q14 (CHF million)
Mortgages	189	19	208	4	39	43	251	[1]
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	225	17	242	0	1	1	243
Consumer	425	111	536	4	42	46	582
Real estate	50	16	66	0	9	9	75
Commercial and industrial loans	190	116	306	167	133	300	606
Financial institutions	88	36	124	0	3	3	127
Corporate & institutional	328	168	496	167	145	312	808
Gross impaired loans	753	279	1,032	171	187	358	1,390
1
As of the end of 1Q15 and 4Q14, CHF 88 million and CHF 80 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	1Q15			4Q14
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	185	173	25	205	194	27
Loans collateralized by securities	61	58	52	63	60	53
Consumer finance	225	207	121	236	217	122
Consumer	471	438	198	504	471	202
Real estate	71	67	7	68	64	7
Commercial and industrial loans	599	582	261	599	570	259
Financial institutions	155	149	84	126	120	72
Corporate & institutional	825	798	352	793	754	338
Gross impaired loans with a specific allowance	1,296	1,236	550	1,297	1,225	540
Mortgages	61	61	–	46	46	–
Loans collateralized by securities	22	22	–	25	25	–
Consumer finance	8	8	–	7	7	–
Consumer	91	91	–	78	78	–
Real estate	16	16	–	7	7	–
Commercial and industrial loans	19	18	–	7	7	–
Financial institutions	1	1	–	1	1	–
Corporate & institutional	36	35	–	15	15	–
Gross impaired loans without specific allowance	127	126	–	93	93	–
Gross impaired loans	1,423	1,362	550	1,390	1,318	540
of which consumer	562	529	198	582	549	202
of which corporate & institutional	861	833	352	808	769	338

Gross impaired loan detail (continued)
in	1Q15			4Q14			1Q14
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	180	0	0	201	0	0	200	0	0
Loans collateralized by securities	59	0	0	64	0	0	65	0	0
Consumer finance	230	0	0	240	0	0	228	0	0
Consumer	469	0	0	505	0	0	493	0	0
Real estate	65	0	0	64	0	0	80	0	0
Commercial and industrial loans	552	1	1	652	2	1	698	0	0
Financial institutions	137	1	1	126	0	0	129	0	0
Governments and public institutions	0	0	0	19	0	0	0	0	0
Corporate & institutional	754	2	2	861	2	1	907	0	0
Gross impaired loans with a specific allowance	1,223	2	2	1,366	2	1	1,400	0	0
Mortgages	50	0	0	54	0	0	20	0	0
Loans collateralized by securities	22	0	0	25	0	0	27	0	0
Consumer finance	7	0	0	17	0	0	18	0	0
Consumer	79	0	0	96	0	0	65	0	0
Real estate	8	0	0	8	0	0	6	0	0
Commercial and industrial loans	13	0	0	13	0	0	11	0	0
Financial institutions	1	0	0	0	0	0	0	0	0
Corporate & institutional	22	0	0	21	0	0	17	0	0
Gross impaired loans without specific allowance	101	0	0	117	0	0	82	0	0
Gross impaired loans	1,324	2	2	1,483	2	1	1,482	0	0
of which consumer	548	0	0	601	0	0	558	0	0
of which corporate & institutional	776	2	2	882	2	1	924	0	0
Restructured loans held at amortized cost
in	1Q15			4Q14			1Q14
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	0	0	0	1	4	4	0	0	0
Commercial and industrial loans	2	71	78	0	0	0	1	29	29
Total	2	71	78	1	4	4	1	29	29
In 1Q15, the loan modifications of the Group included interest rate reductions to rates lower than the current market rate for new loans with similar risk, extended repayment terms and added penalty interest.
In 1Q15, 4Q14 and 1Q14, the Group did not experience a default on any loan which had been restructured within the previous 12 months.

17 Other assets and other liabilities
end of	1Q15	4Q14	1Q14
Other assets (CHF million)
Cash collateral on derivative instruments	11,399	10,905	7,058
Cash collateral on non-derivative transactions	1,636	3,238	1,541
Derivative instruments used for hedging	1,589	1,539	1,894
Assets held-for-sale	25,491	26,544	20,615
of which loans [1]	24,963	25,911	20,223
of which real estate [2]	431	535	392
of which long-lived assets	97	98	0
Assets held for separate accounts	4,578	5,650	10,268
Interest and fees receivable	5,992	6,237	4,831
Deferred tax assets	5,768	6,077	5,683
Prepaid expenses	571	517	585
Failed purchases	2,870	3,138	2,542
Other	6,603	6,713	7,388
Other assets	66,497	70,558	62,405
Other liabilities (CHF million)
Cash collateral on derivative instruments	15,887	17,043	11,984
Cash collateral on non-derivative transactions	839	797	754
Derivative instruments used for hedging	381	469	512
Provisions	1,202	1,358	2,633
of which off-balance sheet risk	98	103	62
Liabilities held for separate accounts	4,578	5,650	10,268
Interest and fees payable	5,352	6,531	5,001
Current tax liabilities	723	821	841
Deferred tax liabilities	74	47	427
Failed sales	1,578	1,313	2,235
Other	14,735	16,941	14,113
Other liabilities	45,349	50,970	48,768
1
Included as of the end of 1Q15, 4Q14 and 1Q14 were CHF 1,325 million, CHF 1,103 million and CHF 1,590 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 62 million, CHF 226 million and CHF 565 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of the end of 1Q15, 4Q14 and 1Q14, real estate held-for-sale included foreclosed or repossessed real estate of CHF 62 million, CHF 169 million and CHF 230 million, respectively, of which CHF 1 million, CHF 2 million and CHF 7 million, respectively were related to residential real estate.

18 Long-term debt
Long-term debt
end of	1Q15	4Q14	1Q14
Long-term debt (CHF million)
Senior	137,867	139,267	99,050
Subordinated	24,836	25,179	21,145
Non-recourse liabilities from consolidated VIEs	12,975	13,452	12,239
Long-term debt	175,678	177,898	132,434
of which reported at fair value	78,390	81,166	64,694
of which structured notes	50,929	50,469	38,427
Structured notes by product
end of	1Q15	4Q14	1Q14
Structured notes (CHF million)
Equity	35,041	35,309	26,362
Fixed income	8,605	8,321	5,981
Credit	4,897	5,244	4,826
Other	2,386	1,595	1,258
Total structured notes	50,929	50,469	38,427

19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income/ (loss)
1Q15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	(15,003)
Increase/(decrease)	18	(1,471)	10	1	0	(1,442)
Increase/(decrease) due to equity method investments	(16)	0	0	0	0	(16)
Reclassification adjustments, included in net income	6	2	0	88	(21)	75
Total increase/(decrease)	8	(1,469)	10	89	(21)	(1,383)
Balance at end of period	(23)	(12,947)	74	(3,921)	431	(16,386)
4Q14 (CHF million)
Balance at beginning of period	3	(12,212)	63	(2,632)	473	(14,305)
Increase/(decrease)	(26)	734	0	(1,451)	1	(742)
Increase/(decrease) due to equity method investments	(8)	0	0	0	0	(8)
Reclassification adjustments, included in net income	0	0	1	73	(22)	52
Total increase/(decrease)	(34)	734	1	(1,378)	(21)	(698)
Balance at end of period	(31)	(11,478)	64	(4,010)	452	(15,003)
1Q14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	12	(248)	8	(3)	0	(231)
Increase/(decrease) due to equity method investments	8	0	0	0	0	8
Reclassification adjustments, included in net income	(3)	0	0	38	(20)	15
Total increase/(decrease)	17	(248)	8	35	(20)	(208)
Balance at end of period	6	(13,922)	60	(2,722)	495	(16,083)
Details on significant reclassification adjustments
in	1Q15	4Q14	1Q14
Reclassification adjustments, included in net income (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	112	93	50
Tax expense/(benefit)	(24)	(20)	(12)
Net of tax	88	73	38
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(28)	(30)	(25)
Tax expense	7	8	5
Net of tax	(21)	(22)	(20)
1 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q15		4Q14		1Q14
Common shares issued
Balance at beginning of period	1,607,168,947		1,607,168,947		1,596,119,349
Balance at end of period	1,607,168,947		1,607,168,947		1,596,119,349
Treasury shares
Balance at beginning of period	(7,666,658)		(6,355,450)		(5,183,154)
Sale of treasury shares	80,525,427		89,028,960		67,970,125
Repurchase of treasury shares	(117,313,038)		(90,750,504)		(72,306,505)
Share-based compensation	759,175		410,336		653,410
Balance at end of period	(43,695,094)		(7,666,658)		(8,866,124)
Common shares outstanding
Balance at end of period	1,563,473,853	[1]	1,599,502,289	[1]	1,587,253,225	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	1Q15		4Q14
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	195.7	188.4	257.7	250.0
OTC	213.9	211.5	213.6	210.4
Exchange-traded	0.4	0.1	0.1	0.0
Interest rate products	410.0	400.0	471.4	460.4
OTC	94.5	109.2	86.9	99.0
Exchange-traded	0.3	0.5	0.1	0.2
Foreign exchange products	94.8	109.7	87.0	99.2
OTC	13.8	15.5	14.8	15.0
Exchange-traded	14.0	14.8	12.4	14.0
Equity/index-related products	27.8	30.3	27.2	29.0
OTC-cleared	6.4	6.4	6.3	6.1
OTC	17.6	17.0	20.0	19.5
Credit derivatives	24.0	23.4	26.3	25.6
OTC	5.8	4.8	8.6	8.8
Exchange-traded	0.2	0.3	0.4	0.3
Other products	6.0	5.1	9.0	9.1
OTC-cleared	202.1	194.8	264.0	256.1
OTC	345.6	358.0	343.9	352.7
Exchange-traded	14.9	15.7	13.0	14.5
Total gross derivatives subject to enforceable master netting agreements	562.6	568.5	620.9	623.3
Offsetting (CHF billion)
OTC-cleared	(200.9)	(194.2)	(261.7)	(255.8)
OTC	(318.0)	(333.0)	(316.4)	(326.1)
Exchange-traded	(13.8)	(14.5)	(11.9)	(13.1)
Offsetting	(532.7)	(541.7)	(590.0)	(595.0)
of which counterparty netting	(500.4)	(500.4)	(561.6)	(561.6)
of which cash collateral netting	(32.3)	(41.3)	(28.4)	(33.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.2	0.6	2.3	0.3
OTC	27.6	25.0	27.5	26.6
Exchange-traded	1.1	1.2	1.1	1.4
Total net derivatives subject to enforceable master netting agreements	29.9	26.8	30.9	28.3
Total derivatives not subject to enforceable master netting agreements [1]	8.5	10.2	8.6	9.1
Total net derivatives presented in the consolidated balance sheets	38.4	37.0	39.5	37.4
of which recorded in trading assets and trading liabilities	36.8	36.6	38.0	36.9
of which recorded in other assets and other liabilities	1.6	0.4	1.5	0.5
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of March 31, 2015 and December 31, 2014. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	1Q15				4Q14
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	108.2	(31.6)	76.6		119.3	(28.0)	91.3
Securities borrowing transactions	27.0	(6.6)	20.4		27.8	(6.9)	20.9
Total subject to enforceable master netting agreements	135.2	(38.2)	97.0		147.1	(34.9)	112.2
Total not subject to enforceable master netting agreements [1]	47.9	–	47.9		51.0	–	51.0
Total	183.1	(38.2)	144.9	[2]	198.1	(34.9)	163.2	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 88,876 million and CHF 104,283 million of the total net amount as of the end of 1Q15 and 4Q14, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	1Q15				4Q14
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	70.3	(35.5)	34.8		69.9	(31.9)	38.0
Securities lending transactions	11.1	(2.7)	8.4		10.8	(3.0)	7.8
Obligation to return securities received as collateral, at fair value	20.4	0.0	20.4		18.8	0.0	18.8
Total subject to enforceable master netting agreements	101.8	(38.2)	63.6		99.5	(34.9)	64.6
Total not subject to enforceable master netting agreements [1]	30.6	–	30.6		32.4	–	32.4
Total	132.4	(38.2)	94.2		131.9	(34.9)	97.0
of which securities sold under repurchase agreements and securities lending transactions	104.3	(38.2)	66.1	[2]	105.0	(34.9)	70.1	[2]
of which obligation to return securities received as collateral, at fair value	28.1	0.0	28.1		26.9	0.0	26.9
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 48,087 million and CHF 54,732 million of the total net amount as of the end of 1Q15 and 4Q14, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	1Q15						4Q14
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	29.9	7.1		0.1		22.7	30.9	6.5		0.1		24.3
Securities purchased under resale agreements	76.6	76.6		0.0		0.0	91.3	91.3		0.0		0.0
Securities borrowing transactions	20.4	20.0		0.0		0.4	20.9	20.3		0.0		0.6
Total financial assets subject to enforceable master netting agreements	126.9	103.7		0.1		23.1	143.1	118.1		0.1		24.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	26.8	6.3		0.0		20.5	28.3	8.5		0.0		19.8
Securities sold under repurchase agreements	34.8	34.7		0.1		0.0	38.0	38.0		0.0		0.0
Securities lending transactions	8.4	8.2		0.0		0.2	7.8	7.6		0.0		0.2
Obligation to return securities received as collateral, at fair value	20.4	19.7		0.0		0.7	18.8	18.1		0.0		0.7
Total financial liabilities subject to enforceable master netting agreements	90.4	68.9		0.1		21.4	92.9	72.2		0.0		20.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

21 Tax
The income tax expense of CHF 477 million recorded in 1Q15 mainly reflected the impact of the geographical mix of results.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with ASC Topic 740 – Income Taxes – Interim Reporting.
The quarterly income tax expense includes the impact of the continuous re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2015, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.7 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
In April 2015, New York City enacted revisions to its tax laws resulting in a reduction in the statutory tax rate. This change in tax law will require a remeasurement and decrease of existing deferred tax assets arising from timing differences and is expected to result in an additional tax charge in 2Q15 of approximately USD 200 million (CHF 190 million).
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 53 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2010; Brazil – 2010; the UK – 2009; the US – 2006; and the Netherlands – 2005.
Effective tax rate
in	1Q15	4Q14	1Q14
Effective tax rate (%)	31.6	21.2	31.2
Tax expense reconciliation
in	1Q15
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	332
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	56
Changes in tax law and rates	10
Other non-deductible expenses	73
Changes in deferred tax valuation allowance	23
Lower taxed income	(51)
Income taxable to noncontrolling interests	11
Other	23
Income tax expense	477
Foreign tax rate differential
1Q15 included a foreign tax charge of CHF 56 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
1Q15 included the impact of non-deductible interest expenses of CHF 51 million, non-deductible bank levy costs and other non-deductible expenses of CHF 22 million.
Changes in deferred tax valuation allowance
1Q15 included the impact of the increase of valuation allowances of CHF 23 million mainly in respect of four of the Group’s operating entities, two in the UK, one in Switzerland and one in Asia, related to estimated current year earnings.
Lower taxed income
1Q15 included the impact of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 19 million, a CHF 15 million income tax benefit related to non-taxable life insurance income, CHF 11 million relating to non-taxable foreign exchange gains and various other smaller items totaling CHF 6 million.

Other
1Q15 included a tax charge from prior year adjustments of CHF 17 million and a tax charge of CHF 15 million relating to the increase of tax contingency accruals. The remaining balance included various smaller items.
Net deferred tax assets
end of	1Q15	4Q14
Net deferred tax assets (CHF million)
Deferred tax assets	5,768	6,077
of which net operating losses	1,384	1,814
of which deductible temporary differences	4,384	4,263
Deferred tax liabilities	(74)	(47)
Net deferred tax assets	5,694	6,030
22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Incentive Share Unit (ISU) awards and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q15 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q15	4Q14	1Q14
Deferred compensation expense (CHF million)
Share awards	237	230	250
Performance share awards	167	138	172
Contingent Capital Awards	121	22	96
Capital Opportunity Facility awards	4	4	1
Plus Bond awards [1]	6	11	10
2011 Partner Asset Facility awards [2]	1	(4)	11
Adjustable Performance Plan share awards [3]	0	0	1
Adjustable Performance Plan cash awards [3]	0	10	(2)
Restricted Cash Awards	10	22	23
2008 Partner Asset Facility awards [4]	12	6	22
Other cash awards	128	83	128
Discontinued operations	0	0	(3)
Total deferred compensation expense	686	522	709
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	1Q15
Estimated unrecognized compensation expense (CHF million)
Share awards	1,179
Performance share awards	565
Contingent Capital Awards	476
Capital Opportunity Facility awards	3
Plus Bond awards	3
Restricted Cash Awards	29
Other cash awards	210
Total	2,465

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
1Q15 activity
In 1Q15, the Group granted share awards, performance share awards and CCA as part of the 2014 deferred variable compensation. Expense recognition for these awards began in 1Q15 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 1Q15, the Group granted 42.1 million share awards at a weighted average share price of CHF 17.05. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period.
Performance share awards
In 1Q15, the Group granted 30.9 million performance share awards at a weighted average share price of CHF 16.94. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share awards, the outstanding performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative return on equity of the Group. Performance share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period.
Contingent Capital Awards
In 1Q15, the Group awarded CHF 360 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date.
Share-based award activity
	1Q15
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		ISU awards
Share-based award activities
Balance at beginning of period	77.1	48.2	7.3		0.6
Granted	42.1	30.9	0.3	[1]	0.0
Settled	(1.1)	0.0	0.0		0.0
Forfeited	(0.1)	0.0	0.0		0.0
Balance at end of period	118.0	79.1	7.6		0.6
of which vested	38.2	24.6	7.6		0.1
of which unvested	79.8	54.5	0.0		0.5
1 Represents additional units earned in 1Q15 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 408 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2015. As of the end of 1Q15, CHF 131 million of contributions had been made.
Components of total benefit costs
in	1Q15	4Q14	1Q14
Total benefit costs (CHF million)
Service costs on benefit obligation	79	66	69
Interest costs on benefit obligation	80	118	120
Expected return on plan assets	(195)	(181)	(181)
Amortization of recognized prior service cost/(credit)	(27)	(29)	(22)
Amortization of recognized actuarial losses	111	49	50
Net periodic benefit costs	48	23	36
Settlement losses/(gains)	1	44	0
Curtailment losses/(gains)	(1)	1	(3)
Special termination benefits	1	6	3
Total benefit costs	49	74	36

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	13,185.7	6.5	6.8	0.0	0.0	0.0
Swaps	20,646.9	326.5	319.7	57.4	2.5	1.6
Options bought and sold (OTC)	3,275.6	76.0	74.7	0.0	0.0	0.0
Futures	1,551.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	640.6	0.4	0.2	0.0	0.0	0.0
Interest rate products	39,300.6	409.4	401.4	57.4	2.5	1.6
Forwards	2,094.0	35.7	38.0	14.7	0.3	0.1
Swaps	1,277.4	41.3	55.1	0.0	0.0	0.0
Options bought and sold (OTC)	886.3	19.6	20.1	8.2	0.1	0.1
Futures	23.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	12.1	0.3	0.5	0.0	0.0	0.0
Foreign exchange products	4,293.2	96.9	113.7	22.9	0.4	0.2
Forwards	2.7	0.2	0.0	0.0	0.0	0.0
Swaps	292.7	5.8	7.3	0.0	0.0	0.0
Options bought and sold (OTC)	234.5	10.4	9.5	0.0	0.0	0.0
Futures	48.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	390.9	14.1	15.0	0.0	0.0	0.0
Equity/index-related products	969.7	30.5	31.8	0.0	0.0	0.0
Credit derivatives [2]	1,204.2	24.8	24.3	0.0	0.0	0.0
Forwards	14.5	0.6	0.7	0.0	0.0	0.0
Swaps	31.5	4.7	3.7	0.0	0.0	0.0
Options bought and sold (OTC)	30.7	1.1	1.0	0.0	0.0	0.0
Futures	13.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.9	0.2	0.3	0.0	0.0	0.0
Other products [3]	92.5	6.6	5.7	0.0	0.0	0.0
Total derivative instruments	45,860.2	568.2	576.9	80.3	2.9	1.8
The notional amount, PRV and NRV (trading and hedging) was CHF 45,940.5 billion, CHF 571.1 billion and CHF 578.7 billion, respectively, as of March 31, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,940.2	5.3	5.6	0.0	0.0	0.0
Swaps	26,379.0	398.6	391.9	51.1	2.6	1.3
Options bought and sold (OTC)	3,582.9	66.2	63.9	0.0	0.0	0.0
Futures	1,528.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	589.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,019.6	470.3	461.5	51.1	2.6	1.3
Forwards	2,132.9	32.2	33.4	14.2	0.0	0.3
Swaps	1,430.9	40.0	51.0	0.0	0.0	0.0
Options bought and sold (OTC)	1,008.4	17.2	17.7	9.5	0.0	0.1
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	7.9	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,603.4	89.5	102.3	23.7	0.0	0.4
Forwards	4.2	0.7	0.1	0.0	0.0	0.0
Swaps	289.3	6.2	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	236.8	10.8	9.9	0.0	0.0	0.0
Futures	46.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	370.9	12.7	14.3	0.0	0.0	0.0
Equity/index-related products	947.6	30.4	31.0	0.0	0.0	0.0
Credit derivatives [2]	1,287.5	27.0	26.2	0.0	0.0	0.0
Forwards	17.8	0.9	0.9	0.0	0.0	0.0
Swaps	44.4	6.7	6.6	0.0	0.0	0.0
Options bought and sold (OTC)	44.6	1.7	1.8	0.0	0.0	0.0
Futures	13.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.4	0.4	0.0	0.0	0.0
Other products [3]	122.2	9.7	9.7	0.0	0.0	0.0
Total derivative instruments	50,980.3	626.9	630.7	74.8	2.6	1.7
The notional amount, PRV and NRV (trading and hedging) was CHF 51,055.1 billion, CHF 629.5 billion and CHF 632.4 billion, respectively, as of December 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	1Q15	4Q14	1Q14
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	47	182	(290)
Foreign exchange products	2	1	0
Total	49	183	(290)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(42)	(189)	300
Foreign exchange products	(2)	(1)	0
Total	(44)	(190)	300
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	5	(7)	10
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	1Q15		4Q14		1Q14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	59		12		14
Foreign exchange products	(50)		(45)		9
Total	9		(33)		23
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	9	[1]	6	[2]	4	[2]
Foreign exchange products	(15)	[3]	(6)	[4]	(1)	[5]
Total	(6)		0		3
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	4		(1)		0
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in trading revenues, other revenues and total other operating expenses.
4 Included in other revenues and total other operating expenses.
5 Included in other revenues.
As of the end of 1Q15, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income/loss (AOCI) within the next 12 months is CHF 40 million.
Net investment hedges
in	1Q15	4Q14	1Q14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	487	(133)	59
Total	487	(133)	59
Represents gains/(losses) on effective portion.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	1Q15				4Q14
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	16.5	0.7	0.4	17.6	14.0	0.8	0.3	15.1
Collateral posted	15.2	0.7	–	15.9	12.2	0.9	–	13.1
Additional collateral required in a one-notch downgrade event	0.8	0.6	0.2	1.6	0.7	0.5	0.1	1.3
Additional collateral required in a two-notch downgrade event	2.1	0.7	0.2	3.0	2.2	0.8	0.2	3.2
Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 12.2 billion and CHF 12.6 billion as of the end of 1Q15 and 4Q14, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of	1Q15						4Q14
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(238.2)	226.3		(11.9)	32.3	3.7	(266.5)	254.0		(12.5)	32.7	4.5
Non-investment grade	(99.6)	96.4		(3.2)	15.1	1.9	(103.9)	99.9		(4.0)	13.5	0.1
Total single-name instruments	(337.8)	322.7		(15.1)	47.4	5.6	(370.4)	353.9		(16.5)	46.2	4.6
of which sovereign	(67.7)	64.8		(2.9)	7.9	(1.5)	(76.2)	73.0		(3.2)	8.6	(1.1)
of which non-sovereign	(270.1)	257.9		(12.2)	39.5	7.1	(294.2)	280.9		(13.3)	37.6	5.7
Multi-name instruments (CHF billion)
Investment grade [2]	(154.8)	150.9		(3.9)	54.9	2.0	(162.2)	159.9		(2.3)	56.2	2.2
Non-investment grade	(51.5)	49.4	[3]	(2.1)	13.4	1.5	(53.4)	51.1	[3]	(2.3)	12.1	1.0
Total multi-name instruments	(206.3)	200.3		(6.0)	68.3	3.5	(215.6)	211.0		(4.6)	68.3	3.2
of which sovereign	(5.9)	5.8		(0.1)	1.1	(0.1)	(7.3)	7.2		(0.1)	1.1	0.0
of which non-sovereign	(200.4)	194.5		(5.9)	67.2	3.6	(208.3)	203.8		(4.5)	67.2	3.2
Total instruments (CHF billion)
Investment grade [2]	(393.0)	377.2		(15.8)	87.2	5.7	(428.7)	413.9		(14.8)	88.9	6.7
Non-investment grade	(151.1)	145.8		(5.3)	28.5	3.4	(157.3)	151.0		(6.3)	25.6	1.1
Total instruments	(544.1)	523.0		(21.1)	115.7	9.1	(586.0)	564.9		(21.1)	114.5	7.8
of which sovereign	(73.6)	70.6		(3.0)	9.0	(1.6)	(83.5)	80.2		(3.3)	9.7	(1.1)
of which non-sovereign	(470.5)	452.4		(18.1)	106.7	10.7	(502.5)	484.7		(17.8)	104.8	8.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q15	4Q14
Credit derivatives (CHF billion)
Credit protection sold	544.1	586.0
Credit protection purchased	523.0	564.9
Other protection purchased	115.7	114.5
Other instruments [1]	21.4	22.1
Total credit derivatives	1,204.2	1,287.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q15 (CHF billion)
Single-name instruments	70.5	224.7	42.6	337.8
Multi-name instruments	21.6	155.4	29.3	206.3
Total instruments	92.1	380.1	71.9	544.1
4Q14 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0

25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q15 (CHF million)
Credit guarantees and similar instruments	2,768	1,343	4,111	3,888		28	1,543
Performance guarantees and similar instruments	4,547	2,402	6,949	6,190		46	2,836
Securities lending indemnifications	10,586	0	10,586	10,586		0	10,586
Derivatives [2]	28,042	8,070	36,112	36,112		1,261	–	[3]
Other guarantees	3,814	1,192	5,006	5,001		44	2,871
Total guarantees	49,757	13,007	62,764	61,777		1,379	17,836
4Q14 (CHF million)
Credit guarantees and similar instruments	2,495	1,591	4,086	3,846		30	1,657
Performance guarantees and similar instruments	4,899	2,593	7,492	6,625		43	3,188
Securities lending indemnifications	12,257	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	8,959	33,558	33,558		954	–	[3]
Other guarantees	3,592	1,421	5,013	5,007		44	2,805
Total guarantees	47,842	14,564	62,406	61,293		1,071	19,907
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2014 to June 30, 2015 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises (GSEs) Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to March 31, 2015 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 1Q15, 4Q14 and 1Q14, including realized losses from the repurchase of residential mortgage loans sold.
Residential mortgage loans sold
January 1, 2004 to March 31, 2015 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	26.5
Non-agency securitizations	138.9	[2]
Total residential mortgage loans sold	173.6
1 Primarily banks.
2
Of the total residential mortgage loans sold to non-agency securitizations USD 27.1 billion were outstanding as of the end of 1Q15. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 1Q15 is attributable to borrower payments of USD 92.2 billion and losses of USD 19.6 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	1Q15					4Q14
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	13	4	83	100		67	3	83	153
New claims	0	1	0	1		1	1	1,233	1,235
Claims settled through repurchases	0	0	0	0		0	0	0	0
Other settlements	0	0	0	0	[1]	(54)	0	0	(54)	[1]
Total claims settled	0	0	0	0		(54)	0	0	(54)
Claims rescinded	0	0	0	0		(1)	0	0	(1)
Transfers to/from arbitration and litigation, net [2]	0	0	0	0		0	0	(1,233)	(1,233)
Balance at end of period	13	5	83	101		13	4	83	100
	1Q14
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580
New claims	6	1	6	13
Claims settled through repurchases	0	0	0	0
Other settlements	(3)	(1)	(5)	(9)	[1]
Total claims settled	(3)	(1)	(5)	(9)
Claims rescinded	(11)	0	0	(11)
Transfers to/from arbitration and litigation, net [2]	0	(2)	(1)	(3)
Balance at end of period	69	418	83	570
1 Settled at USD 0 million, USD 0 million and USD 7 million in 1Q15, 4Q14 and 1Q14, respectively.
2 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	1Q15		4Q14		1Q14
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	6		60		146
Increase/(decrease) in provisions, net	(5)		(54)		(3)
Realized losses [2]	0		0		(7)	[3]
Balance at end of period	1	[4]	6	[3]	136	[5]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to non-agency securitizations.
4 Primarily related to government-sponsored enterprises.
5 Primarily related to private investors and government-sponsored enterprises.
Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a description of these commitments.
Other commitments
end of	1Q15						4Q14
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,359	14	4,373	4,242		2,687	4,722	12	4,734	4,575		2,769
Irrevocable loan commitments [2]	26,537	89,382	115,919	111,049		58,052	30,023	90,267	120,290	115,502		56,959
Forward reverse repurchase agreements	960	0	960	960		960	8,292	0	8,292	8,292		8,292
Other commitments	1,088	942	2,030	2,030		0	736	1,034	1,770	1,770		0
Total other commitments	32,944	90,338	123,282	118,281		61,699	43,773	91,313	135,086	130,139		68,020
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 101,683 million and CHF 100,905 million of unused credit limits as of the end of 1Q15 and 4Q14, respectively, which were revocable at the Group's sole discretion upon notice to the client.

26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q15 and 1Q14 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	1Q15	1Q14
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(3)	1
Proceeds from transfer of assets	1,545	673
Cash received on interests that continue to be held	32	30
RMBS
Net gain [1]	4	8
Proceeds from transfer of assets	3,326	5,220
Purchases of previously transferred financial assets or its underlying collateral	0	(4)
Cash received on interests that continue to be held	101	88
Other asset-backed financings
Net gain [1]	5	15
Proceeds from transfer of assets	218	943
Cash received on interests that continue to be held	2	2
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q15 and 4Q14, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q15	4Q14
CHF million
CMBS
Principal amount outstanding	39,065	41,216
Total assets of SPE	51,581	53,354
RMBS
Principal amount outstanding	44,821	49,884
Total assets of SPE	45,171	50,017
Other asset-backed financings
Principal amount outstanding	25,477	26,176
Total assets of SPE	25,860	26,176
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	1Q15							1Q14
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			404				333			369				643
of which level 2			382				211			369				565
of which level 3			22				123			0				78
Weighted-average life, in years			9.1				8.8			3.5				4.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	4.5	–	27.7			–	[2]	6.0	–	23.0
Cash flow discount rate (rate per annum), in % [3]	2.2	–	4.8		1.9	–	13.6	1.0	–	6.0		3.0	–	15.0
Expected credit losses (rate per annum), in %	0.0	–	0.0		0.5	–	12.5	1.0	–	2.0		3.0	–	14.0
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q15 and 4Q14.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	1Q15											4Q14
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,252				2,103			175				1,168				2,394			212
of which non-investment grade			39				381			123				79				246			146
Weighted-average life, in years			6.4				9.0			4.2				5.6				7.8			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	29.0			–				–		1.0	–	36.6			–
Impact on fair value from 10% adverse change			–				(31.0)			–				–				(29.2)			–
Impact on fair value from 20% adverse change			–				(64.0)			–				–				(56.4)			–
Cash flow discount rate (rate per annum), in % [4]	1.5	–	30.2		1.0	–	22.0	0.3	–	21.2		1.6	–	22.3		1.7	–	44.0	0.3	–	21.2
Impact on fair value from 10% adverse change			(19.7)				(51.0)			(1.3)				(14.0)				(43.8)			(1.2)
Impact on fair value from 20% adverse change			(38.8)				(99.0)			(2.7)				(27.4)				(85.3)			(2.4)
Expected credit losses (rate per annum), in %	1.3	–	30.1		0.5	–	20.0	1.6	–	13.9		1.0	–	22.2		0.0	–	41.7	1.4	–	13.1
Impact on fair value from 10% adverse change			(8.2)				(29.0)			(1.3)				(7.1)				(25.3)			(0.4)
Impact on fair value from 20% adverse change			(15.9)				(57.0)			(2.6)				(14.0)				(49.4)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 1Q15, the Group had agreements in the form of total return swaps on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 1Q15, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 1Q15.

Transfer of assets accounted for as sales by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1,2]	Gross derivative liabilities recorded	[1,3]
1Q15 (CHF million)
Sales with total return swaps	187	186	179	0		7
Sales with longevity swaps	308	378	389	535		0
Total transactions outstanding	495	564	568	535		7
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 Gross derivative assets of CHF 535 million in other products, as disclosed in Note 24 – Derivatives and hedging activities.
3 Gross derivative liabilities of CHF 7 million in equity/index-related products, as disclosed in Note 24 – Derivatives and hedging activities.
Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q15 and 4Q14.
> Refer to “Note 28 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q15	4Q14
CHF million
CMBS
Other assets	22	26
Liability to SPE, included in Other liabilities	(22)	(26)
Other asset-backed financings
Trading assets	389	138
Other assets	290	252
Liability to SPE, included in Other liabilities	(679)	(390)
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 41 days and 49 days as of the end of 1Q15 and 4Q14, respectively. As of the end of 1Q15, Alpine had the highest short-term rating from Moody’s and was rated A-1 by Standard & Poor’s, F-1 by Fitch and R-1 (middle) (sf) by Dominion Bond Rating Service. The majority of Alpine’s purchased assets were highly rated reverse repurchase agreements as well as advance financing receivables, credit card receivables and aircraft loans. As of the end of 1Q15 and 4Q14, those assets had an average rating of AA, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 1.6 years and 1.8 years as of the end of 1Q15 and 4Q14, respectively.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q15 and 4Q14.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q15 (CHF million)
Cash and due from banks	784	4	15	111	214	103	1,231
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	664	0	0	0	0	664
Trading assets	519	56	245	1,581	893	636	3,930
Investment securities	0	0	306	0	0	0	306
Other investments	0	0	0	10	1,630	441	2,081
Net loans	0	10	0	0	24	208	242
Premises and equipment	0	0	0	0	435	0	435
Other assets	9,148	242	3,938	0	88	2,232	15,648
of which loans held-for-sale	9,111	0	2,805	0	21	346	12,283
Total assets of consolidated VIEs	10,451	976	4,504	1,702	3,284	3,620	24,537
Customer deposits	0	0	0	0	0	2	2
Trading liabilities	6	0	0	0	21	13	40
Short-term borrowings	0	9,212	0	0	0	0	9,212
Long-term debt	10,260	20	2,008	215	98	374	12,975
Other liabilities	29	19	572	1	146	837	1,604
Total liabilities of consolidated VIEs	10,295	9,251	2,580	216	265	1,226	23,833
4Q14 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	452	0	452
Other assets	8,726	262	4,741	3	197	2,205	16,134
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,300	3,654	25,350
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	829	1,728
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,221	24,602

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
1Q15 (CHF million)
Trading assets	111	5,063	1,017	466	271	6,928
Net loans	1	2,226	2,546	1,957	1,601	8,331
Other assets	0	247	22	0	200	469
Total variable interest assets	112	7,536	3,585	2,423	2,072	15,728
Maximum exposure to loss	112	13,621	3,701	8,007	2,481	27,922
Non-consolidated VIE assets	6,239	107,375	54,579	40,663	26,112	234,968
4Q14 (CHF million)
Trading assets	179	5,009	1,201	494	625	7,508
Net loans	211	2,252	3,213	1,651	1,544	8,871
Other assets	0	4	20	0	189	213
Total variable interest assets	390	7,265	4,434	2,145	2,358	16,592
Maximum exposure to loss	752	12,775	4,589	7,326	2,358	27,800
Non-consolidated VIE assets	8,604	120,157	56,413	38,818	23,360	247,352
27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.
Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	406	0	0		406
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	88,789	87	0		88,876
Debt	56	369	0	0		425
of which corporates	0	312	0	0		312
Equity	27,634	47	0	0		27,681
Securities received as collateral	27,690	416	0	0		28,106
Debt	28,989	58,298	3,976	0		91,263
of which foreign governments	28,698	5,221	293	0		34,212
of which corporates	22	20,655	1,247	0		21,924
of which RMBS	0	24,944	696	0		25,640
of which CMBS	0	4,241	309	0		4,550
of which CDO	0	3,198	1,218	0		4,416
Equity	86,202	5,708	1,473	0		93,383
Derivatives	4,984	557,323	5,823	(531,297)		36,833
of which interest rate products	2,359	405,660	1,361	–		–
of which foreign exchange products	216	96,258	412	–		–
of which equity/index-related products	2,401	26,803	1,277	–		–
of which credit derivatives	0	23,095	1,684	–		–
Other	2,658	6,786	4,641	0		14,085
Trading assets	122,833	628,115	15,913	(531,297)		235,564
Debt	2,115	489	109	0		2,713
of which foreign governments	1,820	0	0	0		1,820
of which corporates	0	289	0	0		289
of which RMBS	0	169	109	0		278
Equity	2	90	3	0		95
Investment securities	2,117	579	112	0		2,808
Private equity	0	0	1,201	0		1,201
of which equity funds	0	0	539	0		539
Hedge funds	0	130	239	0		369
of which debt funds	0	87	232	0		319
Other equity investments	72	74	1,517	0		1,663
of which private	0	74	1,514	0		1,588
Life finance instruments	0	0	1,822	0		1,822
Other investments	72	204	4,779	0		5,055
Loans	0	13,405	8,509	0		21,914
of which commercial and industrial loans	0	5,676	5,467	0		11,143
of which financial institutions	0	5,664	1,457	0		7,121
Other intangible assets (mortgage servicing rights)	0	0	67	0		67
Other assets	2,259	23,018	6,818	(1,310)		30,785
of which loans held-for-sale	0	16,079	6,289	0		22,368
Total assets at fair value	154,971	754,932	36,285	(532,607)		413,581
Less other investments - equity at fair value attributable to noncontrolling interests	(71)	(55)	(733)	0		(859)
Less assets consolidated under ASU 2009-17 [2]	0	(8,608)	(3,677)	0		(12,285)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	154,900	746,269	31,875	(532,607)		400,437
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	575	0	0		575
Customer deposits	0	3,530	75	0		3,605
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	48,087	0	0		48,087
Debt	56	369	0	0		425
of which corporates	0	312	0	0		312
Equity	27,634	47	0	0		27,681
Obligation to return securities received as collateral	27,690	416	0	0		28,106
Debt	10,874	4,553	8	0		15,435
of which foreign governments	10,807	662	0	0		11,469
of which corporates	35	3,679	8	0		3,722
Equity	17,485	202	6	0		17,693
Derivatives	4,839	566,896	5,071	(540,177)		36,629
of which interest rate products	2,423	397,955	982	–		–
of which foreign exchange products	294	113,008	397	–		–
of which equity/index-related products	2,104	28,477	1,224	–		–
of which credit derivatives	0	22,211	2,047	–		–
Trading liabilities	33,198	571,651	5,085	(540,177)		69,757
Short-term borrowings	0	4,680	138	0		4,818
Long-term debt	0	62,978	15,412	0		78,390
of which treasury debt over two years	0	6,341	0	0		6,341
of which structured notes over two years	0	31,905	10,369	0		42,274
of which non-recourse liabilities	0	9,147	3,461	0		12,608
Other liabilities	0	14,563	2,210	(1,438)		15,335
of which failed sales	0	849	668	0		1,517
Total liabilities at fair value	60,888	706,480	22,920	(541,615)		248,673
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	0		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	0		104,283
Debt	121	781	0	0		902
of which corporates	0	745	0	0		745
Equity	25,908	44	0	0		25,952
Securities received as collateral	26,029	825	0	0		26,854
Debt	31,937	57,989	4,465	0		94,391
of which foreign governments	31,708	4,869	454	0		37,031
of which corporates	28	22,493	1,435	0		23,956
of which RMBS	0	22,150	612	0		22,762
of which CMBS	0	5,293	257	0		5,550
of which CDO	0	3,185	1,421	0		4,606
Equity	86,333	6,395	1,566	0		94,294
Derivatives	4,467	615,639	6,823	(588,917)		38,012
of which interest rate products	1,616	466,890	1,803	–		–
of which foreign exchange products	118	89,101	301	–		–
of which equity/index-related products	2,711	26,644	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,986	7,122	4,326	0		14,434
Trading assets	125,723	687,145	17,180	(588,917)		241,131
Debt	2,368	315	0	0		2,683
of which foreign governments	2,066	0	0	0		2,066
of which corporates	0	313	0	0		313
Equity	2	103	3	0		108
Investment securities	2,370	418	3	0		2,791
Private equity	0	0	1,286	0		1,286
of which equity funds	0	0	585	0		585
Hedge funds	0	219	314	0		533
of which debt funds	0	181	302	0		483
Other equity investments	77	75	1,849	0		2,001
of which private	0	70	1,850	0		1,920
Life finance instruments	0	0	1,834	0		1,834
Other investments	77	294	5,283	0		5,654
Loans	0	13,560	9,353	0		22,913
of which commercial and industrial loans	0	5,816	5,853	0		11,669
of which financial institutions	0	6,227	1,494	0		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	0		70
Other assets	2,457	23,489	7,468	(1,094)		32,320
of which loans held-for-sale	0	16,107	6,851	0		22,958
Total assets at fair value	156,656	830,241	39,434	(590,011)		436,320
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	0		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	0		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,581	820,985	35,458	(590,011)		423,013
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	823	0	0		823
Customer deposits	0	3,161	100	0		3,261
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	0		54,732
Debt	121	781	0	0		902
of which corporates	0	745	0	0		745
Equity	25,908	44	0	0		25,952
Obligation to return securities received as collateral	26,029	825	0	0		26,854
Debt	11,678	4,914	1	0		16,593
of which foreign governments	11,530	757	0	0		12,287
of which corporates	21	3,917	1	0		3,939
Equity	19,060	122	2	0		19,184
Derivatives	4,594	619,787	6,414	(593,917)		36,878
of which interest rate products	1,585	458,894	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	26,746	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,332	624,823	6,417	(593,917)		72,655
Short-term borrowings	0	3,766	95	0		3,861
Long-term debt	0	66,558	14,608	0		81,166
of which treasury debt over two years	0	8,616	0	0		8,616
of which structured notes over two years	0	31,083	10,267	0		41,350
of which non-recourse liabilities	0	10,126	2,952	0		13,078
Other liabilities	0	14,795	3,363	(1,220)		16,938
of which failed sales	0	652	616	0		1,268
Total liabilities at fair value	61,361	769,483	24,583	(595,137)		260,290
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 1Q15, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange traded derivatives and equity as pricing inputs became more observable. The transfers from trading liabilities were primarily in debt and exchange traded derivatives as pricing inputs became more observable.
In 1Q15, transfers out of level 1 to level 2 were from trading assets and from trading liabilities. The transfers were primarily in equity for which suitable closing prices were unobtainable as of the end of 1Q15.
Transfers between level 1 and level 2
in	1Q15		1Q14
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	39	45	237	0
Equity	187	101	202	31
Derivatives	331	1	32	0
Trading assets	557	147	471	31
Liabilities (CHF million)
Debt	84	6	109	0
Equity	17	54	81	14
Derivatives	62	9	34	2
Trading liabilities	163	69	224	16

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
1Q15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	12	0	0		0	0		0	(2)	87
Debt	4,465	154	(396)	670	(773)	0	0	(6)		46	0		0	(184)	3,976
of which corporates	1,435	19	(55)	129	(265)	0	0	(5)		71	0		0	(82)	1,247
of which RMBS	612	114	(128)	319	(231)	0	0	(1)		21	0		0	(10)	696
of which CMBS	257	15	(41)	133	(28)	0	0	2		(26)	0		0	(3)	309
of which CDO	1,421	6	(130)	75	(128)	0	0	(1)		5	0		0	(30)	1,218
Equity	1,566	51	(84)	109	(154)	0	0	(8)		22	0		0	(29)	1,473
Derivatives	6,823	889	(432)	0	0	542	(1,946)	(14)		132	0		1	(172)	5,823
of which interest rate products	1,803	16	(172)	0	0	229	(120)	(14)		(341)	0		0	(40)	1,361
of which equity/index-related products	1,063	247	(37)	0	0	113	(176)	3		84	0		1	(21)	1,277
of which credit derivatives	2,569	620	(223)	0	0	95	(1,392)	(2)		88	0		0	(71)	1,684
Other	4,326	294	(342)	1,783	(1,395)	0	(66)	1		113	0		0	(73)	4,641
Trading assets	17,180	1,388	(1,254)	2,562	(2,322)	542	(2,012)	(27)		313	0		1	(458)	15,913
Investment securities	3	0	(64)	163	0	0	(4)	7		3	0		0	4	112
Equity	3,449	0	(5)	38	(290)	0	0	0		(17)	0		(89)	(129)	2,957
Life finance instruments	1,834	0	0	50	(74)	0	0	0		46	0		0	(34)	1,822
Other investments	5,283	0	(5)	88	(364)	0	0	0		29	0		(89)	(163)	4,779
Loans	9,353	274	(643)	297	(527)	425	(411)	0		(44)	0		(5)	(210)	8,509
of which commercial and industrial loans	5,853	177	(160)	0	(365)	377	(263)	0		3	0		(5)	(150)	5,467
of which financial institutions	1,494	65	(1)	0	(21)	48	(56)	0		(44)	0		(1)	(27)	1,457
Other intangible assets (mortgage servicing rights)	70	0	0	0	0	0	0	0		(2)	0		0	(1)	67
Other assets	7,468	938	(1,377)	1,514	(1,252)	325	(565)	0		20	0		0	(253)	6,818
of which loans held-for-sale [2]	6,851	936	(1,331)	1,496	(1,217)	325	(565)	2		32	0		0	(240)	6,289
Total assets at fair value	39,434	2,600	(3,343)	4,624	(4,465)	1,304	(2,992)	(20)		319	0		(93)	(1,083)	36,285
Liabilities (CHF million)
Customer deposits	100	0	(20)	0	0	0	0	0		2	0		0	(7)	75
Trading liabilities	6,417	772	(804)	9	(2)	266	(1,655)	20		209	0		0	(147)	5,085
of which interest rate derivatives	1,202	29	(169)	0	0	53	(82)	(12)		(14)	0		0	(25)	982
of which foreign exchange derivatives	560	3	0	0	0	1	(28)	0		(127)	0		0	(12)	397
of which equity/index-related derivatives	1,466	8	(395)	0	0	56	(135)	27		225	0		0	(28)	1,224
of which credit derivatives	2,760	727	(238)	0	0	90	(1,358)	5		134	0		0	(73)	2,047
Short-term borrowings	95	23	(9)	0	0	57	(21)	0		(5)	0		0	(2)	138
Long-term debt	14,608	633	(508)	0	0	2,722	(1,637)	2		(141)	0		0	(267)	15,412
of which structured notes over two years	10,267	28	(400)	0	0	1,911	(1,156)	4		(95)	0		0	(190)	10,369
of which non-recourse liabilities	2,952	597	(36)	0	0	261	(188)	(1)		(69)	0		0	(55)	3,461
Other liabilities	3,363	17	(1,140)	72	(49)	0	(157)	(8)		57	7		134	(86)	2,210
of which failed sales	616	4	(2)	66	(36)	0	0	0		29	0		0	(9)	668
Total liabilities at fair value	24,583	1,445	(2,481)	81	(51)	3,045	(3,470)	14		122	7		134	(509)	22,920
Net assets/(liabilities) at fair value	14,851	1,155	(862)	4,543	(4,414)	(1,741)	478	(34)		197	(7)		(227)	(574)	13,365
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 4 million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
1Q14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(135)	0	0	0	0	0		0	0		0	0	69
Debt	5,069	291	(897)	1,562	(1,477)	0	0	(56)		217	0		0	(30)	4,679
of which corporates	2,128	68	(359)	473	(344)	0	0	(65)		166	0		0	(8)	2,059
of which RMBS	436	174	(103)	269	(107)	0	0	8		31	0		0	(6)	702
of which CMBS	417	29	(142)	30	(33)	0	0	1		(16)	0		0	(3)	283
of which CDO	1,567	13	(83)	787	(976)	0	0	(2)		28	0		0	(10)	1,324
Equity	595	72	(193)	181	(145)	0	0	54		6	0		0	(4)	566
Derivatives	5,217	164	(137)	0	0	757	(1,119)	15		251	0		0	(35)	5,113
of which interest rate products	1,574	32	(4)	0	0	42	(261)	1		216	0		0	(14)	1,586
of which equity/index-related products	1,240	17	(44)	0	0	168	(152)	11		(172)	0		0	(6)	1,062
of which credit derivatives	1,138	94	(83)	0	0	177	(357)	0		133	0		0	(8)	1,094
Other	2,829	191	(62)	481	(464)	0	(6)	5		119	0		0	(25)	3,068
Trading assets	13,710	718	(1,289)	2,224	(2,086)	757	(1,125)	18		593	0		0	(94)	13,426
Investment securities	2	0	0	0	0	0	0	0		0	0		0	0	2
Equity	5,369	0	(14)	394	(2,787)	0	0	0		6	0		349	(2)	3,315
Life finance instruments	1,600	0	0	50	(74)	0	0	0		20	0		0	(11)	1,585
Other investments	6,969	0	(14)	444	(2,861)	0	0	0		26	0		349	(13)	4,900
Loans	7,998	20	(154)	141	(452)	1,570	(173)	0		(9)	0		0	(66)	8,875
of which commercial and industrial loans	5,309	18	(154)	139	(207)	1,252	(152)	0		64	0		0	(49)	6,220
of which financial institutions	1,322	2	0	2	(79)	34	(17)	0		(54)	0		0	(7)	1,203
Other intangible assets (mortgage servicing rights)	42	0	0	14	0	0	0	0		0	0		(1)	0	55
Other assets	6,159	893	(763)	919	(1,139)	180	(234)	4		107	0		0	(32)	6,094
of which loans held-for-sale	5,615	892	(749)	874	(1,090)	180	(235)	10		86	0		0	(28)	5,555
Total assets at fair value	35,084	1,631	(2,355)	3,742	(6,538)	2,507	(1,532)	22		717	0		348	(205)	33,421
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	0	0	0		2	0		0	1	58
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(114)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	5,564	346	(426)	0	(5)	449	(1,106)	158		46	0		0	(34)	4,992
of which interest rate derivatives	1,129	26	(5)	0	0	6	(154)	2		115	0		0	(8)	1,111
of which foreign exchange derivatives	938	0	0	0	0	2	(107)	0		(10)	0		0	(7)	816
of which equity/index-related derivatives	1,896	186	(350)	0	0	366	(490)	155		(306)	0		0	(10)	1,447
of which credit derivatives	1,230	108	(67)	0	0	0	(286)	1		220	0		0	(8)	1,198
Short-term borrowings	165	12	(27)	0	0	138	(93)	(1)		2	0		0	0	196
Long-term debt	9,780	444	(579)	0	0	1,748	(923)	(4)		120	0		0	(84)	10,502
of which structured notes over two years	6,217	109	(241)	0	0	1,407	(319)	(2)		100	0		0	(60)	7,211
of which non-recourse liabilities	2,552	325	(115)	0	0	88	(469)	2		27	0		0	(13)	2,397
Other liabilities	2,861	74	(25)	75	(236)	633	(149)	8		74	0		118	(18)	3,415
of which failed sales	1,143	65	(7)	61	(198)	0	0	0		48	0		0	(8)	1,104
Total liabilities at fair value	18,539	876	(1,171)	75	(241)	2,968	(2,271)	161		244	0		118	(135)	19,163
Net assets/(liabilities) at fair value	16,545	755	(1,184)	3,667	(6,297)	(461)	739	(139)		473	0		230	(70)	14,258
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
134 / 135

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	1Q15				1Q14
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	163	(234)	(71)	[1]	334	230	564	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(388)	(106)	(494)		(234)	23	(211)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q15 were CHF 2,600 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit, non-strategic and equity derivatives businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q15 were CHF 3,343 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets were primarily in the corporate credit, securitized products and emerging markets businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate, capitalization rate and volatility.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread, mean reversion and gap risk.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability and EBITDA multiple.
Generally, the interrelationship between the volatility, skew and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable input may include contingent probability. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread, recovery rate and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, funding spread, contingent probability and recovery rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, mean reversion and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable inputs basis spread and skew would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 1Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	87	Discounted cash flow	Funding spread, in bp		350	475	370
Debt	3,976
of which corporates	1,247
of which	184	Option model	Correlation, in %		(86)	98	17
			Buyback probability, in %	[2]	50	100	68
of which	368	Market comparable	Price, in %		0	129	56
of which	528	Discounted cash flow	Credit spread, in bp		15	1,800	488
of which RMBS	696	Discounted cash flow	Discount rate, in %		0	35	8
			Prepayment rate, in %		0	20	7
			Default rate, in %		0	20	4
			Loss severity, in %		0	100	57
of which CMBS	309	Discounted cash flow	Capitalization rate, in %		7	8	7
			Discount rate, in %		0	33	10
			Prepayment rate, in %		1	15	9
			Default rate, in %		0	22	1
			Loss severity, in %		0	35	6
of which CDO	1,218
of which	85	Vendor price	Price, in %		0	100	96
of which	276	Discounted cash flow	Discount rate, in %		2	28	9
			Prepayment rate, in %		0	20	15
			Credit spread, in bp		422	422	422
			Default rate, in %		0	6	2
			Loss severity, in %		0	100	34
of which	788	Market comparable	Price, in %		203	203	203
Equity	1,473
of which	276	Option model	Volatility, in %		5	257	32
of which	778	Market comparable	EBITDA multiple		4	13	9
			Price, in %		1	156	54
of which	25	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q15	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	5,823
of which interest rate products	1,361	Option model		Correlation, in %		11		100		70
				Prepayment rate, in %		1		30		14
				Volatility skew, in %		(10)		1		(3)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		229		935		571
of which equity/index-related products	1,277
of which	830	Option model		Correlation, in %		(86)		98		17
				Volatility, in %		0		257		28
of which	67	Market comparable		EBITDA multiple		4		10		7
of which credit derivatives	1,684	Discounted cash flow		Credit spread, in bp		1		19,302		8,923
				Recovery rate, in %		0		70		25
				Discount rate, in %		2		40		19
				Default rate, in %		1		45		7
				Loss severity, in %		10		100		73
				Correlation, in %		42		97		80
				Prepayment rate, in %		0		13		4
				Funding spread, in bp		51		105		68
Other	4,641
of which	3,727	Market comparable		Price, in %		0		106		46
of which	796	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	15,913
Investment securities	112	–		–		–		–		–
Private equity	1,201	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	239	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,517
of which private	1,514
of which	294	Discounted cash flow		Contingent probability, in %		69		69		69
of which	998	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,822	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	4,779
Loans	8,509
of which commercial and industrial loans	5,467
of which	4,527	Discounted cash flow		Credit spread, in bp		25		3,670		520
of which	897	Market comparable		Price, in %		0		101		75
of which financial institutions	1,457	Discounted cash flow		Credit spread, in bp		72		813		344
Other intangible assets (mortgage servicing rights)	67	–		–		–		–		–
Other assets	6,818
of which loans held-for-sale	6,289
of which	3,253	Vendor price		Price, in %		0		101		99
of which	698	Discounted cash flow		Credit spread, in bp		61		1,939		496
				Recovery rate, in %		0		39		33
of which	1,682	Market comparable		Price, in %		0		104		62
Total level 3 assets at fair value	36,285
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,465
of which corporates	1,435
of which	201	Option model	Correlation, in %		(88)	97	17
			Buyback probability, in %	[2]	50	100	68
of which	180	Market comparable	Price, in %		0	124	67
of which	1,051	Discounted cash flow	Credit spread, in bp		9	1,644	361
of which RMBS	612	Discounted cash flow	Discount rate, in %		1	31	9
			Prepayment rate, in %		0	29	8
			Default rate, in %		1	19	3
			Loss severity, in %		0	100	50
of which CMBS	257	Discounted cash flow	Capitalization rate, in %		7	10	8
			Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Default rate, in %		0	21	1
			Loss severity, in %		0	35	3
of which CDO	1,421
of which	89	Vendor price	Price, in %		0	100	95
of which	286	Discounted cash flow	Discount rate, in %		3	23	7
			Prepayment rate, in %		0	20	17
			Default rate, in %		0	7	2
			Loss severity, in %		3	100	35
of which	837	Market comparable	Price, in %		93	196	191
Equity	1,566
of which	765	Market comparable	EBITDA multiple		3	13	9
			Price, in %		1	163	51
of which	26	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	6,823
of which interest rate products	1,803	Option model		Correlation, in %		9		100		76
				Prepayment rate, in %		0		33		24
				Volatility skew, in %		(9)		3		(1)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		229		1,218		1,046
of which equity/index-related products	1,063	Option model		Correlation, in %		(88)		97		8
				Volatility, in %		0		276		27
of which credit derivatives	2,569	Discounted cash flow		Credit spread, in bp		1		6,087		614
				Recovery rate, in %		0		75		20
				Discount rate, in %		1		38		18
				Default rate, in %		1		43		7
				Loss severity, in %		10		100		65
				Correlation, in %		46		97		83
				Prepayment rate, in %		0		9		4
				Funding spread, in bp		51		106		80
Other	4,326
of which	3,493	Market comparable		Price, in %		0		104		50
of which	770	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	17,180
Investment securities	3	–		–		–		–		–
Private equity	1,286	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	314	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,849
of which private	1,850
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,283
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,434
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 1Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	75	–	–		–	–	–
Trading liabilities	5,085
of which interest rate derivatives	982	Option model	Basis spread, in bp		(12)	48	24
			Correlation, in %		11	100	80
			Mean reversion, in %	[2]	5	10	10
			Prepayment rate, in %		1	30	9
			Gap risk, in %	[3]	0	20	19
of which foreign exchange derivatives	397	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		21	30	26
of which equity/index-related derivatives	1,224	Option model	Correlation, in %		(86)	98	17
			Skew, in %		48	274	119
			Volatility, in %		1	257	26
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,047	Discounted cash flow	Credit spread, in bp		1	19,302	7,071
			Discount rate, in %		2	32	18
			Default rate, in %		1	45	7
			Recovery rate, in %		0	75	39
			Loss severity, in %		10	100	72
			Correlation, in %		11	95	55
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	13	4
Short-term borrowings	138	–	–		–	–	–
Long-term debt	15,412
of which structured notes over two years	10,369
of which	8,934	Option model	Correlation, in %		(86)	99	18
			Volatility, in %		4	257	31
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	357	Discounted cash flow	Credit spread, in bp		170	598	244
of which non-recourse liabilities	3,461
of which	3,349	Vendor price	Price, in %		0	101	99
of which	37	Market comparable	Price, in %		0	100	5
Other liabilities	2,210
of which failed sales	668
of which	435	Market comparable	Price, in %		0	100	65
of which	158	Discounted cash flow	Credit spread, in bp		500	1,664	1,022
			Discount rate, in %		6	17	11
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	22,920
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	100	–	–		–	–	–
Trading liabilities	6,417
of which interest rate derivatives	1,202	Option model	Basis spread, in bp		(11)	85	44
			Correlation, in %		9	100	78
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		0	33	21
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	560	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		22	33	28
of which equity/index-related derivatives	1,466	Option model	Correlation, in %		(88)	97	17
			Skew, in %		44	260	110
			Volatility, in %		1	276	27
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,760	Discounted cash flow	Credit spread, in bp		1	6,087	508
			Discount rate, in %		2	34	17
			Default rate, in %		1	43	7
			Recovery rate, in %		0	75	28
			Loss severity, in %		10	100	65
			Correlation, in %		9	94	57
			Funding spread, in bp		51	82	64
			Prepayment rate, in %		0	12	4
Short-term borrowings	95	–	–		–	–	–
Long-term debt	14,608
of which structured notes over two years	10,267
of which	8,002	Option model	Correlation, in %		(88)	99	18
			Volatility, in %		4	276	30
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	515	Discounted cash flow	Credit spread, in bp		228	597	455
of which non-recourse liabilities	2,952
of which	2,766	Vendor price	Price, in %		0	109	99
of which	90	Market comparable	Price, in %		0	100	7
Other liabilities	3,363
of which failed sales	616
of which	450	Market comparable	Price, in %		0	103	63
of which	124	Discounted cash flow	Credit spread, in bp		852	1,286	912
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	24,583
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the primary significant unobservable input for fund-linked certificates where a historical analysis of buyback rates provides a floor value with the market assumed to price an uncertainty premium into the mark. The default level is 50% with 100% used in cases where the deal is large, concentrated with one counterparty or where other factors indicate enhanced buyback risk.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and represents the idea that prices will change from one level to another with no trading in between. Pricing sources are considered as a reference floor only because most of the contributors are no longer active in the market.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent swaps and forwards as well as some private equity investments where payments may be contingent on the occurrence of an event.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	1Q15							4Q14
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	8		22		30	0		7		106		113	0
Equity funds	92		1,609	[1]	1,701	0		102		1,842	[2]	1,944	0
Equity funds sold short	0		(26)		(26)	0		0		(42)		(42)	0
Total funds held in trading assets and liabilities	100		1,605		1,705	0		109		1,906		2,015	0
Debt funds	226		93		319	1		296		187		483	1
Others	0		50		50	0		0		50		50	0
Hedge funds	226		143	[3]	369	1		296		237	[4]	533	1
Debt funds	17		0		17	19		17		0		17	15
Equity funds	539		0		539	133		585		0		585	123
Real estate funds	304		0		304	96		302		0		302	98
Others	341		0		341	154		382		0		382	158
Private equities	1,201		0		1,201	402		1,286		0		1,286	394
Equity method investments	331		46		377	0		378		43		421	0
Total funds held in other investments	1,758		189		1,947	403		1,960		280		2,240	395
Total fair value	1,858	[5]	1,794	[6]	3,652	403	[7]	2,069	[5]	2,186	[6]	4,255	395	[7]
1
46 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 30 % is redeemable on an annual basis with a notice period of more than 60 days , 20 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 4 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
42 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 28 % is redeemable on an annual basis with a notice period of more than 60 days , 16 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 14 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
69 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 24 % is redeemable on an annual basis with a notice period of more than 30 days , 4 % is redeemable on demand with a notice period primarily of less than 30 days , and 3 % is redeemable on a monthly basis with a notice period of more than 30 days .

4
87 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 563 million and CHF 612 million attributable to noncontrolling interests in 1Q15 and 4Q14, respectively.
6 Includes CHF 55 million and CHF 138 million attributable to noncontrolling interests in 1Q15 and 4Q14, respectively.
7 Includes CHF 183 million and CHF 185 million attributable to noncontrolling interests in 1Q15 and 4Q14, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Nonrecurring fair value changes
end of	1Q15	4Q14
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0	1.4
of which level 2	0	1.2
of which level 3	0	0.2
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	1Q15			4Q14
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,507	4,394	(2,887)	1,147	3,816	(2,669)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	88,876	88,648	228	104,283	104,027	256
Loans	21,914	22,872	(958)	22,913	23,782	(869)
Other assets [1]	25,230	31,902	(6,672)	26,088	33,091	(7,003)
Due to banks and customer deposits	(878)	(825)	(53)	(914)	(873)	(41)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(48,087)	(48,090)	3	(54,732)	(54,661)	(71)
Short-term borrowings	(4,818)	(4,822)	4	(3,861)	(3,918)	57
Long-term debt	(78,390)	(78,612)	222	(81,166)	(81,322)	156
Other liabilities	(1,517)	(2,931)	1,414	(1,268)	(2,767)	1,499
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	1Q15		1Q14
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	[1]	2	[1]
of which related to credit risk	(1)		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	299	[1]	215	[1]
Other investments	(11)	[3]	80	[3]
Loans	171	[1]	248	[1]
of which related to credit risk	(15)		(1)
Other assets	60	[1]	525	[1]
of which related to credit risk	(4)		182
Due to banks and customer deposits	37	[2]	(9)	[2]
of which related to credit risk	31		(4)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	66	[2]	(11)	[1]
Short-term borrowings	(23)	[2]	(17)	[2]
of which related to credit risk [4]	1		0
Long-term debt	904	[2]	(918)	[2]
of which related to credit risk [4]	95		(57)
Other liabilities	84	[3]	(5)	[2]
of which related to credit risk	8		(44)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (60) million and CHF 127 million in 1Q15, respectively, and CHF (92) million and CHF 27 million in 1Q14, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q15 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	55,982	0	55,983	0	55,983
Investment securities	244	0	244	0	244
Loans	245,064	0	249,123	4,200	253,323
Other financial assets [1]	158,543	88,615	68,869	1,460	158,944
Financial liabilities
Due to banks and deposits	388,089	209,063	179,013	0	388,076
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	18,054	0	18,054	0	18,054
Short-term borrowings	22,759	0	22,761	0	22,761
Long-term debt	97,288	0	98,720	1,100	99,820
Other financial liabilities [2]	79,654	14	78,872	613	79,499
4Q14 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	245,866	0	248,969	3,678	252,647
Other financial assets [1]	148,473	80,520	66,714	1,579	148,813
Financial liabilities
Due to banks and deposits	390,984	217,482	173,501	0	390,983
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	96,732	0	97,105	1,201	98,306
Other financial liabilities [2]	85,066	15	84,336	586	84,937
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.
28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q15	4Q14
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	155,345	153,982
of which encumbered	102,231	103,245

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q15	4Q14
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	446,709	444,852
of which sold or repledged	339,988	336,228
29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.8 billion.

In 1Q15, the Group recorded net litigation provisions of CHF 61 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On March 24, 2015, the US District Court for the Southern District of New York (SDNY) presiding in the action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank, dismissed in its entirety all claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates, relating to approximately USD 28 million of RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading). On April 7, 2015, FDIC appealed the SDNY's March 24, 2015 order. On April 16, 2015, the Supreme Court for the State of New York, New York County (SCNY) presiding in the action brought by Phoenix Light SF Ltd. and affiliated entities, dismissed in its entirety all claims against CSS LLC and its affiliates relating to approximately USD 362 million of RMBS at issue.
Repurchase litigations
On March 24, 2015, the SCNY dismissed without prejudice the action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, against DLJ Mortgage Capital, Inc. (DLJ) and another defendant, in which plaintiff had alleged damages of not less than USD 319 million. On April 8, 2015, the SCNY dismissed without prejudice the action brought by Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2, against DLJ, in which no damages amount had been alleged in the complaint.
Rates-related matters
In the LIBOR multi-district litigation in the SDNY, the briefing on defendants’ motions to dismiss was completed in April 2015. In one of the two matters not consolidated in the multi-district litigation, the SDNY granted the defendants’ motion to dismiss on March 31, 2015, but gave plaintiff leave to file a new pleading. Regarding the civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates, one of the foreign-based investors has appealed the dismissal of its case. Additional plaintiffs have recently filed two new civil class action complaints alleging that Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, manipulated prices for foreign exchange futures and options on foreign exchange futures. On April 13, 2015, the defendants filed a motion to dismiss the pending consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars in the SDNY.
ATA litigation
On April 2, 2015, the plaintiffs alleging claims under the United States Anti-Terrorism Act (ATA) against Credit Suisse AG and a number of other banks filed an amended complaint in the US District Court for the Eastern District of New York. Credit Suisse AG intends to renew its motion to dismiss this matter.
30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q14, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 1Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,688	2,675		4,363	69		58		4,490
Interest expense	(1,066)	(1,246)		(2,312)	(81)		55		(2,338)
Net interest income	622	1,429		2,051	(12)		113		2,152
Commissions and fees	948	1,977		2,925	2		52		2,979
Trading revenues	3	1,403		1,406	(8)		(8)		1,390
Other revenues	163	(6)		157	1,076	[2]	(1,107)		126
Net revenues	1,736	4,803		6,539	1,058		(950)		6,647
Provision for credit losses	0	20		20	0		10		30
Compensation and benefits	1,001	1,954		2,955	29		(8)		2,976
General and administrative expenses	437	1,317		1,754	(26)		10		1,738
Commission expenses	61	328		389	0		3		392
Total other operating expenses	498	1,645		2,143	(26)		13		2,130
Total operating expenses	1,499	3,599		5,098	3		5		5,106
Income/(loss) from continuing operations before taxes	237	1,184		1,421	1,055		(965)		1,511
Income tax expense	64	385		449	1		27		477
Net income/(loss)	173	799		972	1,054		(992)		1,034
Net income/(loss) attributable to noncontrolling interests	(15)	(1)		(16)	0		(4)		(20)
Net income/(loss) attributable to shareholders	188	800		988	1,054		(988)		1,054
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 1Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	173	799		972	1,054	(992)		1,034
Gains/(losses) on cash flow hedges	0	22		22	(14)	0		8
Foreign currency translation	(378)	(1,111)		(1,489)	(3)	(1)		(1,493)
Unrealized gains/(losses) on securities	0	7		7	0	3		10
Actuarial gains/(losses)	9	8		17	0	72		89
Net prior service credit/(cost)	(4)	1		(3)	0	(18)		(21)
Other comprehensive income/(loss), net of tax	(373)	(1,073)		(1,446)	(17)	56		(1,407)
Comprehensive income/(loss)	(200)	(274)		(474)	1,037	(936)		(373)
Comprehensive income/(loss) attributable to noncontrolling interests	(37)	(17)		(54)	0	10		(44)
Comprehensive income/(loss) attributable to shareholders	(163)	(257)		(420)	1,037	(946)		(329)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 1Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,487	2,829		4,316	38		91		4,445
Interest expense	(881)	(1,356)		(2,237)	(52)		22		(2,267)
Net interest income	606	1,473		2,079	(14)		113		2,178
Commissions and fees	1,054	2,173		3,227	(1)		49		3,275
Trading revenues	503	166		669	(11)		(20)		638
Other revenues	505	264		769	876	[2]	(907)		738
Net revenues	2,668	4,076		6,744	850		(765)		6,829
Provision for credit losses	0	19		19	0		15		34
Compensation and benefits	925	2,079		3,004	18		(29)		2,993
General and administrative expenses	467	1,239		1,706	(27)		11		1,690
Commission expenses	56	310		366	0		3		369
Total other operating expenses	523	1,549		2,072	(27)		14		2,059
Total operating expenses	1,448	3,628		5,076	(9)		(15)		5,052
Income/(loss) from continuing operations before taxes	1,220	429		1,649	859		(765)		1,743
Income tax expense	476	45		521	0		22		543
Income/(loss) from continuing operations	744	384		1,128	859		(787)		1,200
Income from discontinued operations, net of tax	0	15		15	0		0		15
Net income/(loss)	744	399		1,143	859		(787)		1,215
Net income/(loss) attributable to noncontrolling interests	348	15		363	0		(7)		356
Net income/(loss) attributable to shareholders	396	384		780	859		(780)		859
of which from continuing operations	396	369		765	859		(780)		844
of which from discontinued operations	0	15		15	0		0		15
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 1Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	744	399		1,143	859	(787)		1,215
Gains/(losses) on cash flow hedges	0	9		9	8	0		17
Foreign currency translation	(162)	(116)		(278)	0	5		(273)
Unrealized gains/(losses) on securities	0	5		5	0	3		8
Actuarial gains/(losses)	2	6		8	0	27		35
Net prior service credit/(cost)	0	0		0	0	(20)		(20)
Other comprehensive income/(loss), net of tax	(160)	(96)		(256)	8	15		(233)
Comprehensive income/(loss)	584	303		887	867	(772)		982
Comprehensive income attributable to noncontrolling interests	323	8		331	0	0		331
Comprehensive income/(loss) attributable to shareholders	261	295		556	867	(772)		651
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	7,152	78,778		85,930	657	1,326		87,913
Interest-bearing deposits with banks	68	4,180		4,248	5	(3,136)		1,117
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	139,763	5,496		145,259	0	(400)		144,859
Securities received as collateral	26,012	2,094		28,106	0	0		28,106
Trading assets	71,366	164,417		235,783	0	(219)		235,564
Investment securities	309	2,337		2,646	3,997	(3,591)		3,052
Other investments	2,445	5,309		7,754	46,476	(46,349)		7,881
Net loans	18,510	236,002		254,512	347	15,915		270,774
Premises and equipment	846	3,475		4,321	0	199		4,520
Goodwill	717	6,908		7,625	0	879		8,504
Other intangible assets	109	111		220	0	0		220
Brokerage receivables	25,669	19,713		45,382	0	1		45,383
Other assets	22,657	43,678		66,335	308	(146)		66,497
Total assets	315,623	572,498		888,121	51,790	(35,521)		904,390
Liabilities and equity (CHF million)
Due to banks	221	27,404		27,625	3,241	(3,604)		27,262
Customer deposits	0	353,319		353,319	0	11,688		365,007
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,971	(54,831)		66,140	0	0		66,140
Obligation to return securities received as collateral	26,012	2,094		28,106	0	0		28,106
Trading liabilities	16,315	53,460		69,775	0	(18)		69,757
Short-term borrowings	14,200	13,377		27,577	0	0		27,577
Long-term debt	66,209	104,423		170,632	4,959	87		175,678
Brokerage payables	38,847	16,382		55,229	0	0		55,229
Other liabilities	12,127	33,162		45,289	194	(134)		45,349
Total liabilities	294,902	548,790		843,692	8,394	8,019		860,105
Total shareholders' equity	19,723	23,126		42,849	43,396	(42,849)		43,396
Noncontrolling interests	998	582		1,580	0	(691)		889
Total equity	20,721	23,708		44,429	43,396	(43,540)		44,285

Total liabilities and equity	315,623	572,498		888,121	51,790	(35,521)		904,390
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,572	73,428		78,000	917	432		79,349
Interest-bearing deposits with banks	69	4,035		4,104	0	(2,860)		1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	152,647	10,561		163,208	0	0		163,208
Securities received as collateral	26,754	100		26,854	0	0		26,854
Trading assets	74,980	166,333		241,313	0	(182)		241,131
Investment securities	3	2,376		2,379	3,981	(3,569)		2,791
Other investments	2,826	5,641		8,467	46,392	(46,246)		8,613
Net loans	20,664	235,264		255,928	350	16,273		272,551
Premises and equipment	892	3,549		4,441	0	200		4,641
Goodwill	731	7,035		7,766	0	878		8,644
Other intangible assets	115	134		249	0	0		249
Brokerage receivables	25,009	16,620		41,629	0	0		41,629
Other assets	24,738	45,773		70,511	221	(174)		70,558
Total assets	334,000	570,849		904,849	51,861	(35,248)		921,462
Liabilities and equity (CHF million)
Due to banks	97	26,409		26,506	2,627	(3,124)		26,009
Customer deposits	1	357,568		357,569	0	11,489		369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,817	(50,698)		70,119	0	0		70,119
Obligation to return securities received as collateral	26,754	100		26,854	0	0		26,854
Trading liabilities	13,133	59,534		72,667	0	(12)		72,655
Short-term borrowings	27,440	(1,519)		25,921	0	0		25,921
Long-term debt	67,776	105,171		172,947	4,930	21		177,898
Brokerage payables	44,029	12,948		56,977	0	0		56,977
Other liabilities	13,103	37,545		50,648	345	(23)		50,970
Total liabilities	313,150	547,058		860,208	7,902	8,351		876,461
Total shareholders' equity	19,693	23,202		42,895	43,959	(42,895)		43,959
Noncontrolling interests	1,157	589		1,746	0	(704)		1,042
Total equity	20,850	23,791		44,641	43,959	(43,599)		45,001

Total liabilities and equity	334,000	570,849		904,849	51,861	(35,248)		921,462
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFIG	Customized Fund Investment Group
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
ISU	Incentive Share Unit
K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York, New York County
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	1Q15	2014		2013		2012
Share price (common shares, CHF)
Average	22.69	26.52		26.74		21.23
Minimum	18.75	23.77		22.90		16.01
Maximum	26.18	30.08		30.29		27.20
End of period	26.18	25.08		27.27		22.26
Share price (American Depositary Shares, USD)
Average	23.84	28.98		28.85		22.70
Minimum	21.03	24.84		24.56		16.20
Maximum	27.03	33.19		33.84		29.69
End of period	26.93	25.08		30.84		24.56
Market capitalization
Market capitalization (CHF million)	42,076	40,308		43,526		29,402
Market capitalization (USD million)	43,281	40,308		49,224		32,440
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.75	[1,2]
1 Paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of April 29, 2015	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	BBB+	A
Outlook	Review for possible downgrade	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Review for possible downgrade	Negative	Stable

Financial calendar and contacts
Financial calendar
Second quarter results 2015	Thursday, July 23, 2015

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPA
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 80 58
E-mail	roman.schaerer.2@credit-suisse.com
Foreign currency translation rates
	End of				Average in
	1Q15	4Q14	1Q14	1Q15	4Q14	1Q14
1 USD / 1 CHF	0.97	0.99	0.88	0.95	0.97	0.89
1 EUR / 1 CHF	1.04	1.20	1.22	1.07	1.20	1.22
1 GBP / 1 CHF	1.44	1.54	1.47	1.45	1.53	1.48
100 JPY / 1 CHF	0.81	0.83	0.86	0.80	0.84	0.87

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

Credit Suisse Annual Reporting Suite

Our 2014 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Photography: Alberto Venzago
Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520124 English